

Entrada Therapeutics, Inc.
2025 Annual Report to Securityholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-40969

ENTRADA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**81-3983399**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Design Center Place	
Suite 17-500	
Boston, MA	**02210**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (857) 520-9158

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**TRDA**	**The Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒		
Non-accelerated filer	☐	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of registrant's common equity held by non-affiliates of registrant on June 30, 2025 was approximately $191.2 million based upon the closing sale price of the common stock as reported on The Nasdaq Global Market as of June 30, 2025. In determining the market value of non-affiliate common stock, shares of the registrant's common stock beneficially owned by officers, directors and affiliates have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 19, 2026, the registrant had 38,284,313 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders, which the registrant intends to file pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

From time to time, we may use our website or our LinkedIn profile at www.linkedin.com/company/entradatx to distribute material information. Our financial and other material information is routinely posted to and accessible on the Investors Relations section of our website, available at www.entradatx.com. Investors are encouraged to review the Investors Relations section of our website because we may post material information on that site that is not otherwise disseminated by us. Information that is contained in and can be accessed through our website or our LinkedIn page is not incorporated into, and does not form a part of, this Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("Annual Report") contains express or implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on our management's current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to us.

These statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

- the initiation, timing, progress, results and costs of conducting our research and development programs, our current and future preclinical studies, and our current and future clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our current and future programs;

- the ability of our preclinical studies and clinical trials to demonstrate safety and efficacy of our therapeutic candidates, and other positive results;

- the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of our therapeutic candidates;

- the timing, scope and likelihood of regulatory filings and approvals, including timing of any Investigational New Drug application ("IND") and final U.S. Food and Drug Administration ("FDA") or foreign equivalent approval of our current therapeutic candidates or any future therapeutic candidates;

- the timing or content of any update regarding our regulatory filings;

- the ability to leverage our proprietary EEV platform ("EEV Platform") to efficiently develop additional therapeutic candidates, including by applying learnings from one program to other programs and from one indication to our other indications;

- our estimates of the number of patients that we will enroll and our ability to initiate, recruit and enroll patients in and conduct and successfully complete clinical trials at the pace that we project;

- the costs of manufacturing and our ability to scale-up our manufacturing and processing approaches to appropriately address our anticipated commercial needs, which will require significant resources;

- our ability to establish or maintain collaborations or strategic relationships and the ability and willingness of our third-party strategic collaborators to undertake research and development activities relating to our current or future therapeutic candidates and discovery programs;

- our expectations regarding the potential benefits of the partnership, licensing and/or collaboration arrangements and other strategic arrangements and transactions we have entered into or may enter into in the future;

- the potential benefits of our technologies and programs, including those with strategic partners;

- our ability to obtain funding for our operations necessary to complete further development and commercialization of our therapeutic candidates;

- our ability to take advantage of expedited regulatory pathways for our therapeutic candidates;

- our ability to obtain and maintain regulatory approval of our therapeutic candidates;

- the implementation of our business model, and strategic plans for our business, therapeutic candidates, and technology;

- the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and other therapeutic candidates we may develop, including the extensions of existing patent terms where available, and the validity of intellectual property;

- rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

- the period over which we estimate our available financial resources, together with ongoing research support will enable us to fund the Company's current and future operating expenses and capital expenditure requirements;

- our financial performance and estimates of our future expenses, revenues, capital requirements, use of our cash reserves, and our needs for additional financing;

- future agreements with third parties in connection with the development and commercialization of our therapeutic candidates and any other approved product;

- the rate and degree of market acceptance and the size and growth potential of the markets for our therapeutic candidates, and our ability to serve those markets;

- our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

- our ability to produce our therapeutic candidates with advantages in turnaround times or manufacturing cost;

- our competitive position and the success of competing therapies that are or may become available;

- our need for and ability to attract and retain key scientific, management and other personnel and to identify, hire and retain additional qualified professionals;

- our expectations regarding the period during which we will remain an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act");

- our anticipated use of our existing resources;

- the expected timing, progress and success of our collaboration with Vertex Pharmaceuticals Incorporated ("Vertex"), including any future payments we may receive under our collaboration and license agreements, as well as our ability to identify and enter into future license agreements and collaborations;

- our beliefs and expectations regarding milestone, royalty or other payments that could be due to third parties under existing agreements;

- the impact of macroeconomic and geopolitical developments on our business, including rising inflation and capital market disruptions, changes in or disruptions of U.S. governmental agencies, whether from a U.S. federal government shutdown or reduced resources, new or increased international tariffs and retaliatory tariffs, trade protection measures, military conflicts, economic sanctions and economic slowdowns or recessions that may result from such developments which could harm our research and development efforts as well as the value of our common stock and our ability to access capital markets;

- other risks and uncertainties, including those listed under the caption "Risk Factors."

In some cases, you can identify forward-looking statements by terminology such as "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "seek," "predict," "future," "project," "potential," "continue," "target," "contemplate," "possible," "can," or the negative of these terms or other comparable terminology, and similar expressions, although not all forward-looking statements contain these identifying words. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled "Risk Factors" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this Annual Report and the documents that we reference in this Annual Report and have filed with the Securities and Exchange Commission thereto completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this Annual Report represent our views as of the date of this Annual Report. We do not undertake any obligation to publicly update any forward-looking statement except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

This Annual Report also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. All of the market data used in this Annual Report involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

This Annual Report contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed as exhibits to this Annual Report. Unless the context otherwise requires, reference in this Annual Report to the terms "Entrada," "Entrada Therapeutics," "the Company," "we," "us," "our," and similar designations refer to Entrada Therapeutics, Inc. and, where appropriate, our wholly-owned subsidiary.

SUMMARY OF MATERIAL AND OTHER RISKS ASSOCIATED WITH OUR BUSINESS

Our business is subject to numerous risks and uncertainties and are subject to change based on various factors, including those highlighted in the section entitled "Risk Factors" and elsewhere in this Annual Report on Form 10-K ("Annual Report"). These risks include, but are not limited to, the following:

- We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue from product sales or become profitable or, if we achieve profitability, we may not be able to sustain it.

- We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

- We are early in our development efforts and as a result it will be years before we commercialize a therapeutic candidate, if ever. If we are unable to identify and advance therapeutic candidates through preclinical studies and/or clinical trials, obtain marketing approval and ultimately commercialize them, or experience significant delays in doing so, our business will be materially harmed.

- Our business is highly dependent on the clinical advancement of our programs and modalities and is especially dependent on the success of our lead therapeutic candidates, ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801 and our partnered candidate VX-670. Delay or failure to advance programs or modalities, including ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801 and VX-670 could adversely impact our business.

- Our Endosomal Escape Vehicle ("EEV") therapeutic candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

- Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies are not necessarily predictive of the results of later preclinical studies and any clinical trials of our therapeutic candidates. We have not completed the testing of any of our therapeutic candidates in clinical trials and our therapeutic candidates may not have favorable results in clinical trials, if any, or receive regulatory approval on a timely basis, if at all.

- Substantial delays in the commencement, enrollment or completion of our planned clinical trials, or failure to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities could prevent us from commercializing any therapeutic candidates we determine to develop on a timely basis, if at all.

- Our approach to the discovery and development of therapeutic candidates that are based on our EEV platform ("EEV Platform") is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our therapeutic candidates or render our EEV Platform obsolete.

- We rely, and expect to continue to rely, on third parties to conduct some or all aspects of our product manufacturing, research and preclinical and clinical testing, and these third parties may not perform satisfactorily or, dedicate adequate resources to meet our needs, or may be unable to acquire the necessary supplies to perform successfully.

- We have and may in the future enter into collaborations, licenses and other similar arrangements with third parties for the research, development and commercialization of certain of the therapeutic candidates we may develop, including our collaboration with Vertex Pharmaceuticals Incorporated ("Vertex"). If any such arrangements are not successful, we may not be able to capitalize on the market potential of those therapeutic candidates.

- We face significant competition, and if our competitors develop technologies or therapeutic candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

- We expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- While we will attempt to diversify our risks by developing one or more programs in each modality, there are risks that are unique to each modality and risks that are applicable across modalities. These risks may impair our ability to advance one or more of our programs in clinical development, obtain regulatory approval, or ultimately commercialize our programs, or cause us to experience significant delays in doing so, any of which may materially harm our business.

- If we or our collaborators are unable to obtain and maintain patent protection for our EEV Platform, therapeutic development programs and other proprietary technologies we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our therapeutic programs and other proprietary technologies we may develop may be adversely affected.

- Our future success depends on our ability to retain key employees and to attract, retain and motivate qualified personnel.

- The market price of our common stock may be volatile, and investors could lose all or part of their investment.

- Volatility in capital markets may affect our ability to access new capital, which may harm our liquidity, limit our ability to grow our business, pursue acquisitions or improve our operating infrastructure and restrict our ability to compete in our markets.

- Unstable market and economic conditions may have adverse consequences for our business, financial condition and stock price.

The material and other risks summarized above should be read together with the text of the full risk factors and in the other information set forth in this Annual Report, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the "SEC"). If any such material and other risks and uncertainties actually occur, our business, prospects, financial condition and results of operations could be materially and adversely affected. The risks summarized above or described in full are not the only risks that we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, prospects, financial condition and results of operations.

PART I

Item 1. Business

Overview

We are a clinical-stage biopharmaceutical company aiming to transform the lives of patients by establishing a new class of medicines that engage intracellular targets that have long been considered inaccessible. Through proprietary, versatile and modular approaches, we are advancing a robust development portfolio of genetic medicines for the potential treatment of neuromuscular and inherited retinal diseases, among others. In 2026, we expect to progress our ENTR-601-44 and ENTR-601-45 clinical trials, an EU filing for the ENTR-601-50 clinical trial, and regulatory submissions for ENTR-601-51. In addition, our VX-670 partnership with Vertex Pharmaceuticals Incorporated ("Vertex") continues to progress, with dosing completion anticipated in mid-2026. We anticipate reporting on the results of two cohorts of patient data from our ENTR-601-44 program, and one from our ENTR-601-45 program during 2026.

Clinical-Stage Development Pipeline:

Entrada continues to advance multiple clinical programs in people living with Duchenne muscular dystrophy ("DMD") in the United Kingdom ("UK"), European Union ("EU") and United States ("U.S."). In 2026, we expect to have four clinical-stage programs in its DMD franchise (ENTR-601-44, ENTR-601-45, ENTR-601-50 and ENTR-601-51). When combined, we estimate that there are over 11,500 patients in the U.S. and Europe that carry mutations amenable to Entrada's current exon skipping programs. Complementing the ongoing clinical progress of the DMD franchise is the myotonic dystrophy type 1 ("DM1") partnership with Vertex ("VX-670"). Each of these programs utilize the same endosomal escape vehicle, and as such, we anticipate initial data readouts from any one of the candidate clinical trials to provide critical insights for the rest.

ELEVATE-44-201: The Company completed dosing of Cohort 1 of the global Phase 1/2 multiple ascending dose ("MAD") portion of the clinical study of ENTR-601-44 in ambulatory patients living with DMD who are amenable to exon 44 skipping, and those patients transitioned to the 6 dose open label portion of the trial. Dosing every 6 weeks of all 8 patients is ongoing in this Phase 2 portion of the study. In February 2026, an independent Data Monitoring Committee (DMC) reviewed the data to date from the eight patients enrolled in Cohort 1 and recommended initiation of Cohort 2 at the increased dose of 12 mg/kg without protocol modification. The Company is on track to report data from Cohort 1 (6 mg/kg) in the second quarter of 2026, data from Cohort 2 (12 mg/kg) by year-end, and data from Cohort 3 (up to 18 mg/kg) to follow if needed. We expect to see double digit dystrophin production in the first patient cohort and, based on a combination of non-clinical and healthy normal volunteer data, a multi-fold increase in dystrophin as we dose up in the second and third cohorts. We intend to open an expansion cohort later in the year to increase the number of participants treated in the ELEVATE-44-201 study, as this study has been designed to support an accelerated approval in the U.S. Additionally, in December 2025, the U.S. Food and Drug Administration ("FDA") granted Rare Pediatric Disease Designation to ENTR-601-44.

ELEVATE-44-102: The Company believes this clinical trial, in the underserved adult patient population, would be best to initiate at the highest advisable starting dose in patients with advanced disease. Following a review of safety, PK and PD data from the ELEVATE-44-201 study in Q2 2026, we may have an opportunity to re-engage with the FDA to discuss increasing the planned doses in this clinical trial. As such, the Company will provide an update on clinical study design and timing following interactions with the FDA.

ELEVATE-45-201: The Company initiated patient dosing in the global Phase 1/2 MAD portion of the clinical study of ENTR-601-45 in ambulatory patients living with DMD who are amenable to exon 45 skipping. The Company is on track to report data from Cohort 1 (5 mg/kg) in mid-2026, with data from Cohort 2 and Cohort 3 (up to 10 mg/kg and 15 mg/kg) to follow. The proposed ELEVATE-45-201 clinical trial design and dosing regimen is similar to ELEVATE-44-201, incorporating a MAD Phase 1 portion, a 6 dose open label Phase 2 portion and an expansion cohort. We expect ENTR-601-45 to be both best in class and to be the first PMO-conjugate to generate clinically meaningful data in a population where only low single digit competitive dystrophin production has been observed to date.

ELEVATE-50-201: The Company received regulatory authorization from the UK's Medicines and Healthcare Products Regulatory Agency ("MHRA") and Research Ethics Committee to initiate a Phase 1/2 MAD clinical study of ENTR-601-50 in ambulatory patients living with DMD who are amenable to exon 50 skipping. The Company expects to submit regulatory applications and obtain authorization in the EU for ENTR-601-50 by year-end 2026.

ENTR-601-51: The Company expects to submit global regulatory applications to initiate clinical trials for ENTR-601-51 in 2026. If these trials are allowed to proceed, this will become our fourth clinical stage DMD program, and is applicable to the largest sub-population of exon skipping amenable patients.

VX-670: Vertex continues to enroll and dose the MAD portion of the global Phase 1/2 clinical trial of VX-670 in people living with DM1, which will assess both safety and efficacy (splice correction). Vertex has announced that it is on track to complete enrollment and dosing in the trial in mid-2026.

Expanding Preclinical Pipeline:

The Company has advanced two ocular programs into lead optimization for the potential treatment of inherited retinal diseases. Both programs are novel oligonucleotide-based therapeutics with the potential to address areas of high unmet need. In December 2025, Entrada announced its first ocular clinical candidate, ENTR-801, for the potential treatment of Usher syndrome type 2A ("USH2A"). The Company plans to announce a second clinical candidate in ocular diseases in the second half of 2026 and continues to explore novel targets to address both rare and more common retinal conditions. From a strategic point of view, progress in a new therapeutic area enables portfolio diversification in the form of tissue type, route of administration and regulatory pathway. At the same time, however, as in our neuromuscular franchise, initial targets are selected based on well-understood biology, significant unmet need, translational clarity and the potential to differentiate based on our proprietary technologies and capabilities.

ENTR-801: The Company's first ocular candidate is an optimized, proprietary oligonucleotide-based therapy for the potential treatment of a subgroup of patients with USH2A, who are amenable to exon 13 skipping. The clinical candidate was designed to restore functional usherin protein production with the goal of preserving photoreceptors (the light-sensing cells in the eye) to stabilize the overall retinal architecture and preserve function. ENTR-801 was selected from a library of 200 sequences based on its robust exon skipping and usherin protein production, as well as initial safety data in multiple animal models.

USH2A is an inherited eye disease caused by changes in the *USH2A* gene. In some people, mutations in exon 13 prevent the body from producing usherin, a protein that is essential for the health of photoreceptors. Without usherin, photoreceptors gradually degenerate, leading to progressive vision loss that often begins in early adulthood and can progress to legal blindness by mid-adulthood. There are currently no approved therapies that address the underlying cause of Usher syndrome. In the U.S. and Europe, we estimate that approximately 14,000-15,000 people are living with USH2A who may be amenable to exon 13 skipping.

We continue to believe that the robust supporting data and ongoing progress of our growing portfolio of clinical and preclinical candidates has the potential to make a significant difference in the lives of patients.

<u>Platform</u>

Approximately 75% of all disease-causing targets are located inside cells. Intracellular therapeutics are designed to correct disease-causing dysfunction inside cells, addressing targets at the level of DNA, RNA or protein. In order to do so, these therapeutics need to first get through the cell's membrane, which is a phospholipid bilayer, and then escape from the cell's transportation and sorting vehicle, known as the early endosome, in order to reach and engage with their intended targets. Small molecules can permeate cell membranes but tend to be rapidly cleared by the body before they reach the intended tissue and can be associated with off-target effects. These limitations often necessitate high therapeutic doses and can be associated with less-than-optimal therapeutic activity. Biological therapeutics are generally potent and specific with respect to their intracellular targets of interest but limited in their ability to reach such targets, often lacking the ability to efficiently penetrate the cell membrane and then escape from the early endosome.

We believe our EEV Platform can enable the efficient intracellular delivery of highly targeted and potent therapeutics throughout the body. The cornerstone of our platform, our proprietary EEV peptides are based upon small cyclic peptides of approximately 10 amino acid residues or fewer. EEV peptides bind with low affinity, at normal serum pH levels, directly to the phospholipid bilayer of all cells and trigger the natural process of endocytosis. In our preclinical studies, we have observed, based on mass balance analysis, that greater than 90% of EEV-conjugated material is taken up by the tissues of the body. Once inside the cell, these studies indicate that the EEV-conjugated material rapidly escapes from the early endosome. Because of the low-pH conditions in the early endosome, the binding affinity of the EEV to the inner endosome wall increases, resulting in the successful formation and budding of unstable vesicles which then collapse and release their contents into the cell cytosol. In our preclinical studies, we observed that approximately 50% of the EEV-

conjugated material escaped the endosome to reach the intracellular disease target as compared to the <2% observed in prior studies of current biologics. While these preclinical studies were not designed as head-to-head comparisons to current biologics, these data generally compare favorably to historical published data regarding the percentage, of current biologics that have been observed to reach their designed intracellular disease target. We leverage a variety of organelle targeting moieties to ensure that, where necessary, the therapeutic reaches the right sub-compartment inside the cell.


Concept
Mechanism
Visualization
Efficient Endosomal Escape
~25-50-fold increase in endosomal escape vs. other competitive approaches
pH 7.4
High Intracellular Uptake
~90% uptake
pH ~6.5
pH ~6.5
Unique Budding Mechanism
Conserves endosomal integrity
Insertion of hydrophobic groups induces positive curvature
Binding of Arg-rich peptides induces negative curvature
This results in "Saddle Splay"
Positive curvature
Negative curvature
Binding to endosome membrane
Nucleation Zones
Budding
Post Collapse
EEV12TMR
DextranAlexa
Merge

We believe our EEV Platform can offer meaningful advantages over existing therapeutic approaches, including broad potential therapeutic index, potential utility across multiple modalities, and potential applicability to a wide range of diseases. EEVs can be conjugated to oligonucleotides or proteins to enhance therapeutic index in a dose dependent manner via enhanced intracellular target exposure and reduced immunosurveillance.


Class 1
Broad Distribution
Ideal for Inborn Errors of Metabolism
Class 2
Muscle Bias and Nuclear targeting
Ideal for Neuromuscular Diseases
Pmol/mg protein
No treatment (control)
3 days post ENTR-501 treatment
Brain
Liver
Heart
Spleen
Kidney
Muscle
Small Intestine
Splice Correction (%)
PMO654
EEV3-PMO654
Triceps
Diaphragm
Tibalis Anterior
Heart
Kidney
Liver
Thymidine Levels in MNGIE Mice After IV Administration
Functional delivery to on-target versus off-target tissue

Lead Neuromuscular Programs

We are initially focused on the development of EEV therapeutics for rare neuromuscular diseases, and DMD in particular. DMD is a monogenic X-linked disease caused by mutations in the DMD gene, which encodes for the protein dystrophin. Dystrophin is essential to maintaining the structural integrity and normal function of muscle cells for walking, breathing and cardiac function. In patients with Duchenne, mutations in the DMD gene can lead to certain exons being misread, resulting in a failure to produce sufficient functional dystrophin. The reduction or absence of functional

dystrophin leads to damage to muscle cell membranes, resulting in muscle cell death and progressive loss of muscle function.

The symptoms of Duchenne typically manifest in the first few years of life. Patients experience progressive muscle weakness and muscle wasting and have difficulty standing up, climbing stairs, running, breathing and performing daily functions. As the disease progresses, the severity of damage to skeletal and cardiac muscles results in most patients experiencing total loss of ambulation in the pre-teenage or early teenage years. Progressive loss of upper extremity function is often observed in the mid-to-late teens followed by paralysis, respiratory and/or cardiac failure, resulting in early mortality in the third or fourth decade of life.

We estimate that DMD occurs in approximately one in every 3,500 to 5,000 live male births and that the patient population is approximately 41,000 patients in the aggregate in the U.S. and Europe. Approximately 80% of patients have mutations amenable to exon skipping in the nucleus.

Corticosteroids are the current standard of care. However, chronic use of corticosteroids, particularly in pediatric populations, is challenging due to side effects including growth impairment, immune suppression, obesity and other endocrine-related disorders. There are four FDA-approved PMO-based oligonucleotide skipping therapies, each addressing a specific mutation: casimersen (exon 45), eteplirsen (exon 51), golodirsen (exon 53) and viltolarsen (exon 53). These products have all been approved using the accelerated approval pathway on the basis of dystrophin production. These currently approved exon skipping therapeutics have demonstrated a modest improvement in dystrophin levels ranging from approximately 1-6%. However, the FDA-approved labels for all four drugs state that continued approval may be contingent upon the verification of a clinical benefit in confirmatory clinical trials. None of the products are approved by the European Medicines Agency (“EMA”) due to insufficient evidence of clinical benefit. A fifth drug, ataluren, was conditionally approved outside of the U.S. in certain territories for nonsense mutations in ambulatory patients with DMD aged five years and older. These therapies require weekly intravenous infusions which is suboptimal from a patient perspective. More recently, a histone deacetylase inhibitor (HDACi) givinostat, which works as a supportive care treatment by targeting pathogenic processes to reduce inflammation and loss of muscle, was approved by the FDA for the treatment of boys ages 6 years and up with DMD.

Our DMD Strategy

We are developing therapeutic candidates to address the genetic basis, at the exon-specific level, of DMD. In our neuromuscular disease programs, we link EEV peptides to small strands of nucleic acids called oligonucleotides, including phosphorodiamidate morpholino oligomers (“PMOs”). We are developing EEV-PMOs that promote the skipping of these DMD-associated mutations.

Entrada optimizes both the EEV delivery vehicle and the active conjugate to create what we believe will be best-in-class medicines.


EEV Optimization
Exon Skipping (%)
R6-PMO
EEV-PMO
*
PMO Optimization
Casimersen PMO Sequence
Proprietary PMO Sequence
Exon Skipping (%)
Saline
EEV-PMO45 (45 mg/kg)
ENTR-601-45 (45 mg/kg)
**
****
****

- PMO sequences are the same, cell penetrating peptides are different (linear vs. cyclic)
- EEV-PMO significantly improved exon skipping after 3 days in *mdx* mice as compared to competitive R6-PMO

- EEVs are the same, PMO sequences are different (casimersen vs. Entrada proprietary)
- Proprietary PMO significantly improved exon skipping after 3 days in *mdx* mice as compared to competitive casimersen sequence

*p<0.05, **p<0.01, ***p<0.001, ****p<0.0001; relative to saline; Concentrations provided are PMO equivalent; Data presented at 2024 World Muscle Society conference.

Based on preclinical and clinical data observed to date, we believe that our EEV-PMO exon-skipping therapy may enable the production of functional dystrophin to slow, stop or even reverse disease progression. The graphic below summarizes both the epidemiology of disease, by mutation status as well as our program status across the world.



ENTR-601-44

Preclinical studies suggest the potential for significant patient benefit with our first exon skipping clinical candidate ENTR-601-44. Data in the humanized DMD mouse model and non-human primate ("NHP") model at levels we believe to be clinically relevant revealed both significant and durable levels of exon skipping extending to at least 12 weeks. Additionally, *in vitro* data suggest much higher levels of target engagement in patient cells than in healthy cells. In healthy cells, exon skipping mechanism creates an out of frame mutation and the mRNA transcript is broken down very quickly via nonsense mediated decay. In the Duchenne patient, the goal is to bring an out-of-frame mutation in-frame, resulting in mRNA transcript that is substantially more stable, and enabling durable and robust translation to exon skipping and dystrophin production.



While exon skipping in the humanized mouse model is an *in vivo* validation, we believe the ability to demonstrate both exon skipping and dystrophin restoration in the del45hDMD.*mdx* mouse model is also critically important. As shown below, mice were dosed with 15, 30 or 45 mg/kg, resulting in dose dependent restoration of dystrophin to near wild type levels at the highest dose.





- Del45hDMD.*mdx* mice dosed with EEV-PMO-44***
- n=4, gastrocnemius sample collection 2 weeks post-injection

Importantly, not only have we demonstrated functional target engagement in both *in vivo* and i*n vitro* models but we have also shown uptake in satellite cells. We believe we are the first company to demonstrate evidence of delivery to satellite cells in preclinical models. Muscle satellite cells are a pool of quiescent muscle stem cells which are activated upon injury to help repair or regenerate myofibers. Satellite stem cells are responsible for regenerating and repairing muscles; The ability to access the satellite cells is an important differentiator for EEV therapies. We believe this is a highly compelling finding, as generating dystrophin in and protecting these skeletal muscle progenitor cells may enhance their ability to regenerate damaged muscle fibers and thereby contribute to a rapid, deeper and more durable clinical response.

The graphic below shows an PMO co-localizes in satellite cells in a D2-*mdx* mouse model with the immunofluorescence image taken 12 weeks post third dose (doses 6 weeks apart). Pax7 (Paired Box 7) is a transcription factor highly expressed in muscle satellite cells responsible for their activation, proliferation and differentiation. The images below demonstrated co-localization of both the Pax7 and PMO in the nuclei (DAPI - 4'6-diamiddino-2-phenylindole stain) of the satellite cells and newly regenerated centrally nucleated fibers.



Healthy Normal Volunteer Trial

On June 24, 2024, we announced positive preliminary data from our Phase 1 clinical trial of ENTR-601-44. The data announced were based upon data collected as of that date, were aggregated based upon the placebo and study drug groups and did not include urinary biomarkers for the 6 mg/kg cohort. The study has since been completed with no adverse findings noted in the urinary biomarkers for the 6 mg/kg cohort.

The primary objective of the Phase 1 clinical trial was to evaluate the safety and tolerability of a single dose of ENTR-601-44. The trial also evaluated pharmacokinetics and target engagement, as measured by exon skipping in the skeletal muscle. These data were featured in a poster presentation at the 29th Annual Congress of the World Muscle Society in October 2024.

The trial included a total of 32 healthy male volunteers across four cohorts, with each cohort consisting of six participants receiving ENTR-601-44 and two participants receiving a placebo control. The doses administered across the cohorts were 0.75 mg/kg, 1.5 mg/kg, 3 mg/kg and 6 mg/kg. Key findings included clinical safety up to 6 mg/kg, with the potential for best-in-class pharmacokinetics and pharmacodynamics in patients.


32 Adult Subjects
6:2 randomization
Single IV dose
Total Active: Placebo = 24:8
Outcome Measures
Safety and tolerability
Evaluation of PK and PD
Target engagement as measured via exon skipping
Cohort 1 0.75 mg/kg
(n=6:2)
Cohort 2 1.5 mg/kg
(n=6:2)
Cohort 3 3 mg/kg**
(n=6:2)
Cohort 4 6 mg/kg
(n=6:2)

There were no serious adverse events, no drug-related adverse events and no clinically significant changes or trends noted in vital signs, electrocardiograms, physical exams or laboratory assessments observed in the trial.

- No adverse events (“AEs”) related to study drug
- Most common AE was headache (n=7; 5 mild and 2 moderate)
- No clinically significant findings with lab values, ECG or vital signs
- No adverse findings or clinically relevant changes to biomarkers of renal toxicity at highest dose of 6 mg/kg

n (%)	Pooled placebo (N=8)	ENTR-601-44 0.75 mg/kg (n=6)	ENTR-601-44 1.5 mg/kg (n=6)	ENTR-601-44 3.0 mg/kg (n=7)	ENTR-601-44 6.0 mg/kg (n=6)	ENTR-601-44 Total (N=25)
Dosed	8	6	6	6	6	24
Completed Study	8	6	6	6	6	24
Any TEAE	1	5	2	3	3	13
Treatment-related TEAE	**0**	**0**	**0**	**0**	**0**	**0**

The study demonstrated target engagement as measured by exon skipping on a ng/g of tissue adjusted basis supporting the importance of endosomal escape to therapeutic index optimization. Muscle concentrations and exon skipping were assessed using a needle muscle biopsy taken from biceps brachii 72 hours (±4 hours) post-dose of ENTR-601-44. Dose-dependent skeletal muscle concentration was observed: muscle concentration was detected in all six subjects in the 6 mg/kg dose cohort (mean of 53.8 ng/g, range 40 ng/g-73.5 ng/g) and mean target engagement as measured by exon skipping was 0.44% (range 0.3-0.65%). Robust target engagement with statistically significant exon skipping observed versus placebo: exon skipping was statistically significant compared to the placebo control ($p<0.005$) in the 6 mg/kg dose cohort.





High levels of target engagement relative to muscle concentration, even at very low doses, underscore the importance of endosomal escape and support the potential of this candidate to deliver rapid, significant and durable benefits at relatively low doses.

Furthermore we believe that the pharmacokinetic data gathered in this study may imply the potential for a dose range where clinical activity is not accompanied by a proportional risk of increasing toxic liability. We believe this would be a unique finding relative to the other PMO/PPMO constructs.

- Plasma stability of the drug itself means that there is significant, extended, and dose-dependent exposure to the muscle and thus the therapeutic target. As dose increases, there is a great opportunity to see an increase in efficacy
- The renal excretion of the final metabolite also increases but in a non-linear fashion. For every doubling of the dose we see more than a doubling of the percentage of metabolite excreted. Furthermore, this difference increases as the dose goes up. We believe a potential explanation for this observation may be the saturation of renal re-uptake mechanisms at an extremely low dose

Potential Implications of Healthy Normal Volunteer Results, In the Context of Supporting Non-clinical Data

In summary, we have demonstrated that ENTR-601-44 drug exposure to target increases in a dose-dependent manner, that this drug exposure is three times higher than would be predicted by non-human primate models and, critically, any increase of final metabolite exposure in the only organ of concern (kidney) appears to be limited, at least in the dose range tested. In other words, the therapeutic index grows as the dose increases. The full extent of this relationship is illustrated in the three-panel graphic below.

In the leftmost panel, the dose-dependent relationship associated with both muscle concentration and the concomitant levels of exon skipping in the NHP is depicted. In the center panel, a comparison of the dose-dependent muscle concentration between the healthy normal volunteer single ascending dose trial and the NHP experiment is depicted. Note that a 10 mg/kg dose in the NHP resulted in the same level of muscle exposure as a 3 mg/kg dose in the human. This implies that our starting dose in ELEVATE-44 trial of 6 mg/kg and our second dose level of up to 12 mg/kg are approximately the same as the non-human primate 20 mg/kg and 40 mg/kg respectively. This translational interpretation forms the basis of our expectation that a dramatic non-linear PK/PD response should be expected as we increase the dose of ENTR-601-44 in the ongoing multi-ascending dose trial.

The center panel compares the human and non-human primate muscle concentrations of the candidate drug.

The rightmost panel illustrates the dose-dependent non-linear increase in the urinary disposition of the final PMO metabolite. In the healthy normal volunteer trial we observed that for each doubling of the dose there was more than a doubling of final metabolite excretion. We believe the most apparent explanation is that renal re-uptake receptors may be saturated. Most importantly, that saturation appears to happen at doses where no treatment related adverse events have been noted (prior table above).

In conclusion, we expected to see a multifold increase in target tissue exposure without a concomitant increase in off-target tissue exposure implying an increasing therapeutic index as dose increases.


Non-linear accumulation of drug and concommitant exon skipping in NHP
Muscle Concentration (ng/g)
Exon Skipping (%)
5%
10%
54%
ENTR-601-44 Dose (mg/kg)
Non-linear increase in exon skipping in NHP
Similar PK curves (in plasma concentrations) between human and NHP[1]
3-fold greater muscle concentration in healthy volunteer versus NHP
Muscle Concentration (ng/g)
Healthy volunteer, muscle
Cynomolgous Monkeys, muscle
ENTR-601-44 Dose (mg/kg)
Single dose mean muscle PMO concentration (10 mg/kg, NHP) attained in healthy volunteers (3 mg/kg, HV)
Non-linear increase in excretion of final metabolite in healthy volunteer
ENTR-601-44 Dose Change (%)
Metabolite Excretion Change (%)
100%
114%
130%
184%
0.75 to 1.5 mg/kg
1.5 to 3 mg/kg
3 to 6 mg/kg
For every doubling of dose, there is a more than doubling of metabolite excretion
May imply the potential for increasing efficacy without a proportional risk of increasing toxicity

ELEVATE-44-201

The Company completed dosing of Cohort 1 of the global Phase 1/2 multiple ascending dose (MAD) portion of the clinical study of ENTR-601-44 in ambulatory patients living with DMD who are amenable to exon 44 skipping, and transitioned to the 6 dose open label portion of the trial. Dosing every 6 weeks of all eight patients is ongoing in the Phase 2 portion of the study.

While the trial is double blind placebo controlled, which means that the Company does not yet have insight into the results of the first cohort, an independent data monitoring committee reviewed initial data from all eight patients enrolled and cleared continuation of the trial without amendment or adjustment. We have also observed a generally favorable safety profile in our healthy normal volunteer trial.

In February 2026, an independent Data Monitoring Committee (DMC) reviewed the data to date from the eight patients enrolled in Cohort 1 and recommended initiation of Cohort 2 at the increased dose of 12 mg/kg without protocol modification. The Company is on track to report data from Cohort 1 (6 mg/kg) in the second quarter of 2026, when we expect to see double digit dystrophin and data from Cohort 2 (12 mg/kg) by year-end where we expect to see multi-fold higher and best in class dystrophin. Data from Cohort 3 (up to 18 mg/kg) would follow in 2027 if needed. The complete ELEVATE-44-201 Phase 1/2 trial design is depicted below. ELEVATE-44-201 is designed to support a submission for accelerated approval from the FDA and form the basis of a global registrational program.


ELEVATE-44-201 is a global, two-part, randomized, double-blind placebo-controlled Phase 1/2 study in ambulatory patients*
Primary objective: Safety and tolerability of ENTR-601-44
Secondary objectives: Evaluation of pharmacokinetics, exon skipping, dystrophin production and measures of function
Screening
Double-Blind Period
Open Label Period
Follow-up Period
Up to 6 weeks
19 weeks
31 weeks
6 weeks
Ambulatory patients with DMD who are exon 44 skipping amenable
Muscle biopsy #1
Part A
N=24 patients across three cohorts, n=8 per cohort
Within each cohort, randomization 3:1 (ENTR-601-44 to placebo)
Cohort 1: 6 mg/kg or placebo
Cohort 2: 12 mg/kg or placebo
Cohort 3: ≤18 mg/kg or placebo
x3 doses
Days 1, 43 and 85
Muscle biopsy #2
Day 127
Participants who complete Part A are able to continue into open label period
Receive 6 doses of ENTR-601-44 at the level that was administered in participant's Part A cohort
Dosing initiated
Study blinded to end of open label period
Expansion Cohort

*Expansion cohort and potential for Accelerated Approval is subject to regulatory feedback; Global registration and approval will require Phase 3 studies to follow the Phase 1/2 studies; Phase 3 studies will likely include functional measures as the primary endpoint (U.S. confirmatory study/EU registrational study); **DMC**: Data monitoring committee.

ELEVATE-44-102

The Company believes this clinical trial, in the underserved adult patient population, would be best to initiate at the highest advisable starting dose in patients with advanced disease. Following a review of safety, PK and PD data from the ELEVATE-44-201 study in Q2 2026, we may have an opportunity to re-engage with the FDA to discuss increasing the planned doses in this clinical trial. As such, the Company will provide an update on clinical study design and timing following interactions with the FDA.

ENTR-601-45

The decision to initiate the ELEVATE-45 multiple-ascending dose trial was based in part on the clinical trial ENTR-601-44-101 described above, and in part on the strength of preclinical pharmacodynamic data indicating robust exon skipping, dystrophin production and functional correction in the del44hDMD.*mdx* mouse model. As shown below, active and vehicle treated del44hDMD.*mdx* mice, n=5 per cohort, were dosed with ENTR-60-45 every 6 weeks for a total of three doses (Q6W x 3 doses); saline treated mice (n=10, Q6W x 3 doses) were used as a control. Exon skipping (as measured via Droplet Digital polymerase chain reaction - ddPCR) and dystrophin production significantly increased 6 weeks after the third dose of ENTR-601-45 (gastrocnemius muscle shown). In the figure below biomarkers were measured 5 weeks post 3rd dose and functional response was evaluated 6 weeks post third dose.


Exon Skipping
Dystrophin Restoration
Functional Correction
% Human Exon 45 Skipping
Dystrophin Restoration (%) Normalized to hDMD.mdx
% Dystrophin Positive Fibers
% Force before injury
Vehicle
hDMD.mdx
25
50
75
Dose in mg/kg

Data are shown as mean ± SD; *p ≤ 0.05, **p ≤ 0.01, ***p ≤ 0.001, ****p ≤ 0.0001; Data presented at the 2024 World Muscle Society conference.

Furthermore, in the eccentric force contractions (“ECC”) challenge to the gastronemius muscle, a dose dependent increase in resistance to membrane damage was observed following the tenth contraction, which was maintained until at least 8 weeks after the third Q6W dose of ENTR-601-45.

Skeletal Muscle Membrane Stability
Stability After Washout
% Force before injury
Number of eccentric contractions
hDMD.mdx + Vehicle
del44hDMD.mdx + Vehicle
del44hDMD.mdx + 25 mg/kg ENTR-601-45
del44hDMD.mdx + 50 mg/kg ENTR-601-45
del44hDMD.mdx + 75 mg/kg ENTR-601-45
% Force before injury (at 10th contraction)
hDMD.mdx
Vehicle
25 50 75
ENTR-601-45 (mg/kg)
del44hDMD.mdx
Weeks post-injection

Data shown across 10 ECC contractions normalized into a percentage of the initial force before any ECC and as the percentage of force retained after the 10th contraction.

Taken together, we believe that these preclinical data suggest the potential for therapeutic benefit at clinically relevant doses.

ELEVATE-45-201

The Company initiated patient dosing in the global Phase 1/2 MAD portion of the clinical study of ENTR-601-45 in ambulatory patients living with DMD who are amenable to exon 45 skipping. The Company is on track to report data from Cohort 1 (5 mg/kg) in mid-2026, with data from Cohort 2 and Cohort 3 (up to 10 mg/kg and 15 mg/kg) to follow. The proposed ELEVATE-45-201 clinical trial design and dosing regimen is similar to ELEVATE-44-201, including a MAD Phase 1 portion, a 6 dose open label Phase 2 portion and an expansion cohort. We expect that ENTR-601-45 has the potential to be both best-in-class and to be the first PMO-conjugate to generate clinically meaningful data in a population where only low single digit competitive dystrophin production has been observed to date.

ENTR-601-50 and ENTR-601-51

ELEVATE-50-201

The Company received regulatory authorization from the UK's Medicines and Healthcare Products Regulatory Agency ("MHRA") and Research Ethics Committee to initiate a Phase 1/2 MAD clinical study of ENTR-601-50 in ambulatory patients living with DMD who are amenable to exon 50 skipping. The Company expects to submit regulatory applications and obtain authorization in the EU for ENTR-601-50 by year-end 2026.

Robust dose-dependent exon 50 skipping and dystrophin production has been demonstrated in the del51hDMD.mdx mouse model after a single dose of ENTR-601-50, which supports the potential for clinically relevant dystrophin restoration in patients. Perhaps most importantly, the biomarker data correlated with near full correction to normal function as measured by percent force retained after 10 muscle contractions.

19

Exon Skipping and Dystrophin in the Gastrocnemius

Percent Force After 10 Contractions





p≤0.01, *≤0.001, ****p≤0.0001 vs. Vehicle

del51hDMD.*mdx* mice were treated with a single IV injection of ENTR-601-50 or vehicle. Human *DMD* exon 50 skipping (top) and dystrophin protein expression (bottom) were analyzed in the gastrocnemius, diaphragm and heart 2 weeks post-dose; Percent dystrophin protein restoration is normalized to total protein and normalized to hDMD.*mdx* controls; Data shown as mean ± standard deviation; One-way ANOVA was used for statistical comparison; ECC-induced muscle force loss generated by repeated ECC contraction of the gastrocnemius muscle was assessed 2 weeks after dosing. Data (mean ± standard deviation) are shown across ten ECC contractions normalized as the percentage of force retained after the tenth contraction; Data presented at the 2025 World Muscle Society conference; **IV**: Intravenous.

Similarly, robust dose-dependent exon 51 pharmacodynamics in both del52hDMD.*mdx* and hDMD mouse models support potential for high and persistent dystrophin restoration in patients. As with ENTR-601-44 and ENTR-601-45, we believe that these preclinical data suggest the potential for therapeutic benefit at clinically relevant doses. We expect to submit global regulatory filings for ENTR-601-51 in 2026.

<u>VX-670 (Partnered)</u>

We are supporting the development of VX-670, in partnership with Vertex for patients with DM1. DM1 is a rare disease caused by a mutation driven alteration of normal RNA structure manifesting as an increase in the number of CTG triplet repeats found in the 3' non-coding region of the DM1 protein kinase ("DMPK") gene. The resulting transcripts, which contain an expanded CUG tract, aggregate in discrete foci in the nuclei of DM patient cells. The excessive number of CUG repeats impart toxic activity, referred to as a toxic gain-of-function. Multiple key proteins are misprocessed, and this contributes to the multi-systemic nature of the disease, which includes generalized limb weakness, respiratory muscle impairment, cardiac abnormalities, fatigue, gastrointestinal complications, cataracts, incontinence and excessive daytime sleepiness.

DM1 is commonly estimated to affect approximately 110,000 people in the U.S. and Europe. The disease is typically categorized based on age of onset and severity of symptoms into various phenotypes: 75% classical (adult-onset in the second to fourth decade of life); 10% childhood; and 15% congenital. All forms of DM1, except the late-onset form, are associated with high levels of disease burden and in the most severe cases can be associated with premature mortality. Life expectancy ranges from 45 years to 60 years. Seventy percent of early mortality is caused by cardiorespiratory complications. Respiratory failure due to muscle weakness (especially diaphragmatic weakness) causes at least 40% of early mortality, and cardiac abnormalities account for approximately 30%. The clinical course of DM1 is usually slowly progressive, but may become extremely disabling, especially when more generalized limb weakness and respiratory muscle impairment develops. Systemic manifestations such as fatigue, gastrointestinal (GI) complications, cataracts, incontinence and excessive daytime sleepiness greatly impact a patient's quality of life. As a result, DM1 leads to physical impairment, activity limitations and decreased participation in social activities and work.

There are currently no approved therapies to treat DM1 and treatment is focused largely on symptom management, which is tailored to the system affected and can therefore range from diet modification and physical therapy to surgery and ventilatory support. Therefore, there remains a high unmet medical need for new disease modifying therapies.

VX-670 is intended to address the underlying cause of the disease by targeting the extra CUG triplet repeats responsible for the downstream misprocessing of proteins important to cell growth, metabolism and function. VX-670 is designed to block the triplet repeats and correct the mis-splicing and aberrant expression of downstream transcripts in order to restore tissue function. Our preclinical studies have resulted in *in vitro* and *in vivo* data where we have observed splicing correction across multiple transcripts, durable DMPK mRNA knockdown, reduction of foci, rapid phenotypic correction, and tolerability in murine models of DM1 which exhibit expanded CTG and CUG repeats. VX-670 is comprised of a PMO conjugated to an EEV (the same EEV used in Entrada's DMD programs), which we would expect to sterically block CUG repeats and relieve or prevent the sequestration MBNL1 while leaving DMPK mRNA unaffected and leaving healthy levels of DMPK intact.

We entered into a Strategic Collaboration and License Agreement, which was amended in October 2023 (the "Vertex Agreement"), with Vertex pursuant to which we granted Vertex an exclusive worldwide license to research, develop, manufacture and commercialize VX-670, as well as any additional EEV-based therapeutic candidates that may be identified by the Company for the potential treatment of DM1 in the course of the parties' global research collaboration. The Vertex Agreement provides for a four-year global research collaboration under which Vertex will fund our continued preclinical development of VX-670, as well as the option to fund additional DM1-related research activities with a goal of identifying other EEV-based therapeutic product candidates for the potential treatment of DM1. Other than our efforts under this research collaboration, Vertex will be responsible for global development, manufacturing and commercialization of the licensed products.

Under the terms of the Vertex Agreement, we initially received $250.0 million from the Vertex Agreement comprised of an upfront payment of $223.7 million and an equity investment of $26.3 million in our common stock at $16.26 per share. In 2023, we achieved a milestone pursuant to the Vertex Agreement related to preclinical IND-enabling Good Laboratory Practices ("GLP") toxicology studies of VX-670 that triggered a $17.5 million milestone payment. In 2024, we achieved a milestone related to the clinical advancement of VX-670, which triggered a $75.0 million payment.

Vertex continues to enroll and dose the MAD portion of the global Phase 1/2 clinical trial of VX-670 in people living with DM1, which will assess both safety and efficacy (splice correction). Vertex has announced that they are on track to complete enrollment and dosing in the trial in mid- 2026.

Beyond Neuromuscular Disease

Ocular Disease

High unmet need continues to exist across a wide range of ocular diseases including macular dystrophies, photoreceptor diseases, optic neuropathies, among others. Many of these are of genetic origin and potentially addressable via RNA based therapeutics including exon skipping approaches. Despite the benefits of both local delivery and immune privilege many of these diseases have proven to be difficult to treat, as evidenced by a number of clinical failures. The retina is a complex structure consisting of multiple layers of tissue and a range of different cell types. A consistent challenge for developers has been the distribution and uptake of therapeutic candidates broadly, throughout the various layers and cell types across the retina.

The Company has advanced one ocular program through candidate nomination and a second ocular program into lead optimization for the potential treatment of inherited retinal diseases. Both programs are novel oligonucleotide-based therapeutics with the potential to address areas of high unmet need. In December 2025, Entrada announced its first ocular clinical candidate, ENTR-801, for the potential treatment of Usher syndrome type 2A ("USH2A"). The Company plans to announce a second clinical candidate in ocular diseases in the second half of 2026 and continues to explore novel targets to address both rare and more common retinal conditions. From a strategic point of view, progress in a new therapeutic area enables portfolio diversification in the form of tissue type, route of administration and regulatory pathway. At the same time, however, as in our neuromuscular franchise, initial targets are selected based on well-understood biology, significant unmet need, translational clarity and the potential to differentiate based on our proprietary technologies and capabilities.

ENTR-801

The Company's first ocular candidate is an optimized, proprietary oligonucleotide-based therapy for the potential treatment of a subgroup of patients with USH2A, who are amenable to exon 13 skipping. The clinical candidate was designed to restore functional usherin protein production with the goal of preserving photoreceptors (the light-sensing cells in the eye) to stabilize the overall retinal architecture and preserve function. ENTR-801 was selected from a library of 200 sequences based on its robust exon skipping and usherin protein production, as well as initial safety in multiple animal models.

USH2A is an inherited eye disease caused by changes in the *USH2A* gene. In some people, mutations in exon 13 prevent the body from producing usherin, a protein that is essential for the health of photoreceptors. Without usherin, photoreceptors gradually degenerate, leading to progressive vision loss that often begins in early adulthood and can progress to legal blindness by mid-adulthood. There are currently no approved therapies that address the underlying cause of Usher syndrome and very few in clinical development. In the U.S. and Europe, we estimate that approximately 14,000-15,000 people are living with USH2A who may be amenable to exon 13 skipping.

The data package to support candidate selection is robust and includes what we believe to be best in class exon skipping data in human retinal explants, and iPSC derived retinal organoids. This *in vitro* and *ex vivo* data was further complemented by *in vivo* data in mice, rabbits and non-human primates. Rabbit was established as the most sensitive species, which is typical for retinal diseases, and in this case ENTR-801 was well-tolerated based on in-life observations and confirmed by histopathology.

Following a single injection, ENTR-801 achieved the prespecified target engagement goal of $\geq 25\%$ and usherin protein production lasting 90 days in humanized USH2A mice as a single IVT dose of ENTR-801 has been observed to achieve the exon skipping target that is expected to be clinically relevant. Protein generation is measurable for at least 90 days, suggesting the potential for dosing every 2-3 months.

 

Partially humanized WT USH2A mice were dosed via single bilateral IVT at multiple concentration for 90-days; Exon skipping evaluated by RT-ddPCR; (left)
Truncated usherin protein was assessed via western immunoblot and quantified via densitometric analysis in image (right); RT-**ddPCR**: Reverse Transcription Double drop PCR;
WT: Wild-type; **phUSH2A WT**: Mouse model used in the evaluation of therapies for USH2A; **WB**: Western blot.

We expect to announce a second clinical candidate in ocular diseases in the second half of 2026 for which we also anticipate initiating IND-enabling studies and will announce clinical strategies in 2026. We continue to believe that the robust supporting data and ongoing progress of our growing portfolio of clinical and preclinical candidates has the potential to make a significant difference in the lives of patients.

<u>Additional Preclinical Development and Discovery Programs</u>

We have leveraged the modularity of our EEV Platform to develop opportunities as diverse as EEV-lipid nanoparticle ("EEV-LNP") enabled CRISPR-Cas delivery for gene editing, EEV-LNP based delivery of mRNA, antibody and peptide drug conjugates, therapeutic opportunities for central nervous system ("CNS") and peripheral nervous system ("PNS") disorders, conjugates for enhanced therapeutic effect in immunology, metabolic disease and oncology. We regularly explore strategic opportunities to develop potential therapies for patients with devastating diseases.

Enzyme/protein related programs: EEV peptides can be linked to an enzyme critical to maintaining specific steps in a cell's metabolic processes. Patients lacking a given enzyme will fail to produce proteins needed to maintain the viability of cells in the body or will suffer a buildup of toxic byproducts, either of which can result in disease and potentially death. We have generated a number of EEV-enzyme conjugates, including PTI-501 for MNGIE, a fatal mitochondrial disease, for which we have completed IND-enabling studies and licensed to Pierrepont Therapeutics, Inc. in 2023. NHP pharmacokinetic and acute and chronic toxicology studies indicated both a long circulating half-life and a favorable tolerability profile, which may serve as a foundation upon which our ERT programs can later build.

Ultimately, we believe that achieving a significant increase in intracellular target exposure has the potential to translate into substantial improvements to the efficacy, safety, tolerability, manufacturability and cost of future medicines.

Complementary modalities tailored to disease-specific requirements

- Next-generation EEVs to further enhance therapeutic index with multi-fold improvement in efficacy

- Oligonucleotide optimization to develop proprietary sequences with enhanced safety and efficacy, with and without EEV enablement

- Candidate optimization to ensure localization to specific intracellular compartments

- Protein engineering to improve potency, efficacy and bioavailability

Neuromuscular franchise expansion

- Candidates that are steric blockers of trinucleotide repeats or knockdown the expression of a specific protein
- Delivery of a therapeutic to quiescent satellite cells may drive differentiation by enabling earlier disease intervention

Ocular franchise expansion

- Undertreated inherited retinal disorders similar to USH2A
- Expansion into broader macular degeneration populations

Undisclosed

- Discovery efforts across a range of diseases and modalities

Our Strategy

We aim to transform the lives of patients and become the world's foremost intracellular therapeutics company. To achieve this, the key pillars of our strategy include:

- **Rapidly advance therapeutic candidates into and through clinical development in patients with neuromuscular disease.** Our DMD franchise is comprised of exon-skipping EEV-PMO candidates, ENTR-601-44, -45, -50 and -51, that aim to restore functional dystrophin production. Our four-year research and development collaboration with Vertex includes both the ongoing clinical development of VX-670 for patients with myotonic dystrophy type 1 and research into new EEV-based candidates.

- **Leverage our growing capabilities in genetic medicine and protein design to advance a broad development portfolio of therapeutic candidates across multiple devastating diseases**. We believe our expanded capabilities can enable us to advance therapeutic candidates for the treatment of additional neuromuscular and non-neuromuscular diseases, beginning with the development of ENTR-801 and the selection of a second candidate in ocular disease, for which the biophysical properties, therapeutic approaches, and development strategies involve regulating gene and protein expression. We are experimenting with combinations of different platform elements to enhance the therapeutic index and half-life of potential candidates and to enable new mechanisms of action.

- **Selectively evaluate strategic partnerships to maximize the therapeutic potential of our platform and programs**. We aim to improve patients' lives and plan to enable strategic partnerships with the goal of expanding our therapeutic footprint, and to accelerate the development of certain programs.

Our Team and Culture

Entrada was founded based on exciting science that has the potential to transform the treatment of serious diseases. We are a dedicated team of experts and leaders in both disease biology and therapeutic development, working with urgency to make positive differences in the lives of patients and their families. We have a shared passion for involving patients and caregivers so that we may better understand the patient experience in order to develop therapies that more effectively reflect their perspectives and priorities.

Our management team brings a depth of experience and knowledge base in research, drug discovery and development and commercialization. The team is led by Dipal Doshi, our Chief Executive Officer, who brings over 20 years of leadership experience within life sciences companies; Nathan Dowden, our President and Chief Operating Officer, who has three decades of experience leading corporate strategy, portfolio management, business planning and operations; Natarajan Sethuraman, Ph.D., our President of Research and Development, who is an expert in large molecule therapeutic development and delivery platforms with over 30 years of experience across pharmaceutical and biotechnology companies; Kory Wentworth, our Chief Financial Officer, who has over 20 years of global biopharmaceutical and public accounting experience, and our General Counsel, Jared Cohen Ph.D., J.D., who has 20 years of both external and in-house experience at a range of mature and early stage biopharmaceutical companies. Our leadership team also includes Karla MacDonald, our Chief Corporate Affairs Officer, Kerry Robert, M.S., our Senior Vice President, People, who has 15 years of experience building leading talent organizations in biotechnology and technology companies, and Kevin Healy, Ph.D., our Senior Vice President of Regulatory Affairs, who has extensive expertise in the development and commercialization of therapies for serious and rare diseases and has led or participated in more than 30 formal meetings with the FDA, EMA, and other global health authorities.

As of February 19, 2026, our organization was comprised of 152 talented individuals with significant experience across discovery, preclinical research, manufacturing, clinical development and operations. We are supported by leading scientific and clinical experts in the fields of peptide chemistry, oligonucleotide and protein optimization, disease specific pathophysiology and clinical development.

Competition

The biotechnology and biopharmaceutical industries generally, and the neuromuscular disease field specifically, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our team, and our development experience and scientific knowledge in the field of muscle diseases, oligonucleotide therapeutics and manufacturing provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any therapeutic candidates that we successfully develop and commercialize may compete with existing therapies and new therapies that may become available in the future.

Currently, patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. EMFLAZA (deflazacort) is an FDA-approved corticosteroid marketed by PTC Therapeutics, Inc. ("PTC") and AGAMREE (vamorolone) is a novel alternative steroid marketed by Catalyst Pharmaceuticals. Duvyzat (givinostat) is an oral medication marketed by ITF Therapeutics for patients six years of age and older. Duvyzat is a histone deacetylase (HDAC) inhibitor that works by targeting pathogenic processes to reduce inflammation and loss of muscle. There are four FDA-approved exon skipping drugs: EXONDYS 51 (eteplirsen), VYONDYS 53 (golodirsen), and AMONDYS 45 (casimersen), which are PMOs approved for the treatment of patients with DMD who are amenable to exon 51, exon 53 and exon 45 skipping, respectively, and are marketed by Sarepta Therapeutics, Inc. ("Sarepta"), and VILTEPSO (vitolarsen), a PMO approved for the treatment of patients with DMD who are amenable to exon 53 skipping, which is marketed by Nippon Shinyaku Co. Ltd ("Nippon"). Sarepta also markets Elevidys (delandistrogene moxeparvovec-rokl), a gene therapy for the treatment of DMD for ambulatory individuals 4 years of age and older.

Companies focused on developing treatments for DMD that target dystrophin mechanisms, as does our DMD program, include Nippon, which is in a Phase 2 clinical trial for patients amenable to exon 44 skipping in Japan, PTC with ataluren, a small molecule targeting nonsense mutations in a Phase 3 clinical trial, Avidity Biosciences, Inc. ("Avidity"), which was recently purchased by Novartis (close anticipated in Q1 2026) is in a Phase 2 clinical trial with antibody oligonucleotide conjugates for exon 44 ("del-zota"), and has similar programs for patients amenable to exon 45, and exon 51 skipping in preclinical development, Wave Life Sciences Ltd., which is clinically evaluating WVE-N531, a splicing clinical candidate that is designed to target exon 53 within the dystrophin gene, Dyne Therapeutics, Inc. ("Dyne"), which is pursuing antibody fragment-oligonucleotide conjugates for exons 44, 45, 51 (clinical candidate DYNE-251), and 53, and BioMarin Pharmaceutical Inc., which is in clinical development with BMN 351, an antisense oligonucleotide therapy for exon 51. In addition, several companies are developing gene therapies to treat DMD, including Solid Biosciences Inc. (SGT-003), and REGENXBIO (RGX-202). We are also aware of several companies targeting gene editing and non-dystrophin mechanisms for the treatment of DMD.

We expect to face competition alongside our partner from existing products and products in development for each of our therapeutic candidates. There are currently no approved therapies to treat the underlying cause of DM1. Therapeutic candidates currently in development to treat DM1 include: tideglusib, a GSK3-ß inhibitor in late-stage clinical development by AMO Pharma Ltd. for the congenital phenotype of DM1; "Del-desiran", an antibody linked siRNA in clinical development by Avidity; Zeleciment Basivarsen, an antibody fragment conjugated to an ASO targeting DM1 protein kinase knockdown in clinical development by Dyne; EDODM1, a linear peptide conjugated to a PMO targeting CUG repeats in clinical development by PepGen, Inc.; a small molecule targeting GTG repeats in preclinical development by Design Therapeutics, Inc.; and small molecules interacting with RNA in preclinical development by Expansion Therapeutics, Inc.

We also expect to face competition from several products in clinical and preclinical development for Usher syndrome. The most advanced is ultevursen, which is an exon 13 skipping PMO in Phase 2b development from Sepul Bio., a business unit of Laboratories Théa. Nacuity Pharmaceuticals, Inc. has completed a Phase 1/2 clinical trial with NPI-001, which is a small molecule which targets oxidative stress. Reforgene has cleared an IND for RM-101, which is a subretinal injection mini-gene AAV-snRNA targeting exon 13 skipping. There are also ASO and mini-gene approaches reported in discovery from several companies.

Many of our competitors, either independently or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than we are in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approval for treatments and achieving widespread market acceptance. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial potential could be substantially limited if our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than any products we may develop. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of the entry of our products. In addition, our ability to compete may be affected in many cases by insurers or other third-party payers seeking to encourage the use of other drugs. The key competitive factors affecting the success of any products we may develop are likely to be their efficacy, safety, convenience, price and availability of reimbursement.

Intellectual Property

We strive to protect our proprietary technology, inventions, improvements, platforms, program candidates, therapeutic candidates and components thereof, their methods of use and processes for their manufacture that we believe are important to our business, including by obtaining, maintaining, defending and enforcing patent and other intellectual property rights for the foregoing in the U.S. and in foreign jurisdictions. We also rely on trade secrets and confidentiality agreements to protect our confidential information and know-how and other aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our future commercial success depends in part on our ability to:

- obtain, maintain, enforce and defend patent and other intellectual property rights for our important technology, inventions and know-how; preserve the confidentiality of our trade secrets and other confidential information;

- obtain and maintain licenses to use and exploit intellectual property owned or controlled by third parties;

- operate without infringing, misappropriating or otherwise violating any valid and enforceable patents and other intellectual property rights of third parties; and

- defend against challenges and assertions by third parties challenging the validity or enforceability of our intellectual property rights, or our rights in our intellectual property, or asserting that the operation of our business infringes, misappropriates or otherwise violates their intellectual property rights.

Our portfolio consists of owned and exclusively licensed patents and applications. As of February 19, 2026, there are 81 distinct patent families (45 families with non-provisional applications and 36 families with pending provisional applications) covering compositions of matter, manufacturing and uses related to our business. Among these patent families, we have 266 pending applications (including PCT, provisional and non-provisional applications) in the U.S. and Europe, as well as other countries of strategic value; and 88 granted patents in the U.S., Europe, China, India, Japan, and Hong Kong (including a total of 45 member state validations of three European patents). Of these pending applications and granted patents, the licensed patent applications are pending in U.S., Europe, China, Canada, Hong Kong, Japan, and Taiwan; and licensed patents are granted in the U.S., Europe, China, Japan, Taiwan, and Hong Kong.

Our owned and licensed patent estate covers various aspects of our programs and technology, including various embodiments of our EEV Platform; proprietary enzyme, peptide, oligonucleotide and CRISPR conjugates; methods of treatment; and aspects of manufacturing. The portfolio includes patents covering certain embodiments of the EEV Platform that don't relate to our lead therapeutic candidates with granted patents in the U.S. (3), India, Japan, China, Hong Kong and Europe (including 37 European validation states). We also have a granted patent in Russia for ENTR-601-44 and a granted patent in Russia covering ENTR-601-45. The extent to which any other patents, if and when granted, will cover our therapeutic candidates is uncertain. Any U.S. or foreign patents issued from national stage filings of our PCT patent applications and any U.S. patents issued from non-provisional applications we have filed or may file in connection with our provisional patent applications would be scheduled to expire on various dates from 2036 through 2045, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity and other governmental fees.

Patent Prosecution

A PCT patent application is not eligible to become an issued patent until, among other things, we file one or more national stage patent applications in the jurisdictions in which we seek patent protection and do so within prescribed timelines of the PCT patent application's priority date. These prescribed timelines are generally 30 months, 31 months or 32 months, depending on the jurisdiction. If we do not timely file any national stage patent applications, we may lose our priority date and any potential patent protection on the inventions disclosed in such PCT patent application.

Moreover, a provisional patent application is not eligible to become an issued patent. A provisional patent application may serve as a priority filing for a non-provisional patent application we file within 12 months of such provisional patent application. If we do not timely file non-provisional patent applications, we may lose our priority date with respect to our existing provisional patent applications and any potential patent protection on the inventions disclosed in our provisional patent applications.

While we intend to timely file additional provisional patent applications, as well as national stage and non-provisional patent applications relating to our provisional applications or PCT patent applications, we cannot predict whether any of our patent applications will result in the issuance of patents. If we do not successfully obtain patent protection, or if the scope of the patent protection we or our licensors obtain with respect to our therapeutic candidates or technology is insufficient, we will be unable to use patent protection to prevent others from using our technology or from developing or commercializing technology and products similar or identical to ours or other similar competing products and technologies. Our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our technology, inventions and improvements, either directly or indirectly, will depend in part on our success in obtaining, maintaining, defending and enforcing patent claims that cover our technology, inventions and improvements.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. The protection afforded by a patent varies on a product-by-product basis, from jurisdiction-to-jurisdiction, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of patent term adjustments and regulatory-related patent term extensions, the availability of legal remedies in a particular jurisdiction, and the validity and enforceability of the patent. Patent laws and related enforcement in various jurisdictions outside of the U.S. are uncertain and may not protect our rights to the same extent as the laws of the U.S. Changes in the patent laws and rules, whether by legislation, judicial decisions or regulatory interpretation, in the U.S. and other jurisdictions may have uncertain affects that could improve or diminish our ability to protect our inventions and obtain, maintain, defend and enforce our patent rights, and could therefore affect the value of our business in uncertain ways.

The area of patent and other intellectual property rights in biotechnology is evolving and has many risks and uncertainties, and third parties may have blocking patents and other intellectual property that could be used to prevent us from commercializing our platform and therapeutic candidates and practicing our proprietary technology. Our patent rights may be challenged, narrowed, circumvented, invalidated or ruled unenforceable, which could limit our ability to stop third parties from marketing and commercializing related platforms or therapeutic candidates or limit the term of patents that cover our platform and any therapeutic candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against third parties with similar technology, and third parties may independently develop similar technologies.

Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our therapeutic candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any competitive advantage provided by the patent. For more information on this and other risks related to our proprietary technology, inventions, improvements, platforms and therapeutic candidates and intellectual property rights related to the foregoing, please see the section titled "*Risk Factors — Risks Related to Our Intellectual Property*" included elsewhere in this Annual Report.

Patent Term

The term of individual patents depends upon the laws of the jurisdictions in which they are obtained. In most jurisdictions in which we file, the patent term is 20 years from the filing date of a PCT patent application or, if a PCT application is not filed, the earliest date of filing of the first non-provisional patent application to which the patent claims priority. However, the term of U.S. patents may be extended or adjusted for delays incurred due to compliance with FDA requirements or by delays encountered during prosecution that are caused by the U.S. Patent and Trademark Office ("USPTO"). For example, in the U.S., a patent claiming a new chemical entity or biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act") for up to five years beyond the normal expiration date of the patent. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date in the U.S. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought and within 60 days of FDA approval of the product. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. During the period of extension, if granted, the scope of exclusivity is limited to the approved product for approved uses. Some foreign jurisdictions, including Europe and Japan, have analogous patent term extension provisions, which allow for extension of the term of a patent that covers a drug approved by the applicable foreign regulatory agency. In the future, if and when any therapeutic candidates we may develop receive FDA approval, we expect to apply for patent term extensions on issued patents covering those therapeutic candidates. Moreover, we intend to seek patent term adjustments and extensions for any of our issued patents in any jurisdiction where such adjustments and extensions are available. However, there is no guarantee that the applicable authorities, including the USPTO and the FDA, will agree with our assessment of whether such adjustments and extensions should be granted, and even if granted, the length of such adjustments and extensions.

Trade Secrets

In addition to patent protection, we also rely on trade secrets, know-how, unpatented technology and other proprietary information to strengthen our competitive position. We currently, and may continue in the future continue to, rely on third parties to assist us in developing and manufacturing our products. Accordingly, we must, at times, share trade secrets, know-how, unpatented technology and other proprietary information, including those related to our platform, with them. We may in the future also enter into research and development collaborations with third parties that may require us to share trade secrets, know-how, unpatented technology and other proprietary information under the terms of research and development partnerships or similar agreements. Nonetheless, we take steps to protect and preserve our trade secrets and other confidential and proprietary information and prevent the unauthorized disclosure of the foregoing, including by entering into non-disclosure and invention assignment agreements with parties who have access to our trade secrets or other confidential and proprietary information, such as employees, consultants, outside scientific collaborators, contract research and manufacturing organizations, sponsored researchers and other advisors, at the commencement of their employment, consulting or other relationships with us. In addition, we take other appropriate precautions, such as maintaining physical security of our premises and physical and electronic security of our information technology systems, to guard against any misappropriation or unauthorized disclosure of our trade secrets and other confidential and proprietary information by third parties.

Despite these efforts, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or other confidential or proprietary information. In addition, we cannot provide any assurances that all of the foregoing non-disclosure and invention assignment agreements have been duly executed, and any of the counterparties to such agreements may breach them and disclose our trade secrets and other confidential and proprietary information. Although we have confidence in the measures we take to protect and preserve our trade secrets and other confidential and proprietary information, they may be inadequate, our agreements or security measures may be breached, and we may not have adequate remedies for such breaches. Moreover, to the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to our rights in any know-how or inventions arising out of such work. For more information, please see the section titled "*Risk Factors — Risks Related to Our Intellectual Property*" included elsewhere in this Annual Report.

License Agreement with The Ohio State University

On May 12, 2017, we entered into an option agreement with Ohio State Innovation Foundation ("OSIF"), an affiliate of The Ohio State University ("OSU") responsible for the commercialization of technology developed at or created by or for OSU, in which the Company obtained an option ("OSIF Option Agreement") to license all patents and patent applications involving technologies using cell-penetrating peptides arising out of or related to specified invention disclosures or through a sponsored research agreement executed with OSU on the same date ("OSU SRA"). On September 26, 2018, we exercised our option pursuant to the terms of the OSIF Option Agreement, and on December 14, 2018, we entered into a license agreement ("OSIF License Agreement") for an exclusive, worldwide, sublicensable license under these patents and patent rights, and a non-exclusive, worldwide, sublicensable license under certain related know-how, to develop, commercialize or otherwise exploit products based on these cell-penetrating technologies for the treatment, prevention and diagnosis of any and all diseases or conditions. In addition, the OSIF License Agreement grants a worldwide, perpetual, irrevocable, fully-paid, royalty-free, sublicensable, exclusive license to any rights held by OSIF, OSU or its affiliates covering specifically identified cell-penetrating platform technology.

The term of the OSIF License Agreement will continue until the later of (a) the expiration of the last to expire of the exclusively licensed patent rights, or (b) the end of our obligation to pay royalties under the OSIF License Agreement. Such obligation ends, on a licensed product-by-licensed product and country-by-country basis, on the later of (1) expiration of the last to expire of the valid claims of the exclusively licensed patent rights covering such licensed product in such country, or (2) ten (10) years after the first commercial sale of such licensed product in such country. The last to expire exclusively licensed patent rights and valid claim of such exclusively licensed patent rights are estimated to expire by 2042, excluding any patent term adjustments or extensions. Upon expiration of the OSIF License Agreement at the end of the royalty term, the Company will maintain all license rights as a perpetual and fully paid-up license. Both parties have the right to terminate under certain enumerated circumstances. At our option, we may terminate the OSIF License Agreement for any reason with ninety (90) days' written notice, or if OSIF is in material breach, after providing thirty (30) days' notice of termination. OSIF may terminate the agreement at its option immediately upon delivery of written notice if any specified events occur, including failure by the Company to make payments due under the agreement and if the Company is in material breach, in each case pursuant to specified cure periods.

We have typical diligence obligations under the OSIF License Agreement, including the obligation to use commercially reasonable efforts to develop and commercialize at least one licensed product. We may also be obligated to pay aggregate milestone payments of up to $7,950,000, tiered royalties on sales at low single digit percentages, a license maintenance fee of $25,000 per year beginning in 2021 and continuing until the first year in which commercial sales of a licensed product pursuant to the agreement commence. After such commercialization, we are required to make minimum annual payments of $125,000. In addition, in the event of a sublicense, under certain circumstances we may be required to pay up to 15% of non-royalty sublicensing consideration.

Commercialization

Excluding PTI-501 and VX-670, we intend to retain significant development and commercial rights to our potential therapeutic candidates and, if marketing approval is obtained, to commercialize our therapeutic candidates on our own, or potentially with a partner, in the U.S. and other regions. We currently have no sales, marketing, or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the U.S., and potentially other regions, following further advancement of our therapeutic candidates. We believe that such a focused sales and marketing organization will be able to address the key specialists in treating the patient populations for which our therapeutic candidates are being developed. Clinical data, the size of the addressable patient population, and the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and establishing relationships with researchers and practitioners in relevant fields of medicine.

Manufacturing and Supply

We do not own or operate our own manufacturing facilities. We currently rely on third-party contract manufacturing organizations ("CMOs"), and suppliers for EEV peptides, including linkers, and nucleotides that comprise ENTR-601-44, ENTR 601-45, ENTR-601-50, ENTR-601-51, ENTR-801, VX-670, our other potential therapeutic candidates, and the conjugation of these components, and we expect to continue to do so to support our IND-enabling studies and our clinical trials and commercial activities. However, we may seek to establish our own manufacturing facility for IND-enabling studies, clinical studies and long-term commercial supply. As we scale manufacturing, we intend to continue to expand and strengthen our network of CMOs. We believe there are multiple sources for all of the materials required for the manufacture of our therapeutic candidates, as well as multiple CMOs who could assemble the aforementioned components that comprise our potential therapeutic candidates.

Manufacturing is subject to extensive regulations that impose procedural and documentation requirements. These regulations govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our CMOs are required to comply with these regulations and are assessed through regular monitoring and formal audits. Our third-party manufacturers are required to manufacture any therapeutic candidates we develop under current Good Manufacturing Practice ("CGMP"), requirements and other applicable laws and regulations.

We have personnel with extensive technical, manufacturing, analytical and quality experience to oversee all contracted manufacturing and testing activities.

Government Regulation

Government authorities in the U.S., at the federal, state and local level and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of drugs and biological products, such as those we are developing. The processes for obtaining marketing approvals in the U.S. and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Drugs and Biologics in the U.S.

In the U.S., where we are initially focusing our product development, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and biologics under the FDCA and the Public Health Service Act ("PHSA"), and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. Our therapeutic candidates are early-stage and have not been approved by the FDA for marketing in the U.S. Based on our novel therapeutic approach and the broad potential applicability of our EEV Platform to deliver a variety of therapeutic modalities into cells, we are developing therapeutic candidates that would be regulated under the FDCA, and/or the PHSA, and their implementing regulations, as drugs or biologics, depending on the modality of each product candidate. The failure to comply with the applicable U.S. requirements at any time during the product development process, including preclinical testing, clinical testing, the approval process, or post-approval process, may subject an applicant to delays in the conduct of the study, regulatory review and approval and/or administrative or judicial sanctions. These sanctions may include, but are not limited to, the FDA's refusal to allow an applicant to proceed with clinical testing, refusal to approve pending applications, license suspension, or revocation, withdrawal of an approval, warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines and civil or criminal investigations and penalties brought by the FDA or the Department of Justice ("DOJ"), and other governmental entities, including state agencies.

An applicant seeking approval to market and distribute a new drug or biologic in the U.S. generally must satisfactorily complete each of the following steps: preclinical laboratory tests, animal studies and formulation studies all performed in accordance with the FDA's Good Laboratory Practices ("GLP") regulations, as applicable; completion of the manufacture, under CGMP conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing; submission to the FDA of an IND, for human clinical testing, which must become effective before human clinical trials may begin; approval by an independent institutional review board ("IRB"), representing each clinical trial site before each clinical trial site may be initiated; performance of adequate and well-controlled human clinical trials, in accordance with current Good Clinical Practices ("GCP"), and any additional nonclinical studies required to establish the safety, efficacy, potency and purity of the product candidate for each proposed indication; preparation and submission to the FDA of a new drug application ("NDA"), or a Biologics License Application ("BLA"), for a biologic product, requesting marketing for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development and proposed labelling; review of the product by an FDA advisory committee, where appropriate or if applicable; satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities, including those of third parties, at which the product, or components thereof, are produced to assess compliance with CGMP and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity; satisfactory completion of any FDA audits of the preclinical studies and clinical trial sites to assure compliance with GLP, as applicable, and GCP, and the integrity of clinical data in support of the NDA or BLA; payment of user fees under the Prescription Drug User Fee Act ("PDUFA"); securing FDA approval of the NDA or BLA; and compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy ("REMS"), and any post-approval studies or other post-marketing commitments required by the FDA.

Preclinical Studies and IND Application

Before testing any therapeutic product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as studies to evaluate the potential for efficacy and toxicity in animal studies. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application.

An IND is an exemption from the FDCA that allows an unapproved product candidate to be shipped in interstate commerce for use in a clinical trial and a request for FDA authorization to administer such investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trials can begin or recommence.

As a result, submission of the IND may result in the FDA not allowing the trials to commence or allowing the trial to commence on the terms originally specified by the sponsor in the IND. If the FDA raises concerns or questions either during this initial 30-day period, or at any time during the IND review process, it may choose to impose a partial or complete clinical hold. Clinical holds may be imposed by the FDA when there is concern for patient safety, and may be a result of new data, findings, or developments in clinical, preclinical and/or chemistry, manufacturing and controls or where there is non-compliance with regulatory requirements. This order issued by the FDA would delay either a proposed clinical trial or cause suspension of an ongoing trial, until all outstanding concerns have been adequately addressed and the FDA has notified the company that investigations may proceed. A separate submission to an existing IND must also be made for each successive clinical trial conducted during drug development, and the FDA must grant permission, either explicitly or implicitly by not objecting, before each clinical trial can begin.

Human Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of the investigational product candidate to healthy volunteers or patients with the disease or condition to be treated under the supervision of qualified investigators in accordance with GCP requirements. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, inclusion and exclusion criteria, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

A sponsor who wishes to conduct a clinical trial outside the U.S. may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. The GCP requirements encompass both ethical and data integrity standards for clinical trials. The FDA's regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign trials are conducted in a manner comparable to that required for clinical trials in the U.S.

Further, each clinical trial must be reviewed and approved by an IRB (or foreign equivalent, such as an independent ethics committee) either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, clinical trial design, patient informed consent, ethical factors, the safety of human subjects, and the possible liability of the institution. An IRB must operate in compliance with FDA regulations. The FDA, IRB, or the clinical trial sponsor may suspend or discontinue a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with GCP requirements or that the participants are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP rules and the requirements for informed consent.

Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board ("DSMB"), or data monitoring committee ("DMC"). This group may recommend continuation of the trial as planned, changes in trial conduct, or cessation of the trial at designated check points based on certain available data from the trial to which only the DSMB/DMC has access. Finally, certain clinical trials involving recombinant or synthetic nucleic acid molecules may be subject to review and approval of an Institutional Biosafety Committee ("IBC"), in accordance with NIH Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules ("NIH Guidelines"). An IBC is a local institutional committee that reviews and oversees research utilizing recombinant or synthetic nucleic acid molecules at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment, and such review may result in some delay before initiation of a clinical trial. While the NIH Guidelines are not mandatory unless the research in question is being conducted at or sponsored by institutions receiving NIH funding for recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may be required after approval.

- Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy subjects or patients.

- Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials.

- Phase 3 clinical trials typically proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are generally undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a therapeutic.

In some cases, the FDA may approve an NDA or BLA for a product but require the sponsor to conduct additional clinical trials to further assess the product's safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit for products approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement or to request a change in the product labeling. The failure to exercise due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Information about applicable clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its ClinicalTrials.gov website.

Under the Pediatric Research Equity Act of 2003 ("PREA"), an NDA, BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a product

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that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan ("PSP"), within sixty days of an end-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The sponsor and the FDA must reach agreement on the PSP. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the Food and Drug Administration Safety and Innovation Act. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, sometimes called "compassionate use," is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

Expanded access may be appropriate when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; patient enrollment in a clinical trial is not possible; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product. There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act ("Cures Act"), a sponsor must make its policy regarding evaluating and responding to expanded access requests publicly available.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Compliance with CGMP Requirements

Before approving an NDA or BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with CGMP requirements and adequate to assure consistent production of the product within required specifications. The PHSA emphasizes the importance of manufacturing controls for products like biologics whose attributes cannot be precisely defined.

Manufacturers and others involved in the manufacture and distribution of approved drugs and biologics, and those supplying products, ingredients, and components of them, must also register their establishments with the FDA and certain state agencies. Both domestic and foreign manufacturing establishments must register and provide additional information to the FDA upon their initial participation in the manufacturing process. Any product manufactured by or imported from a facility that has not registered, whether foreign or domestic, is deemed misbranded under the FDCA. Establishments may be subject to periodic unannounced inspections by government authorities to ensure compliance with CGMPs and other laws. Noncompliance with such requirements can lead to adverse findings by the FDA during these inspections; in instances of significant or continued noncompliance, such adverse findings can serve as the basis for additional regulatory action by the FDA, including but not limited to warning and "untitled" letters.

Review and Approval of an NDA or BLA

The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The NDA or BLA must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling as well as payment of a user fee. Under federal law, the submission of most NDAs and BLAs are subject to an application user fee. The sponsor of an approved NDA or BLA is also subject to an annual program fee. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

The FDA has 60 days after submission of the application to conduct an initial review to determine whether to accept it for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission has been accepted for filing, the FDA begins an in-depth review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months in which to complete its initial review of a standard application and respond to the applicant, and six months for a priority review of the application. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs and BLAs. The review process may be significantly extended by FDA requests for additional information or clarification. The review process and the PDUFA goal date may be extended by three months if the FDA requests or if the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

The FDA reviews an NDA or BLA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product's continued safety, quality and purity. On the basis of the FDA's evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of preclinical and clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. If the application is not approved, the FDA will issue a complete response letter, which will contain the conditions that must be met in order to secure final approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. Sponsors that receive a complete response letter have one year to submit to the FDA information that represents a complete response to the issues identified by the FDA. The FDA will then re-review the application, taking into consideration the response. Failure to respond to a complete response letter will serve as a withdrawal of an application. The FDA will not approve an application until issues identified in any complete response letters have been addressed.

The FDA may also refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. In particular, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee.

Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

If the FDA approves a new product, it may limit the approved indication(s) for use of the product. It may also require that contraindications, warnings, or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product's efficacy and/or safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including a REMS program, to help ensure that the benefits of the product outweigh the potential risks. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use ("ETASU"). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review

The FDA provides programs intended to facilitate and expedite development and review of new products that are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, and priority review designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval.

The FDA may designate a product for fast track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For products with fast track designation, sponsors may have greater interactions with the FDA, the product is potentially eligible for accelerated approval and priority review, if relevant criteria are met, and the FDA may initiate review of sections of a product with fast track designation application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a product with fast track designation may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA's time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving senior managers in the review process; assigning a cross-disciplinary lead for the review team; and taking other steps to design the clinical trials in an efficient manner. Breakthrough designation may be rescinded if a product no longer meets the qualifying criteria.

The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA's goal for taking action on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality ("IMM"), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.

The accelerated approval pathway is usually contingent on a sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product's clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022 ("FDORA") the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for accelerated approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within 120 days of marketing approval be submitted to the agency for review during the pre-approval review period.

Orphan Drug Designation

Orphan drug designation in the U.S. is designed to encourage sponsors to develop products intended for treatment of rare diseases or conditions. In the U.S., a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the U.S. or that affects 200,000 or more individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available the biologic for the disease or condition will be recovered from sales of the product in the U.S.

Orphan drug designation qualifies a company for tax credits and market exclusivity for seven years following the date of the product's marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. After the FDA grants orphan designation, the product must then go through the review and approval process like any other product.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same product as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same product for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor's marketing application for the same product for the same indication for seven years, except in certain limited circumstances. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.

The period of exclusivity begins on the date that the marketing application is approved by the FDA and applies only to the indication for which the product has been designated. The FDA may approve a second application for the same product for a different use or a second application for a clinically superior version of the product for the same use. The FDA cannot, however, approve the same product made by another manufacturer for the same indication during the market exclusivity period unless it has the consent of the sponsor, or the sponsor is unable to provide sufficient quantities.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including orphan exclusivity, for all formulations, dosage forms, and indications of the active moiety and, for drugs, patent terms. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that in accordance with an FDA-issued written request from the FDA for such data, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity that cover the product are extended by six months.

U.S. Patent Term Restoration and Extension and Marketing Exclusivity

In the U.S., a patent claiming a new biologic product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one-half the time between the effective date of the IND and the submission date of the NDA or BLA, plus the time between the submission date of the NDA or BLA and the ultimate approval date, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date in the U.S. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application ("ANDA"), or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Biosimilars and Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA"), which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. A biosimilar is a biological product that is highly similar to an existing FDA-licensed "reference product." The FDA has issued multiple guidance documents outlining an approach to review and approval of biosimilars. Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is "biosimilar to" or "interchangeable with" a previously approved biological product or "reference product." In order for the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and (for products administered multiple times) that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law. Since the passage of the BPCIA, many states have passed laws or amendments to laws, including laws governing pharmacy practices, which are state regulated, to regulate the use of biosimilars.

Post-Approval Regulation

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA have imposed as part of the approval process. The sponsor will be required to report certain adverse reactions and production problems to the FDA, provide updated safety and efficacy information, and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including CGMP regulations, which impose certain procedural and documentation requirements upon manufacturers, and applicable product tracking and tracing requirements. Accordingly, the sponsor and its third-party manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with CGMP regulations and other regulatory requirements.

A biological product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official lot release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product;

- complete withdrawal of the product from the market or product recalls;

- fines, warning letters or holds on post-approval clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product recall, seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities and promotional activities involving the Internet and social media. Promotional claims about a drug's safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses or patient populations that are not approved by the FDA, as reflected in the product's prescribing information (known as "off-label" use). In the U.S., healthcare professionals are generally permitted to prescribe drugs for such off-label uses because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers' communications, prohibiting the promotion of off-label uses.

If a company, including any agent of the company or anyone speaking on behalf of the company, is found to have promoted off-label uses, the company may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

From time to time, legislation is drafted, introduced, passed in Congress and signed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition to new legislation, FDA regulations, guidance, and policies are often revised or reinterpreted by the agency in ways that may significantly affect the manner in which pharmaceutical products are regulated and marketed.

Federal and State Data Privacy and Security Laws

Under the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), the U.S. Department of Health and Human Services ("HHS"), has issued regulations to protect the privacy and security of protected health information ("PHI"), used or disclosed by covered entities including certain healthcare providers, health plans and healthcare clearinghouses. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and providers. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 or HITECH, and their regulations, including the final omnibus rule published on January 25, 2013, also imposes certain obligations on the business associates of covered entities that obtain protected health information in providing services to or on behalf of covered entities. In addition to federal privacy regulations, there are a number of state laws governing confidentiality and security of health information that are applicable to our business. In addition to possible federal administrative, civil and criminal penalties for HIPAA violations, state attorneys general are authorized to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorney's fees and costs associated with pursuing federal civil actions. Accordingly, state attorneys general have brought civil actions seeking injunctions and damages resulting from alleged violations of HIPAA's privacy and security rules. New laws and regulations governing privacy and security may be adopted in the future as well.

Additionally, California and numerous other states have recently enacted, or have proposed enacting, comprehensive consumer privacy laws that grant rights to data subjects and place increased privacy and security obligations on entities handling personal data of consumers or households. These laws mark the beginning of a trend toward more stringent privacy legislation in the U.S. and may increase our potential liability as well as adversely affect our business.

Because of the breadth of these laws and the narrowness of the statutory exceptions under such laws, it is possible that some of our current or future business activities, including certain clinical research, sales and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such privacy and data security laws. The heightening compliance environment and the need to build and maintain robust and secure systems to comply with different privacy compliance and/or reporting requirements in multiple jurisdictions could increase the possibility that we may fail to comply fully with one or more of these requirements. If our operations are found to be in violation of any applicable privacy or data security laws or regulations, we may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and/or oversight if we become subject to a consent decree or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that we collect or otherwise process personal information, we may be subject to privacy or data protection laws that are in effect in such third countries foreign laws.

Regulation and Procedures Governing Approval of Medicinal Products Outside the U.S.

In order to market any product outside of the U.S., a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. For example, the process governing approval of medicinal products in the EU generally follows the same lines as in the U.S. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application ("MAA") and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014, which came into effect on January 31, 2022 and repealed the Clinical Trials Directive 2001/20/EC. The Clinical Trials Regulation overhauled the previous system of approvals for clinical trials in the EU. The main characteristics of the Clinical Trials Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System ("CTIS"); a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned) of a draft report prepared by a reporting Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the applicable EU Member State, however, overall related timelines are defined by the Clinical Trials Regulation. Parties conducting clinical trials in the EU must, as in the U.S., make publicly available certain clinical trial information through CTIS.

PRIME Designation in the EU

In March 2016, the EMA launched an initiative to facilitate development of therapeutic candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines ("PRIME") scheme is intended to encourage drug development in areas of unmet medical need and accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of therapeutic candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and the possibility of accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and a rapporteur from the Committee for Medicinal Products for Human Use ("CHMP") or the Committee for Advanced Therapies ("CAT"), as applicable, are appointed early in the PRIME scheme, facilitating increased understanding of the product at the EMA's committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure, or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, an applicant must demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan ("PIP"), covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or a deferral for one or more of the measures included in the PIP. The Paediatric Committee of the EMA ("PDCO"), may grant deferrals for some medicines, allowing a company to delay development of the medicine for children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine for children is not needed or is not appropriate, such as for diseases that only affect the elderly population. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) may be eligible for six months' supplementary protection certificate extension. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all EU Member States and in the additional countries of the European Economic Area ("EEA") (i.e.

Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy and tissue-engineered medicines) and products with a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure in the EU, the CHMP established at the EMA is responsible for conducting an initial assessment of a product. The maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Clock stops may extend the timeframe of evaluation of a MAA considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, which makes the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA's recommendation. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the viewpoint of public health and, in particular, of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment.

National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this national marketing authorization can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national marketing authorization in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure.

Regulatory Data Protection in the EU

In the EU, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No 726/2004 and Directive 2001/83/EC. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic (abbreviated) or biosimilar authorization for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted and authorized, and the innovator's data may be referenced, but no generic or biosimilar medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan Drug Designation and Exclusivity

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment in its development. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug product would be of significant benefit to those affected by that condition.

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and access to the centralized procedure for marketing authorization. Marketing authorization for an orphan medicinal product leads to a ten-year period of market exclusivity being granted following marketing authorization of the orphan medicinal product.

During this market exclusivity period, the EMA, the European Commission or the competent authorities of the EU Member States may only grant a marketing authorization to a "similar medicinal product" for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan product consents to a second medicinal product application; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Patent Term Extensions in the EU and Other Jurisdictions

Patent term extensions through supplementary protection certificates ("SPCs") are available in the EU. The rules and requirements for obtaining a SPC are similar to those in the U.S. An SPC may extend the term of a patent for up to five years after its originally scheduled expiration date and can provide up to a maximum of fifteen years of market exclusivity for a product. In certain circumstances, these periods may be extended for six additional months if pediatric exclusivity is obtained (see "Marketing Authorization" above). Although SPCs are available throughout the EU, sponsors must apply on a country-by-country basis. Similar patent term extension rights exist in certain other foreign jurisdictions outside the EU.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years, in principle, and it may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA (for a centrally authorized product) or by the competent authority of the authorizing EU Member State (for a nationally authorized product). To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the applicable Member State competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the EU market (for a centrally authorized product) or on the market of the authorizing EU Member State (for a nationally authorized product) within three years after authorization, or if the product is removed from the market for three consecutive years, ceases to be valid (the so-called sunset clause).

Regulatory Requirements After Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product, and must adhere in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive (EU) 2017/1572, and Regulation (EC) No 726/2004. These include compliance with the EU's stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer's license is mandatory, must also be conducted in strict compliance with the EMA's GMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of medicinal products to assure their safety and identity.

Much like the Anti-Kickback Statue prohibition in the U.S., the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by the national anti-bribery laws of EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

All of the aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the EU

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

Brexit and the Regulatory Framework in the UK

The UK formally left the EU on January 31, 2020.

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the UK is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK. However, new legislation such as the Clinical Trials Regulation is not applicable in the UK. As of January 1, 2021, the MHRA is the UK's standalone medicines and medical devices regulator. As a result of the Northern Ireland Protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland (together, "Great Britain") for a period following Brexit, which continued to follow the EU regulatory regime. However, on January 1, 2025 a new arrangement called the "Windsor Framework" came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. In particular, the MHRA is now responsible for approving medicinal products placed on the UK market (i.e., Great Britain and Northern Ireland), and the EMA no longer has a role in UK marketing authorizations. A single UK-wide marketing authorization will be granted by the MHRA for medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require, for packs placed on the UK market on or after January 1, 2025, a "UK Only" label, indicating they are not for sale in the EU.

The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, an accelerated assessment procedure and new routes of evaluation for novel products and biotechnological products. On January 1, 2024, the MHRA put in place a new international recognition framework which means that the MHRA may have regard to decisions on the approval of marketing authorizations made by the EMA and certain other regulators when determining an application for a new UK marketing authorization.

In addition, once we begin to conduct business in the UK, we will be subject to stringent data protection laws that are in effect in the UK. As of January 1, 2021, the UK's European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain UK specific amendments) into UK law, referred to as the UK GDPR. The UK GDPR and the UK Data Protection Act 2018 set out the UK's data protection regime, which is independent from but aligned to the EU's data protection regime. Non-compliance with the UK GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.

General Data Protection Regulation

Once we begin processing of personal data regarding individuals in the EU, including personal health data, our activities will be subject to the GDPR. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to ensuring an appropriate legal basis and/or condition applies to the processing of personal data, the processing of sensitive date (such as health data), where required by law obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, conducting data protection impact assessments for high risk processing and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EU, including the U.S. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require us to change our business practices to ensure full compliance.

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any therapeutic candidates for which we may seek regulatory approval by the FDA or other government authorities. In the U.S. and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payers to reimburse all or part of the associated healthcare costs. Patients are unlikely to use any therapeutic candidates we may develop unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such therapeutic candidates. Even if any therapeutic candidates we may develop are approved, sales of such therapeutic candidates will depend, in part, on the extent to which third-party payers, including government health programs in the U.S. such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, such therapeutic candidates. The process for determining whether a payer will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payer will pay for the product once coverage is approved. Third-party payers are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payers may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. For more information, please see the section titled "*Risk Factors — Risks Related to Commercialization of Our Therapeutic Candidates*" included elsewhere in this Annual Report.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, therapeutic candidates may not be considered medically necessary or cost effective. A decision by a third-party payer not to cover any therapeutic candidates we may develop could reduce physician utilization of such therapeutic candidates once approved and have a material adverse effect on our sales, results of operations and financial condition. Additionally, a payer's decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payer's determination to provide coverage for a product does not assure that other payers will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payer to payer. Third-party reimbursement and coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, any companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to any companion diagnostics.

The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of pharmaceuticals have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company's revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the U.S., ensuring adequate coverage and payment for any therapeutic candidates we may develop will face challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct a clinical trial that compares the cost effectiveness of any therapeutic candidates we may develop to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization efforts.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments) in order to obtain reimbursement or pricing approval. For example, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade (arbitrage between low-priced and high-priced Member States), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

Healthcare Law and Regulation

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment. For more information, please see the section titled "*Risk Factors — Risks Related to Our Business Operations and Industry*" included elsewhere in this Annual Report.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the U.S. For more information, please see the section titled "*Risk Factors — Risks Related to Our Business Operations and Industry*" included elsewhere in this Annual Report.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

- the demand for any of our product candidates, if approved;
- the ability to set a price that we believe is fair for any of our product candidates, if approved;
- our ability to generate revenues and achieve or maintain profitability;
- the level of taxes that we are required to pay; and
- the availability of capital.

We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare drugs and services, which could result in reduced demand for our drug candidates or additional pricing pressures. Individual states in the U.S. have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access and marketing cost disclosure and transparency measures, and designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Human Capital Resources

As of February 19, 2026, we had 152 full-time employees, including a total of 64 employees with doctoral degrees or above. Of these full-time employees, 116 employees are engaged in research and development. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel, whether existing employees or new hires, through the granting of stock-based and cash-based compensation awards. We believe that this increases value to our stockholders and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

We have, since our inception, worked to create a high-performing, inclusive and diverse workforce, which is a core element of our operating culture. We have deliberately sought to secure top talent with a diversity of thought, experiences and backgrounds who are committed to making a difference in the lives of patients, their families and caregivers. We believe that, by embracing differences, we have a unique advantage in challenging the status quo to apply innovative thinking to long-existing medical challenges. As of February 19, 2026, our workforce was self-reportedly approximately 60% women and approximately 45% Asian, Hispanic, Latino, Black or African American, and women or minorities made up 50% of our senior leadership, reflecting the workforce we strive to create throughout the company.

As the success of our business is fundamentally connected to the well-being of our employees, we are committed to their health, safety and wellness. We provide our employees and their families with access to convenient health and wellness programs, including benefits that provide protection and security giving them peace of mind concerning events that may require time away from work or that impact their financial well-being; and that offer choices where possible so they can customize their benefits to meet their needs and the needs of their families.

Available Information

We maintain an internet website at www.entradatx.com and make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"). We make these reports available through our website as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the SEC. You can review our electronically filed reports and other information that we file with the SEC on the SEC's web site at http://www.sec.gov. We also make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. In addition, we regularly use our website to post information regarding our business, product development programs and governance, and we encourage investors to use our website, particularly the information in the section entitled "Investor Relations," as a source of information about us.

The information that is contained in or can be accessed through our website is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report. Our website address is included in this Annual Report as an inactive technical reference only.

Note Regarding Trademarks

We have applied for various trademarks that we use in connection with the operation of our business. This Annual Report may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this Annual Report is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner of these trademarks, service marks and trade names will not assert, to the fullest extent under applicable law, its rights.

Item 1A. Risk Factors

In evaluating the Company and our business, careful consideration should be given to the following risk factors, in addition to the other information set forth in this Annual Report on Form 10-K ("Annual Report") and in other documents that we file with the Securities and Exchange Commission ("SEC"). Investing in our common stock involves a high degree of risk. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this Annual Report to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and our future prospects. The material and other risks and uncertainties summarized above and described below are not intended to be exhaustive and are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See the section titled "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Limited Operating History, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate any revenue from product sales or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a biopharmaceutical company with a limited operating history upon which our stockholders can evaluate our business and prospects. While our programs for ENTR-601-44, ENTR-601-45, ENTR-601-50 and our partnered candidate VX-670, are in the clinical development stage, we have additional programs in the preclinical development or in the drug discovery stage. We commenced operations in 2016, and to date, we have focused primarily on organizing and staffing our company, business planning, raising capital, developing our proprietary, highly versatile and modular Endosomal Escape Vehicle ("EEV") platform ("EEV Platform"), identifying therapeutic candidates, establishing our intellectual property portfolio and conducting research and preclinical studies. Our approach to the discovery and development of therapeutic candidates that are based on our EEV Platform is unproven, and we do not know whether we will be able to conduct clinical studies on any of our therapeutic candidates beyond ENTR-601-44, ENTR-601-45 and our partnered candidate VX-670, develop any therapeutic candidates that succeed in clinical development or produce products of commercial value. As an organization, the only clinical trial we have completed is our Phase 1 clinical trial of ENTR-601-44 in healthy volunteers in the UK, and we have not completed the clinical development of any therapeutic candidate nor have we obtained any regulatory approvals, manufactured a commercial-scale product, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant operating losses since our inception. We do not have any products approved for sale and have not generated any product revenue since our inception. If our therapeutic candidates are not successfully developed and approved, we may never generate any significant revenue from product sales. We have incurred significant net losses since inception. As of December 31, 2025, we had an accumulated deficit of $273.1 million. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations. All of our therapeutic candidates will require substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize any of our therapeutic candidates.

To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our therapeutic candidates, identifying lead therapeutic candidates, discovering additional therapeutic candidates, conducting preclinical studies prior to submitting an Investigational New Drug application ("IND") and/or Clinical Trial Application ("CTA"), obtaining clearance for INDs/CTAs, obtaining regulatory approval for these therapeutic candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may not succeed in completing necessary activities and regulatory approvals necessary to bring a product to market and, even if we do, may never generate revenues that are significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our therapeutic candidates or even continue our operations. A decline in the value of our company could also cause our stockholders to lose all or part of their investment.

Our limited operating history may make it difficult to evaluate our technology and industry and predict our future performance. Though several groups have conducted or are conducting studies involving the intracellular delivery of therapeutic molecules, the relevance of those studies to the evaluation of therapeutic candidates developed using our EEV Platform may be difficult to ascertain. Our short history as an operating company and novel therapeutic approach make any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by earlier stage companies in rapidly evolving fields. Failure to address these risks successfully will cause our business to suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our stockholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early clinical-stage company, we have encountered unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our therapeutic candidates, we will need to continue our transition from a company with a research focus to a company supporting clinical development and if successful, capable of supporting commercial activities. We may not continue to be successful in our transition.

We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of biopharmaceutical therapeutic candidates is capital-intensive. We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct our ongoing and planned preclinical studies of our development programs, continue to initiate clinical trials for our therapeutic candidates and seek regulatory approval for our current therapeutic candidates and any future therapeutic candidates we may develop. If we obtain regulatory approval for any of our therapeutic candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our therapeutic candidates. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Failing to raise capital when needed or on attractive terms could force us to delay, reduce or eliminate our research and development programs or any future commercialization efforts. Based on our current operating plans, we believe that our cash, cash equivalents and marketable securities as of December 31, 2025 will be sufficient to fund our operations into the third quarter of 2027. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other capital sources, including potentially additional collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. For example, in November 2025, we entered into a sales agreement (the "Sales Agreement") with TD Securities (USA) LLC (f/k/a Cowen and Company, LLC) acting as our agent and/or principal (the "Sales Agent"), with respect to an "at the market offering" program under which we may offer and sell, from time to time, at our sole discretion, shares of common stock having an aggregate offering price of up to $150.0 million through the Sales Agent. However, there can be no assurance that the Sales Agent will be successful in consummating future sales based on prevailing market conditions or in the quantities or at the prices that we deem appropriate. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our therapeutic candidates. Our future capital requirements will depend on many factors, including, but not limited to:

- the type, number, scope, progress, expansions, results, costs and timing of our preclinical studies and any clinical trials of the therapeutic candidates that we are pursuing or may choose to pursue in the future;

- the clinical development plans we establish for our therapeutic candidates;

- the costs and timing of manufacturing for our therapeutic candidates and commercial manufacturing if any therapeutic candidate is approved;

- the costs of establishing and maintaining clinical and commercial supply for the development and manufacture of our therapeutic candidates;

- the costs, timing and outcome of regulatory review of our therapeutic candidates;

- the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;

- the costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

- our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal controls over financial reporting;

- the costs associated with hiring additional personnel and consultants as our preclinical and clinical activities increase;

- the achievement of milestones or occurrence of other developments that trigger payments under any collaboration agreements, if any;

- the costs and timing of establishing or securing sales and marketing capabilities if any therapeutic candidate is approved;

- subject to receipt of regulatory approval, revenue, if any, received from commercial sales of our therapeutic candidates;

- our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

- the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

- the ongoing costs of operating as a public company.

Identifying potential therapeutic candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our therapeutic candidates. In addition, our therapeutic candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

- the timing and cost of, and level of investment in, research and development activities relating to our programs, which will change from time to time;

- our ability to enroll patients in clinical trials and the timing of enrollment;

- the cost of manufacturing our current therapeutic candidates and any future therapeutic candidates, which may vary depending on the U.S. Food and Drug Administration ("FDA"), the European Medicines Agency ("EMA") or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

- expenditures that we will or may incur to acquire or develop additional therapeutic candidates and technologies or other assets;

- the timing and outcomes of preclinical studies and clinical trials for ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 and any therapeutic candidates from our discovery programs, or competing therapeutic candidates;

- the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

- competition from existing and potential future products that compete with ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or any of our discovery programs, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

- any delays in regulatory review or approval of ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or therapeutic candidates from any of our discovery programs;

- the level of demand for any of our therapeutic candidates, if approved, which may fluctuate significantly and be difficult to predict;

- the risk/benefit profile, cost and reimbursement policies with respect to our therapeutic candidates, if approved, and existing and potential future products that compete with ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or any of our discovery programs;

- our or our partners' ability to commercialize ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or therapeutic candidates from any of our discovery programs, if approved, inside and outside of the U.S., either independently or working with third parties;

- our ability to establish and maintain collaborations, licensing or other arrangements;

- potential unforeseen business disruptions that increase our costs or expenses;

- future accounting pronouncements or changes in our accounting policies; and

- the changing and volatile U.S. and global economic and political environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Risks Related to the Discovery, Development and Regulatory Approval of Our Therapeutic Candidates

We are early in our development efforts and as a result it will be years before we commercialize a therapeutic candidate, if ever. If we are unable to identify and advance therapeutic candidates through preclinical studies and/or clinical trials, obtain marketing approval and ultimately commercialize them, or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts and all our development programs, including our lead therapeutic candidates ENTR-601-44, ENTR-601-45, ENTR-601-50, and our partnered candidate VX-670, which are in the early clinical stage and ENTR-601-51 and ENTR-801, which are in the preclinical stage. We have invested substantially all of our research efforts to date in developing our EEV Platform, identifying potential therapeutic candidates, conducting preclinical studies, and initiating early clinical studies. As an organization, the only clinical trial we have completed is our Phase 1 clinical trial of ENTR-601-44 in healthy volunteers in the UK, and we have not completed the clinical development of any therapeutic candidate nor have we submitted an application for regulatory approval, and we may be unable to do so for our therapeutic candidates. We have completed CTA/IND-enabling studies for ENTR-601-44, ENTR-601-45, ENTR-601-50 and VX-670; however, we will need to complete CTA/IND-enabling studies for our other product candidates to support their progression into and/or through clinical studies in the United States. In addition, we have a development portfolio of programs that are in earlier stages of development and have not yet initiated or completed IND-enabling studies. We may never advance any additional therapeutic candidates through IND-enabling studies and receive authorization from the FDA, to proceed under an IND prior to initiating their clinical-stage development. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our therapeutic candidates, which may never occur. We

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currently generate no revenue from sales of any product, and we may never be able to develop or commercialize a marketable product.

Commencing clinical trials in the United States is subject to acceptance by the FDA of an IND and finalizing the trial design based on discussions with the FDA and other regulatory authorities. For the FDA to accept an IND, we must complete Good Laboratory Practices ("GLP") studies, which may not be successful or may take longer than we expect. The FDA may require us to complete additional preclinical studies or we may be required to satisfy other FDA requests prior to commencing clinical trials in the United States, and such requests may not currently be known or anticipated, which may cause the start of our clinical trials to be delayed in the United States or prevent us from conducting clinical trials in the United States. Even after we receive and incorporate guidance from these regulatory authorities, the FDA or other regulatory authorities could disagree that we have satisfied their requirements to commence any clinical trial or change their position on the acceptability of our trial design or the clinical endpoints selected, which may require us to complete additional preclinical studies or clinical trials, impose stricter approval conditions than we currently expect or may prevent us from conducting clinical trials. There are equivalent processes and risks applicable to clinical trial applications in other countries, including countries in the European Union ("EU") and the United Kingdom ("UK").

Commercialization of any therapeutic candidates we may develop will require preclinical and clinical development; regulatory and marketing approval in each jurisdiction targeted for commercialization, including by the FDA, the EMA and the United Kingdom Medicines and Healthcare Products Regulatory Agency ("MHRA"); manufacturing supply, capacity and expertise; a commercial organization; and significant marketing efforts. The success of therapeutic candidates we may identify and develop will depend on many factors, including:

- timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable;

- sufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;

- effective INDs, CTAs or other comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for any therapeutic candidates we may develop;

- successful enrollment and completion of clinical trials, including under the FDA's current Good Clinical Practices ("GCPs"), GLPs and any additional regulatory requirements from foreign regulatory authorities, such as the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use Guideline for Good Clinical Practice;

- positive results from our current and future clinical trials that support a finding of safety and effectiveness and an acceptable risk-benefit profile in the intended populations;

- receipt of regulatory marketing approvals from applicable regulatory authorities;

- establishment of arrangements with third-party manufacturers for clinical supply and, where applicable, commercial manufacturing capabilities;

- establishment, maintenance, defense and enforcement of patent, trademark, trade secret and other intellectual property protection or regulatory exclusivity for any therapeutic candidates we may develop;

- patient recruitment and enrollment;

- commercial launch of any therapeutic candidates we may develop, if approved, whether alone or in collaboration with others;

- acceptance of the benefits and use of our therapeutic candidates we may develop, including method of administration, if and when approved, by patients, the medical community and third-party payors;

- our ability to compete effectively with other therapies and treatment options;

- maintenance of a continued acceptable safety, tolerability and efficacy profile of any therapeutic candidates we may develop following approval; and

- establishment and maintenance of healthcare coverage and adequate reimbursement by payors.

If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize any therapeutic candidates we may develop, which would materially harm our business. If we are unable to advance our therapeutic candidates to clinical development, obtain regulatory approval and ultimately commercialize our therapeutic candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business is highly dependent on the clinical advancement of our programs and modalities and is especially dependent on the success of our lead therapeutic candidates, ENTR-601-44, ENTR-601-45, ENTR-601-50,

ENTR-601-51, ENTR-801 and our partnered candidate VX-670. Delay or failure to advance programs or modalities, including ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801 and VX-670 could adversely impact our business.

Using our platform, we are developing product features for medicines based on EEV peptides. Over time, our platform work led to commonalities, where a specific combination of EEV technologies, delivery technologies, and manufacturing processes generated a set of product features shared by multiple programs, for example, oligonucleotide- and protein-conjugated EEV peptides. This is what we call a "modality." We are utilizing early programs in a modality, such as ENTR-601-44 for oligonucleotide-conjugated EEV peptides, to understand the technology risks within the modality, including manufacturing and pharmaceutical properties. Our lead therapeutic candidates ENTR-601-44 and ENTR-601-45 are being developed to address DMD, and we are highly dependent on the success of the current and future clinical trials of ENTR-601-44 and ENTR-601-45, the outcomes of which are uncertain, to further develop ENTR-601-50, our therapeutic candidate for patients with DMD who are exon 50 skipping amenable and ENTR-601-51, our therapeutic candidate for patients with DMD who are exon 51 skipping amenable. Because ENTR-601-44 is our EEV therapeutic candidate furthest along in clinical development, if ENTR-601-44 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, the value of our EEV Platform, including our other therapeutic candidates such as ENTR-601-45, ENTR-601-50, ENTR-601-51 and our partnered candidate VX-670, could be greatly diminished and our development plans and business would be significantly harmed.

Even if our earlier programs in a modality are successful in any phase of development any of such earlier programs may fail at a later phase of development, and other programs within the same modality may still fail at any phase of development including at phases where earlier programs in that modality were successful. This may be a result of technical challenges unique to that program or due to biology risk, which is unique to every program. As we progress our programs through clinical development, there may be new technical challenges that arise that cause an entire modality to fail.

Our EEV therapeutic candidates are based on a novel therapeutic approach, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Using EEV technology to develop therapeutic candidates is a new therapeutic approach and no products based on EEV peptides have been approved to date in the United States or the rest of the world. As such, it is difficult to accurately predict the developmental challenges we may face for our EEV therapeutic candidates as they proceed through development. In addition, because we have only completed a Phase 1 clinical trial for ENTR-601-44 and have not yet completed any clinical trials with our other therapeutic candidates, we have only limited data assessing safety of our approach in humans, and there may be short-term or long-term effects from treatment with any therapeutic candidates that we develop that we cannot predict at this time. Also, animal models may not exist for some of the diseases we choose to pursue in our programs. As a result of these factors, it is more difficult for us to predict the time and cost of therapeutic candidate development and we cannot predict whether our EEV Platform, or any similar or competitive intracellular delivery technologies, will enable the identification, development and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our EEV Platform or any of our research programs will not cause significant delays or unanticipated costs or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we have initiated or may initiate or commercializing any therapeutic candidates we may develop on a timely or profitable basis, if at all.

The clinical trial requirements of the FDA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a therapeutic candidate vary substantially according to the type, complexity, novelty and intended use and market of the therapeutic candidate. No products based on EEV peptides have been approved to date by regulators. As a result, the regulatory approval process for therapeutic candidates such as ours is uncertain and may be more expensive and take longer than the approval process for therapeutic candidates based on other, better known or more extensively studied technologies. For example, the general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from well-controlled, Phase 3 clinical trials of the relevant therapeutic candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our therapeutic candidates in the U.S., the UK, or other regions of the world or how long it will take to commercialize our therapeutic candidates. Delay or failure to obtain or unexpected costs in obtaining the regulatory approvals necessary to bring a potential therapeutic candidate to market could decrease our ability to generate sufficient product revenue and our business, financial condition, results of operations and prospects may be harmed.

Preclinical and clinical development involves a lengthy and expensive process with an uncertain outcome, and the results of preclinical studies are not necessarily predictive of the results of later preclinical studies and any clinical trials of our therapeutic candidates. We have not yet completed the testing of any of our therapeutic candidates in clinical

trials and our therapeutic candidates may not have favorable results in clinical trials or receive regulatory approval on a timely basis, if at all.

Preclinical and clinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that our preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the preclinical study or clinical trial process. Any positive results from our preclinical studies of our therapeutic candidates may not necessarily be predictive of the results in later preclinical studies and clinical trials. Similarly, even if we are able to complete our current or planned preclinical studies or clinical trials of our therapeutic candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials may not be replicated in our subsequent preclinical studies or later-stage clinical trials. Despite promising preclinical or clinical results, any therapeutic candidate can unexpectedly fail at any stage of preclinical or clinical development. The historical failure rate for therapeutic candidates in our industry is high.

The results from preclinical studies or clinical trials of a therapeutic candidate may not predict the results of later clinical trials of the therapeutic candidate, and interim, topline, or preliminary results of a clinical trial are not necessarily indicative of final results. Therapeutic candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. In particular, while we have conducted certain preclinical studies of our therapeutic candidates, and a healthy normal volunteer study for ENTR-601-44, we do not know whether these therapeutic candidates will perform in current or future clinical trials as they have performed in these prior studies. The positive results we have observed for our therapeutic candidates in early, non-GLP preclinical studies and animal models may not be predictive of our current or future clinical trials in humans. Furthermore, for some indications that we are pursuing there are no animal models that adequately mirror the human disease to predict any level of positive results. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many therapeutic candidates fail in clinical trials despite very promising early results. Unexpected observations or toxicities observed in our IND-enabling studies for example, could delay clinical trials for ENTR-601-51, ENTR-801 or our other development programs. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and companies that have believed their therapeutic candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA approval. Additionally, we are utilizing both a blinded multi-ascending dose portion and an "open label" portion in our ongoing clinical study of ENTR-601-44 and may also do so for future clinical trials. In the Phase 1/2 trial, patients will transition from a double blind placebo control dosing regimen to a 6 dose open label regimen where all participants are administered the therapeutic candidate. The open label period may be subject to various limitations that may exaggerate any therapeutic effect as patients are aware that they are receiving the experimental treatment and physicians are aware that all the patients are receiving the experimental treatment. Reported outcomes may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, reported outcomes may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials, being aware that all patients have received treatment, may interpret the information more favorably given this knowledge. The results from an open label trial may not be predictive of future clinical trial results with any of our therapeutic candidates for which we include an open label clinical trial when studied in a controlled environment with a placebo or active control.

For the foregoing reasons, we cannot be certain that our ongoing and planned preclinical studies and current and planned clinical trials will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our therapeutic candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations.

Substantial delays in the commencement, enrollment or completion of our planned clinical trials, or failure to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities could prevent us from commercializing any therapeutic candidates we determine to develop on a timely basis, if at all.

The risk of failure in developing therapeutic candidates is high. It is impossible to predict when or if any therapeutic candidate would prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any therapeutic candidate, we must complete preclinical development, submit an IND or foreign equivalent to permit initiation of clinical studies, and then conduct extensive clinical trials to demonstrate the safety and efficacy of therapeutic candidates in humans. As an organization, we submitted an IND for ENTR-601-44 in the fourth quarter of 2022 which was subsequently placed on clinical hold until February 2025. Although we were successful in resolving this clinical hold, there can be no assurance that our ongoing and planned trials will not be placed on clinical hold or voluntarily paused in the future. Any such hold or other delay could impact our ability to complete or initiate our ongoing or planned trials. We have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a New Drug Application ("NDA"), Biologics License Application ("BLA") or other comparable foreign regulatory submission for any therapeutic candidate.

In addition, we have had limited interactions with the FDA and comparable foreign regulatory authorities and cannot be certain how many clinical trials of ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or any other therapeutic candidates will be required or how such trials should be designed. Consequently, we and our partner may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to approval of any of our therapeutic candidates. Clinical trials may fail to demonstrate that our therapeutic candidates are safe for humans and effective for indicated uses. Even if the clinical trials are successful, changes in marketing approval policies during the development period, changes in or the enactment or promulgation of additional statutes, regulations or guidance or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application.

Before we can commence clinical trials for a therapeutic candidate, we must complete extensive preclinical testing and studies that support our INDs and other regulatory filings. We cannot be certain of the timely identification of a therapeutic candidate or the completion or outcome of our preclinical testing and studies and cannot predict whether the FDA or other comparable regulatory authorities will accept our proposed clinical programs or whether the outcome of our preclinical testing and studies will ultimately support the further development of any therapeutic candidates. Conducting preclinical testing is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. As a result, we cannot be sure that we will be able to submit INDs or foreign equivalents for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of such applications will result in the FDA or other regulatory authority allowing clinical trials to begin. In addition, if our efforts in the United States and elsewhere are not successful, we may not be able to complete a clinical development program that enables the approval and marketing of our therapeutic candidates as planned, or at all. Furthermore, therapeutic candidates are subject to continued preclinical safety studies, which may be conducted concurrently with our clinical testing. The outcomes of these safety studies may delay the launch of or enrollment in future clinical trials and could impact our ability to continue to conduct our clinical trials.

Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. A failure of one or more clinical trials can occur at any stage of testing, which may result from a multitude of factors, including, but not limited to, flaws in trial design, dose selection issues, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

Other events that may prevent successful enrollment, initiation or timely completion of clinical development include:
- we may be unable to generate sufficient preclinical, toxicology or other *in vivo* or *in vitro* data to support the initiation of clinical trials;
- delays in reaching a consensus with regulatory authorities on trial design;
- delays in reaching agreement on acceptable terms with prospective clinical research organizations ("CROs") and clinical trial sites;
- delays in opening clinical trial sites or obtaining required institutional review board ("IRB") or independent ethics committee approval, or the equivalent review groups for sites outside the United States, at each clinical trial site;
- we may need to add new or additional clinical trial sites;
- imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or trial sites;
- negative or inconclusive results observed in clinical trials, including failure to demonstrate statistical significance, safety, purity or potency, which could lead us, or cause regulators to require us, to conduct additional clinical trials or abandon product development programs;
- positive results from our preclinical studies of our therapeutic candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials and positive results from such preclinical studies and clinical trials of our therapeutic candidates may not be replicated in subsequent preclinical studies or clinical trial results;
- failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;
- failure to perform in accordance with applicable GCPs;
- failure by investigators to adhere to clinical trial protocols leading to variable results;
- delays in the testing, validation, manufacturing and delivery of any therapeutic candidates we may develop to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

- failure of our third-party contractors to comply with regulatory requirements or to meet their contractual obligations to us in a timely manner, or at all;

- delays in having patients complete participation in a trial or return for post-treatment follow-up;

- clinical trial sites or patients dropping out of a trial;

- selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

- occurrence of serious adverse events associated with the therapeutic candidate that are viewed to outweigh its potential benefits;

- occurrence of serious adverse events associated with a therapeutic candidate in development by another company, which are viewed to outweigh its potential benefits, and which may negatively impact the perception of our product due to a similarity in technology or approach;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

- the FDA, other regulatory authorities, or ethics committees may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial;

- changes in the legal or regulatory regimes domestically or internationally related to patient rights and privacy; or

- lack of adequate funding to continue the clinical trial.

After initiating a clinical trial, we could also encounter delays if the clinical trial is suspended, placed on clinical hold or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities or recommended for suspension or termination by the Data Safety Monitoring Board ("DSMB") for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our therapeutic candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from preclinical studies, clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their therapeutic candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain regulatory approval.

Any inability to successfully complete preclinical studies and clinical trials could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, manufacturing or formulation changes to any therapeutic candidates we may develop may require us to conduct additional studies or trials to bridge our modified therapeutic candidates to earlier versions. Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize any therapeutic candidates we may develop or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize any therapeutic candidates we may develop and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of future clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with any therapeutic candidates we may develop, we may:

- be delayed in obtaining marketing approval for therapeutic candidates, if at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

- be subject to changes in the way the product is administered;

- be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

- have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

- be subject to the addition of labeling statements, such as warnings or contraindications;

- be sued; or

- experience damage to our reputation.

Delays or difficulties in the enrollment of patients in clinical trials could delay or prevent our receipt of necessary regulatory approvals.

Failure to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. may delay or prevent us from initiating or continuing clinical trials for our therapeutic candidates. Because the target patient populations for some of our therapeutic candidates are relatively small, it may be difficult to successfully identify patients. Although we may enter into agreements with third parties to develop companion diagnostic tests for use in some of our future clinical trials in order to help identify eligible patients in certain indications, we may experience delays in reaching, or fail to reach, agreement on acceptable terms to develop such companion diagnostic tests. Any third parties whom we engage to develop companion diagnostic tests may experience delays or may not be successful in developing such companion diagnostic tests, furthering the difficulty in identifying patients for our clinical trials. In addition, current commercially available diagnostic tests to identify appropriate patients for our clinical trials or any approved therapeutic candidates may become unavailable in the future.

Furthermore, some of our competitors have ongoing clinical trials for therapeutic candidates that treat the same indications as our therapeutic candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' therapeutic candidates.

In addition, the pediatric population is an important patient population for certain of the indications we are targeting, including DMD, and our addressable patient population estimates include pediatric populations. However, it may be more challenging to conduct studies in this population, and to locate and enroll pediatric patients. Additionally, it may be challenging to ensure that pediatric or adolescent patients adhere to clinical trial protocols. Patient enrollment and trial competition may be affected by other factors including:

- clinicians' and patients' perceived risks and benefits of the therapeutic candidate under trial, particularly therapeutic candidates developed using a novel and unproven therapeutic approach, like our EEV therapeutic candidates in relation to available or investigational drugs;

- size of the patient population, in particular for rare diseases such as the diseases on which we are initially focused, and process for identifying patients;

- design of the trial protocol;

- efforts to facilitate timely enrollment in clinical trials;

- eligibility and exclusion criteria;

- availability of competing therapies and clinical trials;

- severity of the disease or disorder under investigation;

- proximity and availability of clinical trial sites for prospective patients;

- ability to obtain and maintain patient consent;

- risk that enrolled patients will drop out before completion of the trial;

- patient referral practices of physicians; and

- ability to monitor patients adequately during and after treatment.

Our inability to identify patients appropriate for enrollment in our clinical trials, or to enroll a sufficient number of patients in our clinical trials, would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our therapeutic candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. If we are unable to include patients with the driver of the disease, including the applicable genomic alteration for diseases in genomically defined patient populations, this could limit our ability to seek participation in the FDA's expedited development programs, including Breakthrough Therapy Designation and Fast Track Designation, or otherwise to seek to accelerate clinical development and regulatory timelines.

Even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining patients in our clinical trials. In our planned clinical trials that will include a placebo group, some of the patients who end up receiving placebo may perceive that they are not receiving the therapeutic candidate being tested, and they may decide to withdraw from our clinical trials to pursue other alternative therapies rather than continue the trial with the perception that they are receiving placebo. Difficulty enrolling or maintaining a sufficient number of patients to conduct our clinical trials, may require us to delay, limit or terminate clinical trials, any of which would harm our business, financial condition, results of operations and prospects.

Use of our therapeutic candidates could be associated with side effects, adverse events or other properties or safety risks, which could delay or preclude approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

Although other oligonucleotide therapeutics, enzyme replacement therapies and gene therapies have received regulatory approval, our EEV-based therapeutics are a novel approach to the delivery of biological therapeutics, which may present enhanced uncertainty associated with the safety profile of our therapeutic candidates and other EEV-based therapeutics compared to more well-established classes of therapies. Moreover, it is impossible to predict when or if any therapeutic candidates we may develop will prove safe in humans. As is the case with biopharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our therapeutic candidates' use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our therapeutic candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our therapeutic candidates may only be uncovered with a significantly larger number of patients exposed to the therapeutic candidate. Any undesirable side effects or unexpected characteristics associated with our therapeutic candidates in clinical trials may lead us to elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the therapeutic candidate if approved. We may also be required to modify our study plans based on findings after we commence our clinical trials. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compound. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.

It is possible that as we test our therapeutic candidates in larger, longer and more extensive clinical trials, or as the use of these therapeutic candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, may be reported by subjects. Any findings of such side effects later in development or upon approval, if any, may harm our business, financial condition and prospects significantly.

Patients treated with our therapeutics, if approved, may experience previously unreported adverse reactions, and it is possible that the FDA or other regulatory authorities may ask for additional safety data as a condition of, or in connection with, our efforts to obtain approval of our therapeutic candidates. If safety problems occur or are identified after our therapeutics, if any, reach the market, we may make the decision or be required by regulatory authorities to amend the labeling of our therapeutics, recall our therapeutics or even withdraw approval for our therapeutics.

Our therapeutic candidates are subject to extensive regulation and compliance, which is costly and time-consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required approvals to commercialize our therapeutic candidates.

The clinical development, manufacturing, labeling, packaging, storage, record-keeping, advertising, promotion, import, export, marketing, distribution and adverse event reporting, including the submission of safety and other information, of our therapeutic candidates are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our therapeutic candidates until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the therapeutic candidates involved, as well as the target indications and patient population. Approval policies or regulations may change, and the FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a therapeutic candidate for many reasons. For example, the U.S. Supreme Court's July 2024 decision to overturn prior established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes. Despite the time and expense invested in clinical development of therapeutic candidates, regulatory approval is never guaranteed.

Neither we nor any current or future collaborator is permitted to market any of our therapeutic candidates in the United States until we receive approval from the FDA.

Prior to obtaining approval to commercialize a therapeutic candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such therapeutic candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe the preclinical or clinical data for our therapeutic candidates are promising, such data may not be sufficient to support approval by the FDA and comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our therapeutic candidates either prior to or post-approval, or may object to elements of our clinical development program.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a therapeutic candidate for many reasons, including:

- such authorities may disagree with the design or implementation of our or our current or future collaborators' clinical trials;

- negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

- serious and unexpected drug-related side effects may be experienced by participants in our clinical trials or by individuals using drugs similar to our therapeutic candidates;

- such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

- we or any of our current or future collaborators may be unable to demonstrate that a therapeutic candidate is safe and effective, and that therapeutic candidate's clinical and other benefits outweigh its safety risks;

- such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- such authorities may not agree that the data collected from clinical trials of our therapeutic candidates are acceptable or sufficient to support the submission of an NDA or BLA or other submission or to obtain regulatory approval in the United States or elsewhere, and such authorities may impose requirements for additional preclinical studies or clinical trials;

- such authorities may disagree regarding the formulation, labeling and/or the specifications of our therapeutic candidates;

- approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

- such authorities may find deficiencies in the manufacturing processes, approval policies or facilities of our third-party manufacturers with which we or any of our current or future collaborators contract for clinical and commercial supplies;

- regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators' clinical data insufficient for approval; or

- such authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed biopharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us or any of our potential future collaborators from commercializing our therapeutic candidates.

Our approach to the discovery and development of therapeutic candidates that are based on our EEV Platform is unproven, and we do not know whether we will be able to develop any products of commercial value, or if competing technological approaches will limit the commercial value of our therapeutic candidates or render our EEV Platform obsolete.

The success of our business depends primarily upon our ability to identify, develop and commercialize products based on our proprietary EEV Platform, which leverages a novel and unproven approach. While we have observed favorable preclinical study results based on our EEV Platform, we have not yet succeeded and may not succeed in demonstrating sufficient efficacy and safety to enable the approval of any therapeutic candidates that are based on our EEV Platform as a result of our clinical trials or obtain marketing approval thereafter. Our lead therapeutic candidates, with the exception of ENTR-601-44, ENTR-601-45, ENTR-601-50 and our partnered candidate VX-670, but including ENTR-601-51, are in preclinical development or in the drug discovery stage. Our research methodology and novel approach to intracellular therapeutics may be unsuccessful in identifying additional therapeutic candidates, and any therapeutic candidates based on our EEV Platform may be shown to have harmful side effects or may have other characteristics that may necessitate additional clinical testing, or make the therapeutic candidates unmarketable or unlikely to receive marketing approval. Further, because many of our therapeutic candidates and development programs are based on our EEV Platform, adverse developments with respect to one of these programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, the biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our EEV approach. Failure to stay at the forefront of technological change in utilizing our EEV Platform to create and develop therapeutic candidates may prevent us from competing effectively. Our competitors may render our EEV approach obsolete, or limit the commercial value of our therapeutic candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our EEV Platform and potential of our therapeutic candidates that are based on our EEV Platform.

The occurrence of any of these events may force us to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

Interim, topline and preliminary data from our preclinical studies and clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, preliminary or topline data from our preclinical studies and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. From time to time, we may also disclose interim, preliminary or topline data from our clinical studies. Interim, topline or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary, topline or interim data and final data could significantly harm our business prospects.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular therapeutic candidate or product and the value of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial will be based on what is typically extensive information, and our stockholders or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, therapeutic candidate or our business. If the topline data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our therapeutic candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may expend our limited resources to pursue particular therapeutic candidates or indications, such as our initial focuses on developing ENTR-601-44 and ENTR-601-45, and fail to capitalize on therapeutic candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited human capital and financial resources, we focus on research programs and therapeutic candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other therapeutic candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and therapeutic candidates for specific indications may not yield any commercially viable therapeutic candidates. If we do not accurately evaluate the commercial potential or target market for a particular therapeutic candidate, we may relinquish valuable rights to that therapeutic candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such therapeutic candidate.

At any time and for any reason, we may determine that one or more of our discovery programs or preclinical or clinical therapeutic candidates or programs does not have sufficient potential to warrant the allocation of resources toward such program or therapeutic candidate. Accordingly, we may choose not to develop a potential therapeutic candidate or elect to suspend, deprioritize or terminate one or more of our discovery programs or preclinical or clinical therapeutic candidates or programs. Suspending, deprioritizing or terminating a program or therapeutic candidate in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and may have missed the opportunity to have allocated those resources to potentially more productive uses, including existing or future programs or therapeutic candidates.

We may not be successful in our efforts to expand our development portfolio of therapeutic candidates.

A key element of our strategy is to use our technology, including our novel EEV Platform and other modalities, to address intracellular targets that are drivers of diseases in genomically defined patient populations with high unmet medical need in order to build a development portfolio of therapeutic candidates. Although our research and development efforts to date have resulted in a development portfolio of potential programs and therapeutic candidates, we may not be able to continue to identify intracellular disease targets and develop therapeutic candidates. We may also pursue opportunities to acquire or in-license additional businesses, technologies or products, form strategic alliances or create joint ventures with third parties to complement or augment our existing business. However, we may not be able to identify any therapeutic candidates for our development portfolio through such acquisition or in-license.

Even if we are successful in continuing to build and expand our development portfolio, the potential therapeutic candidates that we identify may not be suitable for clinical development. For example, they may be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be drugs that will be successful in clinical trials or receive marketing approval and achieve market acceptance. If we do not successfully develop and commercialize therapeutic candidates, we will not be able to obtain drug revenues in future periods, which likely would result in significant harm to our financial position and adversely affect our stock price.

Where appropriate, we plan to seek approval from the FDA, EMA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval for any of our candidates, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if one or more of our therapeutic candidates receive accelerated approval from the FDA, EMA or comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, if the safety profile were to change based on post-marketing safety surveillance, or if we do not comply with rigorous post-marketing requirements, the FDA, EMA or such other regulatory authorities may seek to withdraw accelerated approval.

We plan to pursue accelerated development strategies in areas of high unmet need. We plan to seek accelerated approval pathways for our therapeutic candidates from the FDA, EMA or comparable foreign regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA's implementing regulations, the FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the therapeutic candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical benefit, and the FDA is permitted to require, as appropriate, that such studies be underway prior to approval or within a specified period after the date of approval. Sponsors must also update the FDA on the status of these studies, and under FDORA, the FDA has increased authority to withdraw approval of a drug granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug's predicted clinical benefit.

Prior to seeking accelerated approval for any of our therapeutic candidates, we will seek feedback from the FDA, EMA or comparable foreign regulatory authorities and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA or BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA or comparable foreign regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval, there can be no assurance that any such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of any of our products. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our therapeutic candidate would result in a longer time period to commercialization of such therapeutic candidate, could increase the cost of development of such therapeutic candidate and could harm our competitive position in the marketplace. Thus, even if we seek to utilize the accelerated approval pathway, we may not be able to obtain accelerated approval and, even if we do, we may not experience a faster development, regulatory review or approval process for that product. In addition, receiving accelerated approval does not assure that the product's accelerated approval will eventually be converted to a traditional approval.

We have sought and may continue to seek Fast Track designation, Breakthrough Therapy designation and/or orphan drug designation from the FDA or similar designations from other regulatory authorities for one or more of our therapeutic candidates. Even if one or more of our therapeutic candidates receive any of these designations, we may be unable to obtain or maintain the benefits associated with such designation.

The FDA has established various designations to facilitate more rapid and efficient development and approval of certain types of drugs. Such designations include Fast Track designation, Breakthrough Therapy designation, and orphan drug designation. Fast Track designation is designed to facilitate the development and expedite the review of therapies for serious conditions that fill an unmet medical need. Programs with Fast Track designation may benefit from early and frequent communications with the FDA, potential priority review and the ability to submit a rolling application for regulatory review. Fast Track designation applies to both the therapeutic candidate and the specific indication for which it is being studied. If any of our therapeutic candidates receive Fast Track designation but do not continue to meet the criteria for Fast Track designation, or if our clinical trials are delayed, suspended or terminated, or put on clinical hold due to unexpected adverse events or issues with clinical supply, we will not receive the benefits associated with the Fast Track program. Fast Track designation alone does not guarantee qualification for the FDA's priority review procedures.

A Breakthrough Therapy, on the other hand, is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. For therapeutic candidates that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Designation as a Breakthrough Therapy is within the discretion of the FDA, and drugs designated as Breakthrough Therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval. Even if one or more of our therapeutic candidates qualify as Breakthrough Therapies pursuant to FDA standards, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we may seek Breakthrough Therapy designation for one or more of our current or future therapeutic candidates, there can be no assurance that we will receive Breakthrough Therapy designation.

Regulatory authorities in some jurisdictions, including the United States and the EU, may also designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a therapeutic candidate as an orphan drug if it is a drug intended to treat a rare condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission may grant orphan designation to a product if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (i) such condition affects no more than five (5) in ten thousand (10,000) persons in the EU when the application is made, or (ii) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there is no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or, if such a method exists, the product would be of significant benefit to those affected by that condition. In the United States, orphan drug

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designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. Orphan drug designation may also entitle the therapeutic to additional exclusivity in the United States. Similar benefits, including a ten year period of market exclusivity, are available to orphan products in the EU. In 2022, the FDA granted orphan drug designation to ENTR-601-44. Even after obtaining orphan drug designation for ENTR-601-44, and even if we are able to obtain orphan drug designation for any other therapeutic candidate, we may not be able to obtain or maintain orphan drug exclusivity for ENTR-601-44 or any other therapeutic candidate.

For any of our programs or therapeutic candidates that may receive Fast Track, Breakthrough Therapy or orphan drug designation by the FDA (including ENTR-601-44) or similar designations by other regulatory authorities, there is no assurance that we will receive any benefits from such programs or that we will continue to meet the criteria to maintain such designation. Even if we obtain such designations, we may not experience a faster development process, review or approval compared to conventional FDA procedures. A Fast Track, Breakthrough Therapy, or orphan drug designation does not ensure that a therapeutic candidate will receive marketing approval or that approval will be granted within any particular timeframe.

Although we have obtained rare pediatric disease designation for ENTR-601-44, we may not be eligible to receive a priority review voucher in the event the FDA determines we no longer meet the criteria for designation, revokes the designation or FDA approval does not occur prior to September 30, 2029.

The sponsor of an application for a rare pediatric disease drug product may be eligible for a voucher that can be used or sold to obtain a priority review for a subsequent application submitted under section 505(b)(1) of the FDCA or section 351 of the PHS Act. Designation of a drug as a product for a rare pediatric disease does not guarantee that a marketing application for such drug will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Even though we have received rare pediatric disease designation for ENTR-601-44, we would need to request a rare pediatric disease priority review voucher in the marketing application for ENTR-601-44. Vouchers for rare pediatric disease drugs are awarded for qualifying applications when the drug receives approval. After September 30, 2029, the FDA may not award any rare pediatric disease priority review vouchers.

Obtaining and maintaining marketing approval or commercialization of our therapeutic candidates in the United States does not mean that we will be successful in obtaining marketing approval of our therapeutic candidates in other jurisdictions. Failure to obtain marketing approval in foreign jurisdictions would prevent any therapeutic candidates we may develop from being marketed in such jurisdictions, which, in turn, would materially impair our ability to generate revenue.

In order to market and sell any therapeutic candidates we may develop in the EU and many other foreign jurisdictions, including the UK, we or our collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or these third parties may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our medicines in any jurisdiction, which would materially impair our ability to generate revenue.

Additionally, now that the UK is no longer part of the EU, separate applications and procedures will be required to obtain regulatory approval for our products in the UK and EU. In particular, the UK is no longer covered by the centralized procedure for obtaining EU-wide marketing authorizations from the EMA for medicinal products, and a separate process for authorization of drug products will be required in the UK. However, under a new international recognition procedure which was put in place by the MHRA on January 1, 2024, the MHRA may take into account decisions on the approval of a marketing authorization from the EMA (and certain other regulators) when considering an application for a UK marketing authorization.

In addition, the regulatory regime for medicinal products in the UK at present broadly aligns with EU regulations, however, longer term, the UK is likely to develop its own legislation that diverges from that in the EU now that its regulatory system is independent from the EU and the Trade and Cooperation Agreement entered into by the EU and UK does not provide for mutual recognition of UK and EU pharmaceutical legislation. It is possible therefore, that there will be increased regulatory complexities in the UK and EU, which could disrupt the timing of any regulatory approvals that we may determine to pursue in these jurisdictions.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

We anticipate we will conduct clinical trials of our therapeutic candidates in the United States and internationally. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions or may not be accepted at all. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. For example, we are initially advancing the ENTR-601-44 and ENTR-601-45 programs in the EU and the UK, and we have not yet conducted any clinical trials for these programs in the United States. Additionally, recent policy proposals in the U.S., if enacted in the future, may make acceptance by the FDA or inclusion in a marketing application of foreign data more difficult or costly. If the FDA does not accept data from such trials, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our therapeutic candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Changes in methods of therapeutic candidate manufacturing or formulation may result in additional costs or delay, which could adversely affect our business, results of operations and financial condition.

As therapeutic candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, we may introduce an alternative formulation of one or more of our therapeutic candidates during the course of our planned clinical trials. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our therapeutic candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our therapeutic candidates and jeopardize our ability to commercialize our therapeutic candidates, if approved, and generate revenue.

Even if we, or any collaborators we may have, obtain marketing approvals for any therapeutic candidates we may develop, the terms of approvals and ongoing regulation of our therapeutics could require the substantial expenditure of resources and may limit how we, or they, manufacture and market our therapeutics, which could materially impair our ability to generate revenue.

Any therapeutic candidate for which we obtain marketing approval, if ever, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such medicine, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, current Good Manufacturing Practice ("cGMP") requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, compliance with applicable product tracking and tracing requirements, and requirements regarding the distribution of samples to physicians and recordkeeping. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The FDA typically advises that patients treated with genetic medicine undergo follow-up observations for potential adverse events for a 15-year period. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Even if marketing approval of a therapeutic candidate is granted, the approval may be subject to limitations on the indicated uses for which the medicine may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the medicine.

Accordingly, assuming we, or any third parties we may collaborate with, receive marketing approval for one or more therapeutic candidates we may develop, we, and such collaborators, and our and their contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we and such collaborators are not able to comply with post-approval regulatory requirements, we and such collaborators could have the marketing approvals for our therapeutics withdrawn by regulatory authorities and our, or such collaborators', ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Further, the cost of compliance with post-approval regulations may have a negative effect on our business, operating results, financial condition and prospects.

If we fail to comply with applicable regulatory requirements following approval of any therapeutic candidates we may develop, a regulatory agency may:

- issue a warning letter asserting that we are in violation of the law;

- seek an injunction or impose civil or criminal penalties or monetary fines;

- suspend or withdraw regulatory approval;

- suspend any ongoing clinical trials;

- refuse to approve a pending NDA, BLA or comparable foreign regulatory filing, or supplements thereto submitted by us;

- seize product; or

- refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize any therapeutic candidates we may develop and generate revenues.

Clinical trial and product liability lawsuits against us could divert our resources, could cause us to incur substantial liabilities and could limit commercialization of any therapeutic candidates we may develop.

We will face an inherent risk of clinical trial and product liability exposure related to the testing of any therapeutic candidates we may develop in clinical trials, and we will face an even greater risk if we commercially sell any products that we may develop. While we currently have no therapeutic candidates in clinical trials or that have been approved for commercial sale, the future use of therapeutic candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our therapeutic candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any therapeutic candidates we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants and inability to continue clinical trials;

- initiation of investigations by regulators;

- significant costs to defend any related litigation;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources;

- decline in our stock price;

- reduced resources of our management to pursue our business strategy; and

- the inability to commercialize any therapeutic candidates we may develop.

We will need to increase our insurance coverage if we continue to commence clinical trials or if we commence commercialization of any therapeutic candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If and when coverage is secured, our insurance policies may also have various exclusions and we may be subject to a product liability claim for which we have no coverage. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

We may develop our current or future therapeutic candidates in combination with other therapies, which would expose us to additional risks.

We may develop our current or potential future therapeutic candidates in combination with one or more currently approved therapies or therapies in development. Even if any of our current or future therapeutic candidates were to receive

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marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our therapeutic candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our therapeutic candidates are approved for use could themselves fall out of favor or be relegated to later lines of treatment. This could result in the need to identify other combination therapies for our therapeutic candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our current or future therapeutic candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell any therapeutic candidate in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

Furthermore, we cannot be certain that we will be able to obtain a steady supply of such therapies for use in developing combinations with our therapeutic candidates on commercially reasonable terms or at all. Any failure to obtain such therapies for use in clinical development and the expense of purchasing therapies in the market may delay our development timelines, increase our costs and jeopardize our ability to develop our therapeutic candidates as commercially viable therapies. If the FDA, EMA or other comparable foreign regulatory authorities do not approve or withdraw their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we choose to evaluate in combination with any of our current or future therapeutic candidates, we may be unable to obtain approval of or successfully market any one or all of the current or future therapeutic candidates we develop. Additionally, if the third-party providers of therapies or therapies in development used in combination with our current or future therapeutic candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our current or future therapeutic candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Related to Our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties to conduct some or all aspects of our product manufacturing, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product manufacturing, research and preclinical and clinical testing. We currently rely, and expect to continue to rely, on third parties with respect to many of these items, including contract manufacturing organizations ("CMOs") for the manufacturing of any therapeutic candidates we test in preclinical or clinical development, as well as contract research organizations ("CROs") for the conduct of our animal testing and research and CROs for the conduct of our planned clinical trials. Any of these third parties may terminate their engagements with us at any time. A need to enter into alternative arrangements could delay our product development activities, and we may not be able to enter into alternative arrangements on reasonable terms, if at all.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols. For example, for therapeutic candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our CTA/IND-enabling studies and clinical trials are conducted in accordance with the study plan and protocols. Moreover, the FDA and similar foreign regulatory bodies require us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on government-sponsored databases, such as clinicaltrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. If we or any of our CROs or other third parties, including trial sites, fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure our stockholders that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under conditions that comply with cGMPs. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

Although we intend to design the clinical trials for any therapeutic candidates we may develop, CROs will conduct some or all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future preclinical studies and clinical trials will also result in less direct control over the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

- have staffing difficulties;

- be unable to acquire the necessary supplies to perform successfully;

- fail to comply with contractual obligations;

- experience regulatory compliance issues;

- undergo changes in priorities or become financially distressed; or

- form relationships with other entities, some of which may be our competitors.

These factors may materially adversely affect the willingness or ability of third parties to conduct our preclinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs. In addition, any third parties conducting our clinical trials will not be our employees, and except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our clinical programs. If these CROs, and any other third parties we engage do not perform preclinical studies and future clinical trials in a satisfactory manner, if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, or if they breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of any therapeutic candidates we may develop may be delayed, we may not be able to obtain regulatory approval and commercialize our therapeutic candidates or our development programs may be materially and irreversibly harmed. If we are unable to rely on preclinical and clinical data collected by our CROs and other third parties, we could be required to repeat, extend the duration of or increase the size of any preclinical studies or clinical trials we conduct and this could significantly delay commercialization and require greater expenditures.

Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and other regulatory authorities for therapeutic candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require us to suspend, place on clinical hold or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with drug product produced under cGMP requirements and may require a large number of patients. In the U.S., we also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, clinicaltrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our therapeutic candidates. As a result, our financial results and the commercial prospects for our therapeutic candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws. For any violations of laws and regulations during the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. If third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the preclinical studies and clinical trials required to support future IND/CTA submissions and approval of any therapeutic candidates we may develop.

We are dependent on third-party vendors to provide certain licenses, products and services and our business and operations, including clinical trials, could be disrupted by any problems with our significant third-party vendors.

We engage a number of third-party suppliers and service providers to supply critical goods and services, such as contract research services, contract manufacturing services and information technology services. Disruptions to the business, financial stability or operations of these suppliers and service providers, including due to strikes, labor disputes or other disruptions to the workforce, for instance, if employees are not able to come to work, or to their willingness and ability to produce or deliver such products or provide such services in a manner that satisfies the requirements put forth by the authorities, or in a manner that satisfies our own requirements, could affect our ability to develop and market our future therapeutic candidates on a timely basis. If these suppliers and service providers were unable or unwilling to continue to provide their products or services in the manner expected, or at all, we could encounter difficulty finding alternative suppliers. For example, we currently rely on foreign CROs and CMOs to manufacture our clinical materials, and may rely on foreign CROs and CMOs in the future. Foreign CMOs may be subject to U.S. legislation or investigations, sanctions, trade restrictions and other foreign regulatory requirements, which could increase the cost or reduce the supply of material available to us, delay the procurement or supply of such material, delay or impact clinical trials, have an adverse effect on our ability to secure significant commitments from governments to purchase our potential therapies and could adversely affect our financial condition and business prospects. For example, on December 18, 2025, the National Defense Authorization Act for Fiscal Year 2026 ("NDAA") was enacted, which includes Section 851, commonly referred to as the "BIOSECURE Act." The BIOSECURE Act restricts U.S. federal agencies and contractors from procuring certain biotechnology equipment or services from, or entering into contracts with, entities that use biotechnology equipment or services from designated "biotechnology companies of concern," and from expending certain federal loan or grant funds for such equipment or services. While the BIOSECURE Act is primarily directed at U.S. government procurement and funding and has not yet been fully implemented through final regulations, there remains a continued policy interest in limiting U.S. companies' relationships with biotechnology providers with relationships with foreign adversaries. The potential downstream adverse impacts on entities having only commercial relationships with any impacted biotechnology providers is unknown but may include supply chain disruptions or delays. Regional or single-source dependencies may in some cases accentuate these risks. For example, the pharmaceutical industry generally, and in some instances our Company, our collaborators or other third parties on which we rely, depend on China-based suppliers or service providers for certain raw materials, products and services, or other activities. Our ability or the ability of our collaborators or such other third parties to continue to engage these China-based suppliers or service providers for certain preclinical research programs and clinical development programs could be restricted due to geopolitical developments between the United States and China, including as a result of the escalation of tariffs or other trade restrictions, such as those included in the NDAA. While certain tariffs have been suspended, modified or temporarily reduced, we cannot predict the results of the U.S. government's trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. Even if we are able to secure appropriate alternative suppliers in a timely manner, costs for such products or services could increase significantly. Any of these events could adversely affect our results of operations and our business.

Our EEV-based therapeutic candidates are based on novel technologies and any therapeutic candidates we develop may be complex and difficult to manufacture. We may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we or any of our third-party manufacturers encounter such difficulties, our ability to supply material for clinical trials or any approved product could be delayed or stopped.

The manufacturing processes for our therapeutic candidates are novel. There are no medicines incorporating or utilizing our EEV Platform that have been commercialized to date. Due to the novel nature of this technology and limited experience at larger scale production, we may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and may in the future make changes to our therapeutic candidates in their manufacturing and stability formulation and conditions. This has in the past resulted in and may in the future result in our having to resupply batches for preclinical or clinical activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our therapeutic candidates could materially delay our or our strategic collaborators' ability to continue the clinical trial for that therapeutic candidate or require us to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional preclinical or clinical supply.

Our rate of innovation is high, which has resulted in and will continue to cause a high degree of technology change that can negatively impact product comparability during and after clinical development. Furthermore, technology changes may drive the need for changes in, modification to, or the sourcing of new manufacturing infrastructure or may adversely affect third-party relationships.

The process to generate our EEV-based therapeutics is complex and, if not developed and manufactured under well-controlled conditions, can adversely impact pharmacological activity. Furthermore, we have not manufactured our EEV-based therapeutics at commercial scale. We may encounter difficulties in scaling up our manufacturing process, thereby potentially impacting clinical and commercial supply.

During clinical development of our EEV-based therapeutics, in many cases, we may have to utilize multiple batches of drug substance and drug product to meet the clinical supply requirement of a single clinical trial. Failure in our ability to scale up batch size or failure in any batch may lead to a substantial delay in our clinical trials.

As we continue developing new manufacturing processes for our drug substance and drug product, the changes we implement to manufacturing process may in turn impact specification and stability of the drug product. Changes in our manufacturing processes may lead to failure of lots and this could lead to a substantial delay in our clinical trials. Our EEV-based therapeutic candidates may prove to have a stability profile that leads to a lower than desired shelf life of our final approved EEV-based product. This poses risk in supply requirements, wasted stock, and higher cost of goods.

Due to the number of different programs, we may have cross contamination of products inside of our factories, CROs, suppliers, or in the clinic that affect the integrity of our therapeutics.

As we scale the manufacturing output for particular programs, we plan to continuously improve yield, purity, and the pharmaceutical properties of our development candidates from IND-enabling studies through commercial launch, including shelf life stability, and solubility properties of drug product and drug substance. Because of continuous improvement in manufacturing processes, we may switch processes for a particular program during development. However, after the change in process, more time is required for pharmaceutical property testing, such as 6 or 12 month stability testing. That may require resupplying clinical material, or making additional cGMP batches to keep up with clinical trial demand before such pharmaceutical property testing is completed.

We are utilizing a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our therapeutic candidates. Further, now and in the future one or more of our programs may have a single source of supply for raw materials and excipients.

We may establish a number of analytical assays to assess the quality of our EEV-based therapeutic candidates. We may identify gaps in our analytical testing strategy that might prevent release of product or could require product withdrawal or recall. For example, we may discover new impurities that have an impact on product safety, efficacy, or stability. This may lead to an inability to release our therapeutic candidates until the manufacturing or testing process is rectified.

We may find that our therapeutic candidates are extremely temperature sensitive, and we may learn that any or all of our therapeutics are less stable than desired. We may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our therapeutic candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture our therapeutic candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor's discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may from time to time be dependent on single- or limited-source suppliers for some of the components and materials used in the therapeutic candidates we may develop.

We may from time to time depend on single- or limited-source suppliers for some of the components and materials used in any therapeutic candidates we may develop. We cannot ensure that these suppliers or service providers will remain in business, have sufficient capacity or supply to meet our needs or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our use of single-source suppliers of raw materials, components, key processes and finished goods could expose us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we have to switch to a replacement supplier, the manufacture and delivery of any therapeutic candidates we may develop could be interrupted for an extended period, which could adversely affect our business. Establishing additional or replacement suppliers, if required, may not be accomplished quickly. If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the single source components and materials used in our therapeutics, any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand for our investigational medicines.

We have and may in the future enter into collaborations, licenses and other similar arrangements with third parties for the research, development and commercialization of certain of the therapeutic candidates we may develop, including our collaboration with Vertex. If any such arrangements are not successful, we may not be able to capitalize on the market potential of those therapeutic candidates.

We may seek third-party collaborators for the research, development and commercialization of certain of the therapeutic candidates we may develop. If we enter into any such arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our partners dedicate to the development or commercialization of any therapeutic candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any arrangement that we enter into.

Collaborations involving our research programs or any therapeutic candidates we may develop pose numerous risks to us, including the following:

- collaborators would have significant discretion in determining the efforts and resources that they will apply to these collaborations;

- collaborators may not perform their obligations as expected;

- collaborators may not pursue development and commercialization of any therapeutic candidates we may develop or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborator's strategic focus or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay programs, preclinical studies or clinical trials, provide insufficient funding for programs, preclinical studies or clinical trials, stop a preclinical study or clinical trial or abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with any therapeutic candidates we may develop if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- collaborators may be acquired by a third party having competitive products or different priorities, causing the emphasis on our product development or commercialization program under such collaboration to be delayed, diminished or terminated;

- collaborators with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

- collaborators may not properly obtain, maintain, enforce or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

- if a collaborator of ours is involved in a business combination, the collaborator might de-emphasize or terminate the development or commercialization of any therapeutic candidate licensed to it by us;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development, or commercialization of any therapeutic candidates we may develop or that result in costly litigation or arbitration that diverts management attention and resources;

- we may lose certain valuable rights under certain circumstances, including if we undergo a change of control;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable therapeutic candidates we may develop;

- our collaborators' business or operations could be disrupted due to reasons outside of our control, such as global health crises, macroeconomic conditions and geopolitical developments, which could have an adverse impact on their development and commercialization efforts or the prospects of our collaboration; and

- collaboration agreements may not lead to development or commercialization of therapeutic candidates in the most efficient manner or at all.

If our collaborations do not result in the successful development and commercialization of therapeutic candidates, or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of therapeutic candidates could be delayed, and we may need additional resources to develop therapeutic candidates. In addition, if one of our collaborators terminates its agreement with us, we may find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this Annual Report apply to the activities of our collaborators.

For example, we will have limited influence and control over the development and commercialization activities of Vertex in the development and commercialization of VX-670 or certain other product candidates. On January 11 2026, Vertex announced that the company continues to enroll and dose the MAD portion of the GALILEO global Phase 1/2 clinical trial of VX-670 in people with DM1; the study is assessing both safety and efficacy. Vertex is on track to complete enrollment and dosing in the trial in mid-2026. Vertex's development and commercialization activities may adversely impact our own efforts. Failure by Vertex to meet its obligations under the Vertex Agreement, to apply sufficient efforts at developing and commercializing collaboration products, or to comply with applicable legal or regulatory requirements, may materially adversely affect our business and our results of operations. In addition, to the extent we rely on Vertex to commercialize any products upon obtaining regulatory approval, we may receive less revenue than if we commercialized these products ourselves, which could materially harm our prospects.

These relationships, or those like them, may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business. In addition, we could face significant competition in seeking appropriate collaborators, and the negotiation process is time-consuming and complex. Our ability to reach definitive collaboration agreements will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of several factors. If we license rights to any therapeutic candidates we or our collaborators may develop, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture.

If conflicts arise between us and our current or potential collaborators, these parties may act in a manner adverse to us and could limit our ability to implement our strategies.

If conflicts arise between us and our current or potential collaborators, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators may develop, either alone or with others, products in related fields that are competitive with the therapeutic candidates we may develop that are the subject of these collaborations with us. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in the withdrawal of support for our therapeutic candidates.

Some of our future collaborators could also become our competitors. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely, fail to devote sufficient resources to the development and commercialization of products, or merge with or be acquired by a third party who may do any of these things. Any of these developments could harm our product development efforts.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our product development and research programs and the potential commercialization of any therapeutic candidates we may develop will require substantial additional cash to fund expenses. For some of the therapeutic candidates we may develop, we may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of those therapeutic candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, the EMA or similar regulatory authorities outside the United States, the potential market for the subject therapeutic candidate, the costs and complexities of manufacturing and delivering such therapeutic candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative therapeutic candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the therapeutic candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities, or increase our own expenditures on the development of the therapeutic candidate.

Risks Related to Commercialization of Our Therapeutic Candidates

The commercial success of our therapeutic candidates will depend upon the degree of market acceptance of such therapeutic candidates by physicians, patients, healthcare payors and others in the medical community.

Our therapeutic candidates may not be commercially successful. Even if any of our therapeutic candidates receive regulatory approval, they may not gain market acceptance among physicians, patients, healthcare payors or the medical community. The commercial success of any of our current or future therapeutic candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. The degree of market acceptance of our therapeutics will depend on a number of factors, including:

- the demonstration of clinical efficacy and safety compared to other more-established products;

- the indications for which our therapeutic candidates are approved;

- the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

- the acceptance of a new drug for the relevant indication by healthcare providers and their patients;

- the pricing and cost-effectiveness of our therapeutics, as well as the cost of treatment with our therapeutics in relation to alternative treatments and therapies;

- our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

- the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our therapeutics in the absence of sufficient third-party coverage and adequate reimbursement;

- any restrictions on the use of our therapeutics, and the prevalence and severity of any adverse effects;

- potential product liability claims;

- the timing of market introduction of our therapeutics as well as competitive drugs;

- the effectiveness of our or any of our current or potential future collaborators' sales and marketing strategies; and

- unfavorable publicity relating to the product.

If any therapeutic candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our therapeutics may require significant resources and may never be successful.

Even if we are able to commercialize any of our therapeutic candidates, if approved, such therapeutic candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm our business.

The regulations that govern regulatory approvals, pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a therapeutic candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the therapeutic candidate, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the therapeutic candidate in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more therapeutic candidates, even if our therapeutic candidates obtain marketing approval. For more information, please see the section titled "*Business — Government Regulation — Coverage, Pricing and Reimbursement*" included elsewhere in this Annual Report.

Our ability to commercialize any therapeutic candidates successfully also will depend in part on the extent to which coverage and reimbursement for these therapeutic candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the U.S. and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services ("CMS"), an agency within the U.S. Department of Health and Human Services ("HHS"). CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments. Sales of these or other products that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of our therapeutics will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our therapeutics. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Factors payors consider in determining reimbursement are based on whether the product is:

- a covered benefit under its health plan;

- safe, effective and medically necessary;

- appropriate for the specific patient;

- cost-effective; and

- neither experimental nor investigational.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular products. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. We cannot be sure that coverage will be available for any therapeutic candidate that we commercialize and, if coverage is available, the level of reimbursement.

Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any therapeutic candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price ("ASP") and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular therapeutic candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our therapeutic candidates. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower.

We face significant competition, and if our competitors develop technologies or therapeutic candidates more rapidly than we do or their technologies are more effective, our business and our ability to develop and successfully commercialize products may be adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapid advancing technologies, intense competition and a strong emphasis on proprietary and novel products and therapeutic candidates. Our competitors have developed, are developing or may develop products, therapeutic candidates and processes competitive with our therapeutic candidates. Any therapeutic candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop therapeutic candidates. Our competitors include larger and better funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions who may be active in the indications we are targeting and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new therapeutic candidates. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Currently, patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. EMFLAZA (deflazacort) is an FDA-approved corticosteroid marketed by PTC Therapeutics, Inc. ("PTC") and AGAMREE (vamorolone) is a novel alternative steroid marketed by Catalyst Pharmaceuticals. Duvyzat (givinostat) is an oral medication marketed by ITF Therapeutics for patients six years of age and older. Duvyzat is a histone deacetylase (HDAC) inhibitor that works by targeting pathogenic processes to reduce inflammation and loss of muscle. There are four FDA-approved exon skipping drugs: EXONDYS 51 (eteplirsen), VYONDYS 53 (golodirsen), and AMONDYS 45 (casimersen), which are PMOs approved for the treatment of patients with DMD who are amenable to exon 51, exon 53 and exon 45 skipping, respectively, and are marketed by Sarepta Therapeutics, Inc. ("Sarepta"), and VILTEPSO (vitolarsen), a PMO approved for the treatment of patients with DMD who are amenable to exon 53 skipping, which is marketed by Nippon Shinyaku Co. Ltd ("Nippon"). Sarepta also markets Elevidys (delandistrogene moxeparvovec-rokl), a gene therapy for the treatment of DMD for ambulatory individuals 4 years of age and older.

Companies focused on developing treatments for DMD that target dystrophin mechanisms, as does our DMD program, include Nippon, which is in a Phase 2 clinical trial for patients amenable to exon 44 skipping in Japan, PTC with ataluren, a small molecule targeting nonsense mutations in a Phase 3 clinical trial, Avidity Biosciences, Inc. ("Avidity"), which was recently purchased by Novartis (expected to close Q1 2026) is in a Phase 2 clinical trial with antibody oligonucleotide conjugates for exon 44 (*"del-zota"*), and has similar programs for patients amenable to exon 45, and exon

51 skipping in preclinical development, Wave Life Sciences Ltd., which is clinically evaluating WVE-N531, a splicing clinical candidate that is designed to target exon 53 within the dystrophin gene, Dyne Therapeutics, Inc. ("Dyne"), which is pursuing antibody fragment-oligonucleotide conjugates for exons 44, 45, 51 (clinical candidate DYNE-251), and 53, and BioMarin Pharmaceutical Inc., which is in clinical development with BMN 351, an antisense oligonucleotide therapy for exon 51. In addition, several companies are developing gene therapies to treat DMD, including Solid Biosciences Inc. (SGT-003), and REGENXBIO (RGX-202). We are also aware of several companies targeting gene editing and non-dystrophin mechanisms for the treatment of DMD.

We expect to face competition alongside our partner from existing products and products in development for each of our therapeutic candidates. There are currently no approved therapies to treat the underlying cause of DM1. Therapeutic candidates currently in development to treat DM1 include: tideglusib, a GSK3-ß inhibitor in late-stage clinical development by AMO Pharma Ltd. for the congenital phenotype of DM1; *"Del-desiran"*, an antibody linked siRNA in clinical development by Avidity; Zeleciment Basivarsen, an antibody fragment conjugated to an ASO targeting DM1 protein kinase knockdown in clinical development by Dyne; EDODM1, a linear peptide conjugated to a PMO targeting CUG repeats in clinical development by PepGen, Inc.; a small molecule targeting GTG repeats in preclinical development by Design Therapeutics, Inc.; and small molecules interacting with RNA in preclinical development by Expansion Therapeutics, Inc.

We also expect to face competition from several products in clinical and preclinical development for Usher syndrome. The most advanced is ultevursen, which is an exon 13 skipping PMO in Phase 2b development from Sepul Bio., a business unit of Laboratories Théa. Nacuity Pharmaceuticals, Inc. has completed a Phase 1/2 clinical trial with NPI-001, which is a small molecule which targets oxidative stress. Reforgene has cleared an IND for RM-101, which is a subretinal injection mini-gene AAV-snRNA targeting exon 13 skipping. There are also ASO and mini-gene approaches reported in discovery from several companies.

Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain approval for any therapeutic candidate, we will face competition based on many different factors, including the safety and effectiveness of our therapeutics, the ease with which our therapeutics can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competitive products or technological approaches may make any products we develop, or our EEV Platform, obsolete or noncompetitive before we recover the expense of developing and commercializing our therapeutic candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our therapeutics we may develop, if approved, could be adversely affected.

Risks Related to Our Business Operations and Industry

Our future success depends on our ability to retain key employees and to attract, retain and motivate qualified personnel.

We are highly dependent on the research expertise of Natarajan Sethuraman, Ph.D., our President of Research and Development, and the development and management expertise of Dipal Doshi, our Chief Executive Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements and/or offer letters with our executive officers, each of them may terminate their employment with us at any time.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, clinical, regulatory, manufacturing and management skills and experience. We conduct our operations in the Boston area, a region that is home to many other pharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among pharmaceutical companies. Many of the other pharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our therapeutic candidates and to grow our business and operations as currently contemplated.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. For example, employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our therapeutic candidates and decrease the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our therapeutic candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any therapeutic candidates for which we obtain marketing approval.

For example, the Patient Protection and Affordable Care Act ("ACA") was passed in 2010 and substantially changed the way healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. In addition, U.S. Supreme Court's July 2024 decision to overturn prior established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes.

Among the provisions of the ACA of importance to our potential therapeutic candidates are the following:

- annual fees and taxes on manufacturers of certain branded prescription drugs;

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products;

- a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations;

- expansion of healthcare fraud and abuse laws, including the False Claims Act and the federal Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

- extension of manufacturers' Medicaid rebate liability;

- expansion of eligibility criteria for Medicaid programs;

- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

- requirements to report financial arrangements with physicians and teaching hospitals;

- a requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

- a Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year. Subsequent legislation extended the 2% payment reduction which remains in effect through fiscal year 2031, absent additional action from Congress. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. The One Big Beautiful Bill Act of 2025 (the "OBBBA") also added work requirements and more frequent eligibility enrollment reverifications for Medicaid enrollees, which is expected to have the effect of reducing the number of Medicaid enrollees. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

The Inflation Reduction Act of 2022 (the "IRA") includes several provisions that may impact our business to varying degrees, including provisions that create a $2,000 out-of-pocket cap for Medicare Part D beneficiaries, impose new manufacturer financial liability on all drugs in Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, require companies to pay rebates to Medicare for drug prices that increase faster than inflation, and delay the rebate rule that would limit the fees that pharmacy benefit managers can charge. Previously, under the IRA, orphan drugs were exempted from the Medicare drug price negotiation program, only if they have orphan designation and for which the only approved indication is for that disease or condition. If a product received multiple orphan designations or had multiple approved indications, it would not qualify for the orphan drug exemption. The OBBBA eliminated this restriction, which serves to exempt all orphan drugs from the Medicare drug price negotiation program, regardless of the number of orphan designations or indications. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. The effect of the IRA on our business and the healthcare industry in general is not yet known.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At a federal level, President Trump reversed some of President Biden's executive orders including rescinding Executive Order 14087 entitled "Lowering Prescription Drug Costs for Americans." On April 15, 2025, the Trump Administration published Executive Order 14273, "Lowering Drug Prices by Once Again Putting Americans First," which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called "pill penalty" under the Inflation Reduction Act that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, "Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients" which generally, among other things, directs the federal government to establish and communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to "take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries." Notably, a similar "Most Favored Nation" pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model ("GLOBE") for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS's spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs ("GUARD") model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid ("GENEROUS") Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including price or patient reimbursement constraints at the state government level, limitations on discounts to patients, restrictions or other limitations on patient assistance and certain product access and marketing cost disclosure and transparency measures, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards and similar entities. While many PDABs have been granted authority to promote drug price transparency and reporting, some states have granted PDABs more expansive authority, including to set Upper Payment Limits ("UPLs") on select, high price drugs. The adoption and implementation of UPLs may put downward pressure on drug prices and impact our company's future revenues.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our therapeutics. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our therapeutic candidates, if any, may be. It is also possible that additional governmental action is taken in response to pandemics or global health crises. For more information, please see the section titled "*Business — Government Regulation — Healthcare Reform*" included elsewhere in this Annual Report.

Cybersecurity incidents, data breaches, loss or leakage of data and other disruptions or failures of our internal information technology systems, or those of our third-party CROs or other vendors, contractors or consultants could result in the disruption of our development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party CROs, vendors, and other contractors and consultants who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs, vendors and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as data breaches or cybersecurity incidents from inadvertent or intentional actions by our employees, third-party CROs, vendors, contractors, consultants, business partners and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering (including phishing attacks) and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure, or that of our third-party CROs, vendors and other contractors and consultants, or lead to data leakage. Furthermore, the use of artificial intelligence ("AI") technologies by use and third-party vendors can also give rise to cybersecurity risks as well as intellectual property risks, including the disclosure or compromise of our confidential information or other proprietary intellectual property through the use of generative AI tools, or the ability to assert or defend ownership rights in intellectual property created with the use of generative AI tools. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business. The risk of a cybersecurity incident, data breach, or other disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such security threats. Attempts to disrupt or gain unauthorized access to our and our third-party vendors' information systems from malicious third parties or insider threats may incorporate widely varying and frequently changing tactics. The techniques used by cyber criminals change frequently and may be enhanced or facilitated by evolving technologies such as AI. Cyber attacks may not be recognized until launched and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations or hostile foreign governments or agencies. To the extent that any disruption, data breach, or cybersecurity incident were to result in a loss of, or damage to, our data or applications, or those of our third-party CROs, vendors and other contractors and consultants, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or any future therapeutic candidates could be delayed. The costs related to significant cybersecurity incidents, data breaches, or other disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. If the information technology systems of our third-party CROs, vendors and other contractors and consultants become subject to disruptions, data breaches, or cybersecurity incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Further, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts will be sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations.

Like other companies in our industry, we, and our third party vendors, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. Significant breakdowns, data leakages, data breaches, cybersecurity incidents in our systems, or those of our third-party CROs, vendors and other contractors and consultants, or other disruptions may have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, or those of our third-party CROs, vendors and other contractors and consultants, it could result in a material disruption of our programs and the development of our therapeutic candidates could be delayed. In addition, the loss of clinical trial data for ENTR-601-44, ENTR-601-45, ENTR-601-50, ENTR-601-51, ENTR-801, our partnered candidate VX-670 or any other therapeutic candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or those of our third-party CROs, vendors and other contractors and consultants, data breaches, or cybersecurity incidents could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state cybersecurity incident notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

A pandemic, epidemic or outbreak of an infectious disease may materially and adversely affect our business and could cause a disruption to the development of our therapeutic candidates.

Public health crises could adversely impact the global economy and financial markets, and put a significant strain on healthcare resources. Worldwide pandemics may affect our ability to initiate and complete preclinical studies, delay the initiation of our planned clinical trials, disrupt regulatory activities or have other adverse effects on our business, results of operations, financial condition and prospects.

Failure to comply with environmental, health and safety laws and regulations could subject us to fines or penalties or incur costs that could harm our business.

We are subject to numerous foreign, federal, state and local environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources, including any available insurance.

In addition, our leasing and operation of real property may subject us to liability pursuant to certain of these laws or regulations. Under existing U.S. environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.

We could incur significant costs and liabilities which may adversely affect our financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to our facilities or changes to our operating procedures, or injunctions limiting or altering our operations.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any therapeutic candidates for which we obtain regulatory approval. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would market, sell and distribute our therapeutics. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients' rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, the purchase, lease, order, arrangement, or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act or federal civil money penalties;

- the federal civil and criminal false claims laws and civil monetary penalty laws, such as the federal False Claims Act, which impose criminal and civil penalties and authorize civil whistleblower or qui tam actions, against individuals or entities for, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly making, using or causing to be made or used, a false statement of record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The federal False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the federal False Claims Act and to share in any monetary recovery;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH") and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions. In addition, there may be additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts;

- the U.S. federal transparency requirements under the ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners (defined to include physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

- federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs; and

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America's Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the EU General Data Protection Regulation (which became effective on May 25, 2018) ("EU GDPR") and the UK General Data Protection Regulation (which became effective following UK withdrawal from the EU as of January 2021) ("UK GDPR") also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time and resource consuming and can divert a company's attention from the business.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, individual imprisonment, reputational harm, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected. For more information, please see the section titled "*Business — Government Regulation — Healthcare Law and Regulation*" included elsewhere in this Annual Report.

Our employees and independent contractors, including principal investigators, CROs, consultants and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities, (ii) manufacturing standards, including cGMP requirements, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad or (iv) laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

We are subject to certain U.S. and certain foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We may engage in strategic transactions that could impact our liquidity, increase our expenses and present significant distractions to our management.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Legislation or other changes in U.S. tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. For example, the OBBBA was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Changes to tax laws (certain of which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the Internal Revenue Code of 1986, as amended, or the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer's election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders' tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Our ability to use our U.S. net operating loss carryforwards and certain other U.S. tax attributes may be limited.

Our ability to use our U.S. federal and state net operating losses to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our net operating losses.

Under current law, unused U.S. federal net operating losses generated for tax years beginning after December 31, 2017 are not subject to expiration and may be carried forward indefinitely. Such U.S. federal net operating losses generally may not be carried back to prior taxable years, except that, net operating losses generated in 2018, 2019 and 2020 may be carried back to each of the five tax years preceding the tax years of such losses. Additionally, for taxable years beginning after December 31, 2020, the deductibility of such U.S. federal net operating losses is limited to 80% of our taxable income in any future taxable year. In addition, both our current and our future unused U.S. federal net operating losses and tax credits may be subject to limitation under Sections 382 and 383 of the Code, if we undergo an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period. We have determined that such ownership changes have occurred in the past, and we may experience additional ownership changes in the future as a result of shifts in our stock ownership, some of which are outside our control. Our net operating losses and tax credits may also be impaired or restricted under state law. As of

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December 31, 2025, we had U.S. federal net operating loss carryforwards of approximately $178.3 million, and our ability to utilize those net operating loss carryforwards could be limited by an "ownership change" as described above, which could result in increased tax liability to us.

We plan to distribute our technology, biology, execution and financing risks across a wide variety of therapeutic areas, disease states, programs, and technologies. However, our assessment of, and approach to, risk may not be comprehensive or effectively avoid delays or failures in one or more of our programs or modalities. Failures in one or more of our programs or modalities could adversely impact other programs or modalities in our development portfolio and have a material adverse impact on our business, results of operations and ability to fund our business.

We are creating a new category of potential therapeutics, using our proprietary technology, including EEV peptides and other modalities, to improve the lives of patients. We have designed our strategy and operations to realize the full potential value and impact of our technology over a long time horizon across a broad array of human diseases. We have made investments in our platform, infrastructure, and clinical capabilities that have enabled us to establish a development portfolio of several programs in development. As our therapeutic candidates and discovery programs progress, we or others may determine: that certain of our risk allocation decisions were incorrect or insufficient; that we made platform level technology mistakes; that individual programs or our science in general has technology or biology risks that were unknown or underappreciated; that our choices on how to develop our infrastructure to support our scale will result in an inability to manufacture our therapeutics for clinical trials or otherwise impair our manufacturing; or that we have allocated resources in such a way that large investments are not recovered and capital allocation is not subject to rapid re-direction. All of these risks may relate to our current and future programs sharing similar science (including EEV science) and infrastructure, and in the event material decisions in any of these areas turn out to have been incorrect or under-optimized, we may experience a material adverse impact on our business and ability to fund our operations and we may never realize what we believe is the potential of our technology.

While we will attempt to diversify our risks by developing one or more programs in each modality, there are risks that are unique to each modality and risks that are applicable across modalities. These risks may impair our ability to advance one or more of our programs in clinical development, obtain regulatory approval, or ultimately commercialize our programs, or cause us to experience significant delays in doing so, any of which may materially harm our business.

Certain features in our therapeutic candidates, including those related to proteins and oligonucleotides, and their components, may result in foreseen and unforeseen risks that are active across some or all of our modalities. In addition, the biology risk across much of our development portfolio represents targets and pathways not clinically validated by one or more approved drugs. While we believe we have made progress in seeking to reduce biology risk in certain settings, the risk that the targets or pathways that we have selected may not be effective could continue to apply across our current and future programs. Any such portfolio spanning risks, whether known or unknown, if realized in any one of our programs would have a material and adverse effect on our other programs and on our business as a whole.

Successful development of intracellular therapeutics is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Intracellular therapeutics that appear promising in the early phases of development may fail to reach the market for several reasons, including:

- nonclinical or preclinical testing or study results may show our therapeutics to be less effective than desired or to have harmful or problematic side effects or toxicities;

- clinical trial results may show our oligonucleotides to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

- failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical trials, patients dropping out of trials, length of time to achieve trial endpoints, additional time requirements for data analysis, NDA or BLA preparation, discussions with the FDA, a failure to align with the FDA regarding clinical trial endpoints and related approval criteria, an FDA request for additional nonclinical or clinical data, or unexpected safety or manufacturing issues;

- manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make our therapeutics uneconomical; and

- proprietary rights of others and their competing products and technologies that may prevent our therapeutics from being commercialized.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company's current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

Although we assess our banking and customer relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect the Company, the financial institutions with which the Company has credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to, the following:

- Delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;

- Potential or actual breach of statutory, regulatory or contractual obligations, including obligations that require the Company to maintain letters of credit or other credit support arrangements; and

- Termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity, our current and/or planned business operations, and our current or projected financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. For example, a customer may fail to make payments when due, default under their agreements with us, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with us as a customer. In addition, a customer or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on the Company, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. Any customer, collaborator or supplier bankruptcy or insolvency, or the failure of any customer or collaborator to make payments when due, or any breach or default by a customer, collaborator or supplier, or the loss of any significant supplier or collaborator relationships, could result in material losses to the Company and may have a material adverse impact on our business.

The U.S. Congress, the Trump administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

Since the start of the Trump Administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Risks Related to Our Intellectual Property

If we or our collaborators are unable to obtain and maintain patent protection for our therapeutic programs and other proprietary technologies we develop, or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our therapeutic programs and other proprietary technologies we may develop may be adversely affected.

Our success depends in large part on our ability and the abilities of our collaborators to obtain and maintain patent protection in the United States and other countries with respect to our therapeutic programs and other proprietary technologies we may develop. In order to protect our proprietary position, we have filed or intend to file patent applications in the United States and abroad relating to our therapeutic programs and other proprietary technologies we may develop; however, there can be no assurance that any such patent applications will issue as granted patents. If we are unable to obtain or maintain patent protection with respect to our therapeutic programs and other proprietary technologies we may develop, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. In addition, we may rely on third-party collaborators or licensors to file patent applications relating to therapeutic programs or proprietary technology that may be developed or in-licensed. We cannot predict whether the patent applications we are currently pursuing, or that we or our third-party collaborators or licensors may pursue, will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection against competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States, and the patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patent applications may not result in patents being issued which protect our therapeutic programs and other proprietary technologies we may develop or which effectively prevent others from commercializing competitive technologies and products. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. We do not currently have issued patents that cover all of our technology or therapeutic candidates. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. Moreover, even issued patents do not provide us with the right to practice our technology in relation to the commercialization of our therapeutics. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented therapeutic candidates and practicing our proprietary technology. Our issued patents, those that may issue in the future and those that we in-license may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our therapeutic candidates. Furthermore, our competitors may independently develop similar technologies.

Moreover, the claim coverage in a patent application can be significantly reduced before the patent is granted. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our therapeutic programs and other proprietary technology will be

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protectable or remain protected by valid and enforceable patents. For example, we do not currently have any issued patents covering any of our oligonucleotide therapeutic candidates. The extent to which any patents, if and when granted, will cover our therapeutic candidates is uncertain. Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. In addition, given the amount of time required for the development, testing and regulatory review of our therapeutic programs and eventual therapeutic candidates, patents protecting the therapeutic candidates might expire before or shortly after such therapeutic candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our patents may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office ("USPTO") or in other jurisdictions, or become involved in opposition, derivation, revocation, reexamination, post-grant and *inter partes* review, or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our therapeutic programs and other proprietary technologies we may develop and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future therapeutic candidates.

Our rights to develop and commercialize any therapeutic candidates are subject and may in the future be subject, in part, to the terms and conditions of licenses granted to us by third parties. If we fail to comply with our obligations under our current or future intellectual property license agreements or otherwise experience disruptions to our business relationships with our current or any future licensors, we could lose intellectual property rights that are important to our business.

We are and expect to continue to be reliant upon third-party licensors for certain patent and other intellectual property rights that are important or necessary to the development of our therapeutic programs, eventual therapeutic candidates, and proprietary technologies. For example, we currently have a license from OSIF, an affiliate of The Ohio State University ("OSU") to certain patent rights and know-how of OSU. Our license agreement with OSIF imposes, and we expect that any future license agreement will impose, specified diligence, milestone payments, royalty payments, commercialization, development and other obligations on us and require us to meet development timelines, or to exercise diligent or commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. These milestone payments, and other payments associated with the license, will make it less profitable for us to develop and potentially commercialize our therapeutic candidate. If this agreement is terminated, we could lose intellectual property rights that may be important to our business, potentially be liable for damages to the licensor or potentially be prevented from developing and commercializing our therapeutic candidate. Termination of the agreement or reduction or elimination of our rights under the agreement may also potentially result in us being required to negotiate a new or reinstated agreement with less favorable terms, and it is possible that we may be unable to obtain any such additional license at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to spend time and resources to redesign our therapeutic candidate or the method for manufacturing it or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. For more information on the terms of the license agreement with OSIF, please see the section titled "*Business — Intellectual property — License Agreement with The Ohio State University*" and "*Note 10, Commitments and Contingencies*" to our consolidated financial statements included elsewhere in this Annual Report.

Furthermore, our licensors have, or may in the future have, the right to terminate a license if we materially breach the agreement and fail to cure such breach within a specified period or in the event we undergo certain bankruptcy events. In spite of our best efforts, our current or any future licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements. If our license agreements are terminated, we may lose our rights to develop and commercialize therapeutic candidates and technology, lose patent protection, experience significant delays in the development and commercialization of our therapeutic candidates and technology, and incur liability for damages. If these in-licenses are terminated, or if the underlying intellectual property fails to provide the intended exclusivity, our competitors or other third parties could have the freedom to seek regulatory approval of, and to market, products and technologies identical or competitive to ours and we may be required to cease our development and commercialization of certain of our therapeutic candidates and technology. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in

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a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with any therapeutic candidates we may develop and our technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

- the scope of rights granted and obligations imposed under the license agreement and other interpretation-related issues;

- our or our licensors' ability to obtain, maintain and defend intellectual property and to enforce intellectual property rights against third parties;

- the extent to which our technology, therapeutic candidates and processes infringe, misappropriate or otherwise violate the intellectual property of the licensor that is not subject to the license agreement;

- the sublicensing of patent and other intellectual property rights under our license agreements;

- our diligence, development, regulatory, commercialization, financial or other obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, any current or future license agreements to which we are a party, including our license agreement with OSIF, are likely to be, complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our diligence, development, regulatory, commercialization, financial or other obligations under the relevant agreement. In addition, if disputes over intellectual property that we have licensed or any other dispute related to our license agreements prevent or impair our ability to maintain our current license agreements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates and technology. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

License agreements we may enter into in the future may be non-exclusive. Accordingly, third parties may also obtain non-exclusive licenses from such licensors with respect to the intellectual property licensed to us under such license agreements. Accordingly, these license agreements may not provide us with exclusive rights to use such licensed patent and other intellectual property rights, or may not provide us with exclusive rights to use such patent and other intellectual property rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and any therapeutic candidates we may develop in the future.

Moreover, some of our in-licensed patent and other intellectual property rights may in the future be subject to third party interests such as co-ownership. If we are unable to obtain an exclusive license to such third-party co-owners' interest, in such patent and other intellectual property rights, such third-party co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. We or our licensors may need the cooperation of any such co-owners of our licensed patent and other intellectual property rights in order to enforce them against third parties, and such cooperation may not be provided to us or our licensors.

Additionally, we may not have complete control over the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications that we license from third parties. It is possible that our licensors' filing, prosecution and maintenance of the licensed patents and patent applications, enforcement of patents against infringers or defense of such patents against challenges of validity or claims of enforceability may be less vigorous than if we had conducted them ourselves, and accordingly, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business. If our licensors fail to file, prosecute, maintain, enforce and defend such patents and patent applications, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our technology and any therapeutic candidates we may develop that are the subject of such licensed rights could be adversely affected and we may not be able to prevent competitors or other third parties from making, using and selling competing products.

Furthermore, our owned and in-licensed patent rights may be subject to a reservation of rights by one or more third parties, including the U.S. government. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, nontransferable, irrevocable worldwide license to use inventions for any governmental purpose. When new technologies are developed with government funding, in order to secure ownership of patent rights related to the technologies, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. A failure to meet these obligations may lead to a loss of rights or the unenforceability of relevant patents or patent applications. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as march-in rights). If the U.S. government exercised its march-in rights in our current or future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. If the U.S. government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. The U.S. government's rights may also permit it to disclose the funded inventions and technology, which may include our confidential information, to third parties and to exercise march-in rights to use or allow third parties to use the technology that was developed using U.S. government funding. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any of the foregoing could harm our business, financial condition, results of operations and prospects significantly.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, enforcing and defending patents and other intellectual property rights on our technology and any therapeutic candidates we may develop in all jurisdictions throughout the world would be prohibitively expensive, and accordingly, our intellectual property rights in some jurisdictions outside the United States could be less extensive than those in the United States. In some cases, we or our licensors may not be able to obtain patent or other intellectual property protection for certain technology and therapeutic candidates outside the United States. In addition, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors may not be able to obtain issued patents or other intellectual property rights covering any therapeutic candidates we may develop and our technology in all jurisdictions outside the United States and, as a result, may not be able to prevent third parties from practicing our and our licensors' inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Third parties may use our technologies in jurisdictions where we and our licensors have not pursued and obtained patent or other intellectual property protection to develop their own products and, further, may export otherwise infringing, misappropriating or violating products to territories where we have patent or other intellectual property protection, but enforcement is not as strong as that in the United States. These products may compete with any therapeutic candidates we may develop and our technology and our or our licensors' patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Additionally, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain jurisdictions, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patent and other intellectual property rights or marketing of competing products in violation of our intellectual property rights generally. For example, an April 2019 report from the Office of the United States Trade Representative identified a number of countries, including China, Russia, Argentina, Chile and India, where challenges to the procurement and enforcement of patent rights have been reported. Proceedings to enforce our or our licensors' patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent and other intellectual property rights at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate and, if we or our licensors prevail, the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many jurisdictions have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many jurisdictions limit the enforceability of patents against government agencies or government contractors. In these jurisdictions, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Issued patents covering any therapeutic candidates we may develop could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Our owned and licensed patent rights may be subject to priority, validity, inventorship and enforceability disputes. If we or our licensors are unsuccessful in any of these proceedings, such patent rights may be narrowed, invalidated or held unenforceable, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or we may be required to cease the development, manufacture and commercialization of one or more of our therapeutic candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we or one of our licensors initiate legal proceedings against a third party to enforce a patent covering any of any therapeutic candidates we may develop or our technology, the defendant could counterclaim that the patent covering the therapeutic candidate or technology is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Third parties also may raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, interference proceedings, derivation proceedings, post grant review, *inter partes* review and equivalent proceedings such as opposition, invalidation and revocation proceedings in foreign jurisdictions. Such proceedings could result in the revocation or cancellation of or amendment to our patents in such a way that they no longer cover any therapeutic candidates we may develop or our technology or no longer prevent third parties from competing with any therapeutic candidates we may develop or our technology. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a distraction to management and other employees. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which the patent examiner and we or our licensing partners were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our therapeutic candidates or technology. Such a loss of patent protection could have a material adverse effect on our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in patent law in the United States or worldwide could diminish the value of patents in general, thereby impairing our ability to protect any therapeutic candidates we may develop and our technology.

Changes in either the patent laws or interpretation of patent laws in the United States and worldwide, including patent reform legislation such as the Leahy-Smith America Invents Act (the "Leahy-Smith Act"), could increase the uncertainties and costs surrounding the prosecution of any owned or in-licensed patent applications and the maintenance, enforcement or defense of any current in-licensed issued patents and issued patents we may own or in-license in the future. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO-administered post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our in-licensed issued patents and issued patents we may own or in-license in the future, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our therapeutic candidates or (ii) invent any of the inventions claimed in our or our licensor's patents or patent applications.

The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, *inter partes* review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim unpatentable even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to review patentability of our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. As one example, in the case *Assoc. for Molecular Pathology v. Myriad Genetics, Inc.*, the U.S. Supreme Court held that certain claims to DNA molecules are not patentable simply because they have been isolated from surrounding material. Moreover, in 2012, the USPTO issued a guidance memo to patent examiners indicating that process claims directed to a law of nature, a natural phenomenon or a naturally occurring relation or correlation that do not include additional elements or steps that integrate the natural principle into the claimed invention such that the natural principle is practically applied and the claim amounts to significantly more than the natural principle itself should be rejected as directed to patent-ineligible subject matter. Accordingly, in view of the guidance memo, there can be no assurance that claims in our patent rights covering any therapeutic candidates we may develop or our technology will be held by the USPTO or equivalent foreign patent offices or by courts in the United States or in foreign jurisdictions to cover patentable subject matter. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our patent rights and our ability to protect, defend and enforce our patent rights in the future.

If we do not obtain patent term extension and data exclusivity for any therapeutic candidates we may develop, our business may be harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any therapeutic candidates we may develop and our technology, one or more of our U.S. patents that we license or may own in the future may be eligible for limited patent term extension under Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought and within 60 days of FDA approval. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship or ownership of our patent and other intellectual property rights.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our therapeutic candidates or technology. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors' ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of or right to use intellectual property that is important to any therapeutic candidates we may develop or our technology. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for our therapeutic programs and other proprietary technologies we may develop, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. With respect to our EEV Platform and development programs, we consider trade secrets and know-how to be one of our important sources of intellectual property, including our extensive knowledge of oligonucleotide drug delivery techniques and antibody conjugation. Trade secrets and know-how can be difficult to protect. In particular, the trade secrets and know-how in connection with our EEV Platform, development programs and other proprietary technology we may develop may over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel with scientific positions in academic and industry.

We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing our therapeutic candidate. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to our therapeutic programs and other proprietary technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees.

We may not be successful in obtaining necessary rights to any therapeutic candidate we may develop through acquisitions and in-licenses.

We currently own or exclusively license intellectual property rights covering certain aspects of our therapeutic programs. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other intellectual property rights from third parties that we identify as necessary for our therapeutic programs and other proprietary technologies we may develop. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or therapeutic candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Furthermore, any disclosure, either intentional or unintentional, by our employees, consultants or vendors, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Such risk of disclosure can be increased by our use of AI technologies and can result in misappropriation and other security incidents and breached. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violations against us or our collaborators may prevent or delay the development and commercialization of our therapeutic programs and other proprietary technologies we may develop.

Our commercial success depends in part on our ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including *inter partes* review and post-grant review have also been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which we are commercializing or plan to commercialize our therapeutic programs and in which we are developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our therapeutic programs and commercializing activities may give rise to claims of infringement of the patent rights of others. We are aware of third party patents that may cover certain aspects of therapeutic candidates that we are developing or may develop. We cannot assure our stockholders that our therapeutic programs and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our therapeutic programs, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to our planned products. As such, we review third-party patents in the relevant pharmaceutical markets. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe.

In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by us. In this case, the holders of such patents may be able to block our ability to commercialize the infringing products or technologies unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our therapeutic candidate or technologies, which could harm our business significantly. Further, we cannot predict whether any required license would be available at all or whether it would be available on commercially reasonable terms. In the event that we could not obtain a license, we may be unable to further develop our therapeutic candidate and commercialize our product, if approved, which could harm our business significantly. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

Engaging in litigation defending against third parties alleging infringement of patent and other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at our therapeutic candidates.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Third parties, such as a competitor, may infringe our patent rights. In an infringement proceeding, a court may decide that a patent owned by us is invalid or unenforceable or may refuse to stop the other party from using the invention at issue on the grounds that the patent does not cover the technology in question. In addition, our patent rights may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we have proposed to use with our therapeutic candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA or equivalent body. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Furthermore, assertions of potential trademark infringement or possible market confusion may lead to coexistence agreements in order to avoid costly disputes related to our trademarks. As a consequence, we may be forced to amend the list of goods and services covered by our trademarks more narrowly than as originally filed and intended, which could adversely affect our ability to establish name recognition. For example, the description of goods and services for our Entrada trademark was amended twice to settle potential disputes with two other biopharmaceutical companies as part of coexistence agreements. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, domain name or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to our therapeutic candidate or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

- we might not have been the first to make the inventions covered by our current or future patent applications;

- we might not have been the first to file patent applications covering our inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that our current or future patent applications will not lead to issued patents;

- any patent issuing from our current or future patent applications may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; and

- we may choose not to file for patent protection in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

The occurrence of any of these events would have a material adverse effect on our business, financial condition, results of operations and prospects.

We partially depend on intellectual property licensed from third parties, and our licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated or if disputes regarding these licenses arise, we could lose significant rights that are important to our business.

We are dependent, in part, on patents, know-how and proprietary technology licensed from others. Our licenses to such patents, know-how and proprietary technology may not provide exclusive rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our therapeutics in the future. The agreements under which we license patents, know-how and proprietary technology from others are complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

If we fail to comply with obligations under any license agreements, our licensors may have the right to terminate our license, in which event we would not be able to develop or market technology or therapeutic candidates covered by the intellectual property licensed under these agreements. In addition, we may need to obtain additional licenses from our existing licensors and others to advance our research or allow commercialization of therapeutic candidates we may develop. It is possible that we may be unable to obtain any additional licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, therapeutic candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or therapeutic candidates.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize therapeutic candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors' infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves, or may not be conducted in accordance with our best interests.

In addition, the resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our licensors regarding intellectual property subject to a license agreement could include disputes regarding:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our therapeutic candidates and what activities satisfy those diligence obligations; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or therapeutic candidates. As a result, any termination of or disputes over our intellectual property licenses could result in the loss of our ability to develop and commercialize our EEV Platform, or EEV products, or we could lose other significant rights, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

For example, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner, or jointly between us and the third party. If we determine that rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our therapeutic candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our therapeutic candidates or allow our competitors or others the chance to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us.

We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development portfolio through acquisitions and in-licenses.

The success of our business may depend in part on our ability to acquire, in-license or use third-party proprietary rights. For example, our therapeutic candidates may require specific formulations to work effectively and efficiently, we may develop therapeutic candidates containing our compounds and pre-existing pharmaceutical compounds, or we may be required by the FDA or comparable foreign regulatory authorities to provide a companion diagnostic test or tests with our therapeutic candidates, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution's rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our therapeutic candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding the additional therapeutic candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business financial condition, results of operations and prospects could suffer.

We, our collaborators and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs and our failure to comply with them could subject us to potentially significant fines or penalties and otherwise harm our business.

We maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our preclinical studies, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices are often updated or otherwise revised.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state cybersecurity incident notification laws and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. By way of example, at the federal level, HIPAA imposes privacy and security requirements and breach reporting obligations with respect to individually identifiable health information upon "covered entities" (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act ("FTCA"), 15 U.S.C § 45(a). The Federal Trade Commission expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards.

Regulators and legislators in the U.S. are also increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Department of Justice's January 8, 2025, rule on "Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons" prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to countries of concern, including China. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, and may result in exclusion from participation in federal and state programs.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. By way of example, the California Consumer Privacy Act ("CCPA"), which went into effect on January 1, 2020, established a comprehensive privacy framework for covered businesses by creating an expanded definition of personal information, data privacy rights for consumers in the State of California, and special rules on the collection of consumer data from minors. The CCPA also provided for civil penalties for violations of the act, as well as a private right of action for data breaches, which is expected to increase the risk of future data breach litigation. The California Privacy Rights Act ("CPRA") significantly modified the CCPA, imposing additional obligations on companies covered by the legislation, including by creating additional obligations with respect to the processing and storing of personal information and by expanding consumers' rights with respect to certain sensitive information.

Similarly comprehensive privacy laws have been passed in numerous other states, adding additional complexity, variation in requirements, restrictions and potential legal risk, requiring additional investment of resources in compliance programs. The introduction of these laws across the U.S. may impact our strategies and the availability of previously useful data as well as result in increased compliance costs and/or changes in business practices and policies. While these comprehensive consumer state privacy laws incorporate many similar concepts as the CCPA, there are also several key differences in the scope, application, and enforcement of these laws that will change the operational practices of regulated businesses. These comprehensive privacy laws will, among other things, impact how regulated businesses collect and process personal sensitive data, conduct data protection assessments, transfer personal data to affiliates, and respond to consumer rights requests.

Furthermore, in addition to comprehensive privacy laws, certain states have enacted laws which focus on certain specific types of information. For example, Washington's My Health My Data Act, which became effective on March 31, 2024, regulates the collection and sharing of health information and has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. Further, a small number of states, including Texas and Illinois, have passed laws that regulate biometric information. The existence of these laws as well as comprehensive privacy laws in different states in the country make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. State laws are changing rapidly and there have been discussions in the U.S. Congress of a new comprehensive federal data privacy law to which we could become subject, if enacted.

We will be subject to the data protection laws of the EU and UK in relation to personal data we collect from these territories. These laws impose additional obligations and risk upon our business, including substantial expenses and changes to business operations that are required to comply with these laws. The withdrawal of the UK from the EU (Brexit) and the subsequent separation of the data protection regimes of these territories means we are required to comply with separate data protection laws in the EU and UK which may lead to additional compliance costs and could increase our overall risk. The collection, use, storage, disclosure, transfer, and other processing of personal data in the EU is governed by the provisions of the EU GDPR. Following the withdrawal of the UK from the EU, the UK's European Union (Withdrawal) Act 2018 incorporated the EU GDPR into UK law along with the UK GDPR together with the EU GDPR, referred to as the GDPR. Failure to comply with the GDPR, and Member Sates' national data protection laws which may apply to the personal data we collect from the European Economic Area ("EEA") or UK, may result in fines and other administrative penalties, including monetary penalties of up to €20/£17.5 million or 4% of worldwide revenue (whichever is higher). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

The GDPR imposes several requirements relating to processing personal data, including the requirement to provide notice to individuals about personal data processing activities, ensure an appropriate lawful basis and/or conditions applies to the processing of personal data, having data processing agreements with third parties who process personal data, appointing data protection officers, conducting data protection impact assessments for high risk processing, record-keeping, responding to individuals' requests to exercise their rights in respect of their personal data, notification of data breaches to the competent national data protection authority, and the implementation of safeguards to protect the security and confidentiality of personal data. The GDPR also imposes several additional requirements relating to the processing of health and other sensitive data which may require us to obtain consent from the individuals to whom the personal data relates.

The GDPR imposes strict rules on the transfer of personal data out of the EEA/UK to countries not regarded by the European Commission and the UK government as providing adequate protection, or third countries, including the United States. These transfers are prohibited unless an appropriate safeguard specified by data protection laws is implemented, such as the Standard Contractual Clauses ("SCCs"), approved by the European Commission, or a derogation applies. Transfers made pursuant to the SCCs need to be assessed on a case-by-case basis to ensure the law in the recipient country provides "essentially equivalent" protections to safeguard the transferred data. If the standard is not met, businesses will be required to adopt supplementary measures. Further, the EU and United States have adopted its adequacy decision for the EU-U.S. Data Privacy Framework ("Framework"), which entered into force on July 11, 2023. This Framework provides that the protection of personal data transferred between the EU and the United States is comparable to that offered in the EU. This provides a further avenue to ensuring transfers to the United States are carried out in line with GDPR. The UK is not subject to the European Commission's SCCs but the UK Information Commissioner's Office has published the UK's own transfer mechanisms for personal data originating from the UK (the International Data Transfer Agreement and International Data Transfer Addendum (each an "IDTA")), which have been in force since March 21, 2022. The IDTA requires the same case-by-case risk assessment of the transfer. In addition, there has been an extension to the Framework to cover UK transfers to the United States. The Framework could be challenged like its predecessor frameworks. The international transfer obligations under the EEA and UK data protection regimes will require significant effort and cost, and may result in us needing to make strategic considerations around where EEA/UK personal data is located and which service providers we can utilize for the processing of EEA/UK personal data, particularly as the enforcement around GDPR international transfer compliance obligations is currently unclear. The above transfer requirements and other future developments regarding the flow of data across borders could increase the cost and complexity of delivering our services in some markets and may lead to governmental enforcement actions, litigation, fines, and penalties or adverse publicity, which could adversely affect our business and financial position.

Although the UK is regarded as a third country under the EU's GDPR, the European Commission ("EC") has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EU to the UK remain unrestricted. In December 2025, the European Commission adopted a decision to extend the validity of the UK adequacy decision for six years until December 2031, determining that the UK continues to offer a level of data protection that is "essentially equivalent" to the EU standards. This follows the UK's adoption of the Data (Use and Access) Act 2025 (the "DUAA") on 19 June 2025. Like the EU GDPR, the UK GDPR restricts personal data transfers outside the UK to countries not regarded by the UK as providing adequate protection. The UK Government has confirmed that personal data transfers from the UK to the EEA remain free flowing. The respective provisions and enforcement of the EU GDPR and UK GDPR may further diverge in the future and create additional regulatory challenges and uncertainties. This lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, complexity and cost to our handling of personal data and our privacy and data security compliance programs and could require us to implement different compliance measures for the UK and the EEA.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process. We may be required to modify our data processing practices and policies, put in place additional compliance mechanisms, and utilize management's time and/or divert resources from other initiatives and projects to ensure compliance with new data protection rules. Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

The use of new and evolving technologies, such as AI, in our offerings may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential information, proprietary information and personal information, and as a result we may be exposed to reputational harm and liability.

We, and our third-party vendors, continue to build and integrate AI into our offerings, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. Use of this technology could pose cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational and other risks and challenges that could affect our business. Specifically, risks related to accuracy, bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks (including model poisoning or data poisoning), surveillance, data leakage, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may also experience brand or reputational harm, competitive harm or legal liability.

A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of artificial intelligence, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of artificial intelligence and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For example, the EU began implementing the Artificial Intelligence Act (the "AI Act") on August 1, 2024, with a significant part of the law scheduled to come into effect in August 2026. As currently enacted, the AI Act, which may be amended as part of the EU's Digital Omnibus, imposes significant obligations on providers and deployers of high risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. The scope of requirements depends on judicial interpretations and forthcoming legislative amendments, and non-compliance can lead to significant fines.

In the U.S., the regulatory environment for AI is complex and uncertain. Over the past year, states have advanced, and in some cases passed, dozens of laws focusing on AI governance and regulation, including on deployment of AI in healthcare settings. In addition, various federal regulators have issued guidance and focused enforcement efforts on the use of AI in regulated sectors. If we develop or use AI systems that are governed by these laws or regulations, we will need to meet higher standards of data quality, transparency, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance. At the federal level, the Trump Administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on "Ensuring a National Policy Framework for Artificial Intelligence." So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts.

The rapid evolution of AI will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The use of certain AI technology can give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of artificial intelligence tools.

Our vendors may in turn incorporate AI tools into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Additionally, the hardware, software, data and cloud computing platforms that we rely on, including, for example, the large language models leveraged in our AI systems, may not continue to be available at reasonable prices, on commercially reasonable terms or at all. Any loss of the right to use any of these hardware, software, data or cloud computing platforms could significantly increase our expenses and disrupt or otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our services, and no assurance can be provided that such equivalent technology would be developed or obtained in a timely manner or at all. Moreover, as a result of the increasing use and deployment of AI technologies, infrastructure capacity requirements, including network capacity and, computing power and energy requirements, may increase which could lead to an increase in serve interruptions we experience.

Use of open source software could impose limitations on us that may adversely affect our business.

Should use of open source software be necessary for commercialization of our therapeutic candidates, such use could impose limitations on our ability to commercialize. As a result, as we seek to use our platform in connection with commercially available products, we may be required to license software under different license terms, which may not be possible on commercially reasonable terms, if at all. If we are unable to license software components on terms that permit its use for commercial purposes, we may be required to replace those software components, which could result in delays, additional cost and additional regulatory approvals.

Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the software code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software to the public. This could allow our competitors to create similar products with lower development effort and time, and ultimately could result in a loss of product sales for us. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that those licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our therapeutic candidates. We could be required to seek licenses from third parties in order to continue offering our therapeutic candidates, to re-engineer our therapeutic candidates or to discontinue the sale of our therapeutic candidates in the event re-engineering cannot be accomplished on a timely basis, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor or other third party will discover our trade secrets or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on certain third parties to manufacture all or part of our drug product and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our product engine and development portfolio, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements and other similar agreements with our collaborators, advisors, employees, consultants and contractors prior to beginning research or disclosing any proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's or other third party's discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may harm our business, financial condition, results of operations and prospects.

Rights to improvements to our therapeutic candidates may be held by third parties.

In the course of testing our therapeutic candidates, we may enter into agreements with third parties to conduct clinical testing, which may provide that improvements to our therapeutic candidates may be owned solely by a party or jointly between the parties. If we determine that rights to such improvements owned solely by a third party are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing the therapeutic candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, thereby giving our competitors and other third parties access to the same technologies licensed to us. Failure to obtain a license on commercially reasonable terms or at all, or to obtain an exclusive license, could prevent us from commercializing our therapeutic candidates or force us to cease some of our business operations, which could materially harm our business. If we determine that rights to improvements jointly owned between us and a third party are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain an exclusive license from such third party. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such improvements, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, in addition to our employees, we engage the services of consultants to assist us in the development of our therapeutic candidate, and other proprietary technologies. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Risks Related to Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will be sustained for our common stock and as a result it may be difficult for our stockholders to sell their shares of our common stock.

Although our common stock is listed on the Nasdaq Global Market, an active trading market for our common stock may not be sustained. If a market for our common stock is not sustained, it may be difficult for our stockholders to sell their shares at the time they wish to sell them or at a price that they consider reasonable. The lack of a sustained active market may also reduce the fair market value of our stockholders' shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

Recent volatility in capital markets and lower market prices for many securities may affect our ability to access new capital through sales of shares of our common stock or issuance of indebtedness, which may harm our liquidity, limit

our ability to grow our business, pursue acquisitions or improve our operating infrastructure and restrict our ability to compete in our markets.

Our operations consume substantial amounts of cash, and we intend to continue to make significant investments to support our strategic goals, including near-term value creation and workforce capability evolution, respond to business challenges or opportunities, develop new solutions, improve our existing solutions, enhance our operating infrastructure, and potentially acquire complementary businesses and technologies. Our future capital requirements may be significantly different from our current estimates and will depend on many factors, including the need to:

- finance unanticipated working capital requirements;

- develop or enhance our technological infrastructure and our existing solutions;

- pursue acquisitions or other strategic relationships; and

- respond to competitive pressures.

Accordingly, we may need to pursue equity or debt financings to meet our capital needs. With uncertainty in the capital markets and other factors, such financing may not be available on terms favorable to us or at all. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve additional restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us, we could face significant limitations on our ability to invest in our operations and otherwise suffer harm to our business.

The market price of our common stock may be volatile, and investors could lose all or part of their investment.

The trading price of our common stock is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this Annual Report, these factors include:

- the timing and results of INDs, preclinical studies and clinical trials of our therapeutic candidates or those of our competitors;

- the success of competitive products or announcements by potential competitors of their product development efforts;

- our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

- any delay in our regulatory filings for our therapeutic candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings;

- adverse developments concerning our potential future in-house manufacturing facilities or CMOs;

- regulatory actions with respect to our therapeutics or therapeutic candidates or our competitors' products or therapeutic candidates;

- actual or anticipated changes in our growth rate relative to our competitors;

- the size and growth of our initial target markets;

- unanticipated serious safety concerns related to the use of our therapeutic candidates;

- regulatory or legal developments in the U.S. and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- significant lawsuits, including patent or stockholder litigation;

- publication of research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- the recruitment or departure of key personnel;

- announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- market conditions in the pharmaceutical and biotechnology sector;

- changes in the structure of healthcare payment systems;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders or our other stockholders;

- expiration of market stand-off or lock-up agreements;

- the impact of any natural disasters or public health emergencies;

- general macroeconomic, geopolitical, industry and market conditions such as recessions, interest rates, fuel prices, foreign currency fluctuations, tariffs (including tariffs that have been or may in the future be imposed by the United States or other countries), sanctions, trade protection measures or other trade barriers (including further legislation or actions taken by the United States or other countries that restrict trade), social, political and economic risks and military acts of war or terrorism; and

- other events or factors, many of which are beyond our control.

The realization of any of the above risks or any of a broad range of other risks, including those described in this "Risk factors" section, could have a dramatic and adverse impact on the market price of our common stock.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business or our market. In the event that one or more of the analysts who covers us issues adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Increased attention to, and evolving expectations for, environmental, climate change, social, and governance ("ESG") initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors have increasingly focused on ESG practices and have placed increasing importance on the non-financial impacts of their investments. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of the Company, such initiatives may be costly and may not have the desired effect. Moreover, we may not be able to successfully complete such initiatives due to factors that are within or outside of our control. Even if this is not the case, our actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG efforts, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. In addition, in recent years "anti-ESG" sentiment has gained momentum across the United States, with several states and Congress having proposed or enacted "anti-ESG" policies, legislation, or initiatives or issued related legal opinions, and the President having recently issued an executive order opposing diversity equity and inclusion ("DEI") initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions, and scrutiny could result in us facing additional compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. Therefore, to the extent we take actions that are seen as positive to some investors, other investors may take issue with such actions or face regulatory pressure to refrain from investing in, or divest from, our business. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, which may adversely impact our operations.

In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has issued rules that require companies to provide significantly expanded climate-related disclosures in their periodic reporting. The new climate disclosure rules were the subject of multiple legal challenges, and the SEC voluntarily stayed the climate disclosure rules pending the completion of judicial review. Therefore, it is unknown whether the new rules will go into effect and if they do, whether there will be significant changes. If the new rules go into effect and are not substantially different than the rules adopted by the SEC, we may be required to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. Even if the SEC rules are not adopted, states or ex-U.S. jurisdictions in which we currently or may in the future operate may also have or adopt ESG or climate-related disclosure rules requiring similar or broader disclosure obligations. These and other changes in stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, our business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Unstable market and global economic conditions, political instability and geopolitical events may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. For example, inflation generally affects us by increasing our employee-related costs and clinical trial expenses, as well as other operating expenses. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our business could also be impacted by volatility caused by geopolitical events within the United States and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as changes in the U.S. federal policy that affect the geopolitical landscape and ongoing military conflicts. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. Additionally, changes to policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. For example, on October 1, 2025, the U.S. federal government shutdown through November 12, 2025, suspending services deemed non-essential as a result of the failure by Congress to enact regular appropriations for the 2026 fiscal year. If we experience another prolonged government shutdown, it could result in increased uncertainty and volatility in the global economy and financial markets which could have a material adverse effect on our business. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse event on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget. For example, the BIOSECURE Act, signed into law as part of the recently-enacted NDAA, may restrict the ability of U.S. biopharmaceutical companies to purchase services or products from, or otherwise collaborate with, certain Chinese biotechnology companies of concern without losing the ability to contract with, or otherwise receive funding from, the U.S. government. We continue to assess the legislation as it develops to determine whether it could have an effect on our contractual relationships. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. To the extent that our profitability and strategies are negatively affected by downturns or volatility in general economic conditions, our business and results of operations may be materially adversely affected.

Our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Our business is affected by macroeconomic conditions, including rising inflation, tariffs, interest rates and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates, tariffs and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. Recent supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase our business costs, our ability to develop our current pipeline and new therapeutic products may be negatively affected. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations. Similarly, these macroeconomic factors could affect the ability of our third-party suppliers and manufacturers to manufacture clinical trial materials for our product candidates.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 66% of our outstanding voting stock as of December 31, 2025. These stockholders, acting together, may be able to impact matters requiring stockholder approval. For example, they may be able to impact elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that investors may feel are in their best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with each investor's interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our 2021 Plan and 2025 Inducement Equity Plan, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, supporting commercialization efforts, expanding research and development activities for key preclinical programs and covering costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock.

Pursuant to our 2021 Stock Option and Incentive Plan (the "2021 Plan"), our management is authorized to grant stock options to our employees, directors and consultants. Additionally, pursuant to our 2025 Inducement Equity Plan (the "2025 Inducement Plan"), our board of directors or compensation committee of the board of directors are authorized to grant equity awards to induce highly qualified prospective employees who are not currently employed by the Company to accept employment with the Company. If the number of shares reserved under our 2021 Plan and/or the 2025 Inducement Plan is increased pursuant to the terms of the 2021 Plan and the 2025 Inducement Plan, as applicable, our stockholders may experience additional dilution, which could cause our stock price to fall.

Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or therapeutic candidates.

We do not have any committed external source of funds or other support for our development and commercialization efforts, and we cannot be certain that additional funding will be available on acceptable terms, or at all.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders' ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. Any future debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, selling or licensing our assets, making capital expenditures, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

As a result of our recurring losses from operations and recurring negative cash flows from operations, there is uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively. If we raise additional funds through future collaborations, licenses and other similar arrangements, we may have to relinquish valuable rights to our future revenue streams, research programs, therapeutic candidates or EEV Platform, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market therapeutic candidates that we would otherwise prefer to develop and market ourselves. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

We are an "emerging growth company" and a smaller reporting company and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in our periodic reports;

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act");

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our Fourth Amended and Restated Certificate of Incorporation, as amended ("Charter"), and our Amended and Restated Bylaws ("Bylaws") contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include, among other things:

- a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

- a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

- a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

- advance notice requirements for stockholder proposals and nominations for election to our board of directors;

- a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

- a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action;

- a requirement of approval by the affirmative vote of a majority of the outstanding shares of our voting stock to amend or repeal specified provisions of our certificate of incorporation, and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class, at a duly constituted meeting of stockholders called expressly for such purpose; and

- the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, Section 203 of the General Corporation Law of the State of Delaware ("DGCL") prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our Charter, our Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our Bylaws designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Bylaws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein ("Delaware Forum Provision"). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act ("Federal Forum Provision"). In addition, our Bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our Bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our Bylaws may limit our stockholders' ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

General Risk Factors

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to related compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel devote and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage, particularly in light of recent cost increases related to coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, as a public company, we are required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we became a public company, we are required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we may be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employment benefits liability, business automobile, workers' compensation, and directors' and officers', employment practices and fiduciary liability insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

Disruptions at the FDA, the SEC and other U.S. government agencies caused by reduction in staffing, funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

Federal agencies in the U.S., including the FDA, the SEC and other comparable regulatory authorities, operate pursuant to annual appropriations and other political and budgetary processes, and may from time to time be subject to continuing resolutions, funding lapses, or other fiscal restraints. The FDA is currently funded through September 30, 2026. The ability of the FDA and other comparable regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA's or other comparable regulatory authorities' ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's or other comparable regulatory authorities' ability to perform routine functions. Average review times at the FDA and other comparable regulatory authorities have fluctuated in recent years and may continue to fluctuate as a result of these factors. In addition, government funding of the SEC and other U.S. government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable. For example, the Trump Administration has issued executive orders seeking to greatly reduce the size of the federal workforce, including through layoffs and severance packages offered to employees of federal agencies within the executive branch and independent agencies, including the FDA. Any such reduction in personnel may result in longer review times by the FDA and other agencies.

Disruptions and personnel turnover, as a result of leadership changes, staff reductions or otherwise at the FDA, the SEC and other agencies may also slow the time necessary for new drugs and biologics or modifications to approved drugs and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. Changes and cuts in FDA staffing have been reported by some in the pharmaceutical industry as creating instances of delays in the FDA's responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

Over the last several years, including from October 1, 2025 to November 12, 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs again, or a widespread freeze on federal funding occurs in the future or if global health concerns or staffing changes prevent the FDA, the SEC or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, including formal and informal interactions with product developers, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our future regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns and/or substantial leadership, personnel, and policy changes at the SEC could impact our business be delaying review of our public filings, which in turn could delay our frustrate our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations or delay the review or effectiveness of required regulatory or securities filings.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

As part of our overall risk management process, we have established a cybersecurity risk management program for assessing, identifying, and managing risks from cybersecurity threats. Our cybersecurity risk management program is informed by recognized industry standards and frameworks and incorporates elements of the same, including elements of the National Institute of Standards and Technology ("NIST") Cybersecurity Framework and the Federal Information Processing Standards ("FIPS") Publication.

Our cybersecurity risk management program includes a control framework and operations that utilizes tools and processes designed to prevent, detect, and analyze current and emerging cybersecurity threats, and we maintain plans and strategies to address any cybersecurity threats and incidents. These tools and processes include, but are not limited to, periodic cybersecurity risk assessments and vulnerability analyses, as well as monitoring for critical risks from cybersecurity threats using automated tools. Personnel at all levels and departments are made aware of our cybersecurity policies through participation in cybersecurity risk awareness trainings during onboarding and on an annual basis thereafter.

As necessary and appropriate, we engage consultants, or other third parties, in connection with our cybersecurity risk assessment processes. These service providers assist us in designing and implementing cybersecurity procedures, as well as in monitoring and testing the effectiveness of our cybersecurity safeguards. For example, we engage these vendors to conduct annual risk assessments, including internal and external penetration testing, to identify cybersecurity threats, as well as to perform cybersecurity risk assessments in the event of substantial changes to our business practices that may affect our information systems. These cybersecurity risk assessments are designed to include identification of reasonably foreseeable internal and external cybersecurity risks, analysis on the likelihood and potential damage that could result from such risks, and feedback on the sufficiency of our existing procedures, systems, and safeguards to mitigate such cybersecurity risks.

As part of our cybersecurity risk management program, we maintain processes related to third-party vendor cybersecurity risk management. As appropriate, we contractually require certain third-parties to certify that they have the ability to implement and maintain appropriate cybersecurity measures, consistent with applicable laws, and to promptly report any suspected cybersecurity incidents that may affect our company or our data.

We face a number of cybersecurity risks in connection with our business. Although risks from cybersecurity threats have to date not materially affected us, and we do not believe they are reasonably likely to materially affect us, our business strategy, results of operations or financial condition, we have, from time to time, experienced threats and security incidents relating to our and our third party vendors' information systems. For more information, please refer to Item 1A, "Risk Factors," in this Annual Report.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors has delegated this cybersecurity risk management oversight function to our audit committee. Under the purview of our audit committee, our President and Chief Operating Officer, Chief Financial Officer ("CFO"), General Counsel and Vice President of Quality (collectively, the "Risk and Compliance Committee") are primarily responsible for assessing, managing and mitigating our critical risks from cybersecurity threats. Our Head of Information Technology ("IT"), who reports directly to our CFO, has primary responsibility for the day-to-day management of our cybersecurity risk management program. The individual currently operating as our Head of IT possesses over 20 years of experience with information technology and cybersecurity risk management programs. Our Head of IT's responsibilities, with support from our internal IT team and external IT consultants, include assessing, monitoring, and managing our cybersecurity risks.

Our Head of IT periodically reports to our CFO on matters relating to our overall cybersecurity risk management program and, in the event of a cybersecurity incident, reports directly to our entire Risk and Compliance Committee. The CFO reports on the cybersecurity risk management program to the other members of our Risk and Compliance Committee and, alongside our General Counsel, provides quarterly cybersecurity risk management briefings to the audit committee, including discussion of cybersecurity risks, that include any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and other matters relevant to our overall cybersecurity risk management. Our audit committee provides quarterly updates, as appropriate, on the cybersecurity risk management program, to our full board of directors.

Item 2. Properties

Our corporate headquarters are located in Boston, Massachusetts, where we lease a facility containing approximately 81,229 square feet of office, research and development and laboratory space. The lease expires in February 2033, subject to an option to extend the lease for five additional years.

We believe our facilities are adequate and suitable for our current needs and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings

From time to time, claims are made against the Company in the ordinary course of business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties, and unfavorable outcomes could occur. In the opinion of management, the resolution of these matters, if any, will not have a material adverse impact on the Company's financial position or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has traded on the Nasdaq Global Market under the symbol "TRDA" since October 29, 2021. Prior to that date, there was no public trading market for our common stock.

Holders of Our Common Stock

As of February 19, 2026, there were approximately 12 stockholders of record of our common stock. The actual number of stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 5 of Form 10-K regarding equity compensation plans is incorporated herein by reference to Item 12 of Part III of this Annual Report.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer or Affiliated Purchasers

None.

Item 6. Reserved

Not Applicable.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K ("Annual Report"). Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report, our actual results could differ materially from the results described in, or implied by, the forward-looking statements contained in the following discussion and analysis. You should carefully read the "Cautionary Note Regarding Forward Looking Statements" and "Risk Factors" sections of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biopharmaceutical company aiming to transform the lives of patients by establishing a new class of medicines that engage intracellular targets that have long been considered inaccessible. Through proprietary, versatile and modular approaches, we are advancing a robust development portfolio of genetic medicines for the potential treatment of neuromuscular and inherited retinal diseases, among others. In 2026, we expect to progress our ENTR-601-44 and ENTR-601-45 clinical trials, an EU filing for the ENTR-601-50 clinical trial, and regulatory submissions for ENTR-601-51. In addition, our VX-670 partnership with Vertex Pharmaceuticals Incorporated ("Vertex") continues to progress, with dosing completion anticipated in mid-2026. We anticipate reporting on the results of two cohorts of patient data from our ENTR-601-44 program, and one from our ENTR-601-45 program during 2026. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $295.7 million. Based on our current operating plans, we believe that our cash, cash equivalents and marketable securities as of December 31, 2025 will be sufficient to fund our operations into the third quarter of 2027.

Components of Our Results of Operations

Revenue

Substantially all of our revenue to date has been derived from the Vertex Agreement. We do not expect to generate any revenue from the sale of products unless and until such time that our product candidates have advanced through clinical development and regulatory approval, if ever. If our development efforts for our therapeutic candidates are successful and result in regulatory approval or we successfully enter into collaboration or license arrangements with third parties, we may generate revenue in the future from product sales, payments from collaboration or license arrangements including those that we may enter into with third parties, or any combination thereof.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our programs. These expenses include:

- personnel-related expenses, including salaries, related benefits and stock-based compensation expense for individuals engaged in research and development functions;

- expenses incurred in connection with our research programs and development of our therapeutic candidates and research programs, including under agreements with third parties, such as consultants, contractors and CROs to conduct preclinical studies and clinical trials;

- the cost of developing and validating our manufacturing process for use in our preclinical studies and potential future clinical trials, including the cost of raw materials used in our research and development activities and engaging with third party CMOs;

- costs incurred in connection with the performance of research and development activities under the Vertex Agreement;

- the cost of laboratory supplies and research materials;

- the costs of payments made under third-party licensing agreements and related future payments should certain development and regulatory milestones be achieved; and

- facilities, depreciation and other direct and allocated expenses, including rent and other operating costs, incurred as a result of our research and development activities.

We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered. Upfront payments under license agreements are expensed upon receipt of the license and annual maintenance fees under license agreements are expensed in the period in which they are incurred. Milestone payments under license agreements are accrued, with a corresponding expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Our research and development costs are primarily devoted to supporting our neuromuscular program development and platform discovery efforts. Our direct external research and development expenses consist primarily of fees paid to outside consultants, CROs, CMOs and research laboratories in connection with our process development, manufacturing and clinical development activities. Our direct external research and development expenses also include fees incurred under license and intellectual property purchase agreements. We track these external research and development costs on a program-by-program basis as we identify specific programs and product candidates to advance into clinical development.

We do not allocate employee costs, costs associated with our development efforts and facilities, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources and third-party consultants primarily to conduct our research and development activities as well as for managing our process development, manufacturing and clinical development activities.

Therapeutic candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our platform development efforts and planned preclinical and clinical development activities in the near term and in the future. We expect that the research and development expenses of our programs will increase in the near term as we initiate and conduct clinical trials as well as investigational new drug (CTA/IND)-enabling activities for our therapeutic candidates. Therefore, we cannot reasonably estimate or know the nature, timing, and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our therapeutic candidates. The successful development of our therapeutic candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development, including the following:

- the scope, timing, rate of progress and expenses of our ongoing and potential future research activities, including preclinical and IND-enabling studies, clinical trials and other research and development activities we decide to pursue;

- the successful initiation, enrollment and completion of clinical trials under current good clinical practices;

- the timing of filing and acceptance of INDs or comparable foreign applications that allow commencement of future clinical trials for our therapeutic candidates;

- whether our therapeutic candidates show safety and efficacy in our clinical trials and an acceptable risk-benefit profile in the intended populations;

- our ability to hire and retain key research and development personnel;

- our ability to successfully develop, obtain regulatory and marketing approvals of our therapeutic candidates for the expected indications and patient populations;

- our ability to establish and maintain agreements with third-party manufacturers for clinical supply for our clinical trials and commercial manufacturing, if our therapeutic candidates are approved;

- commercializing therapeutic candidates, if and when approved, whether alone or in collaboration with others;

- our ability to maintain a continued acceptable safety, tolerability and efficacy profile of our therapeutic candidates following approval;

- our ability to establish new licensing or collaboration arrangements to support our potential therapeutic candidates on favorable business terms;

- any decisions we make to discontinue, delay or modify our programs to focus on others;

- obtaining, maintaining, protecting and enforcing patent and trade secret protection and regulatory exclusivity for our therapeutic candidates; and

- obtaining and maintaining adequate coverage and reimbursement from third party payors.

A change in the outcome of any of these variables with respect to the development of any of our therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate. We may never succeed in obtaining regulatory approval for any of our therapeutic candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, corporate and business development, human resources and other administrative functions. General and administrative expenses also include: legal fees relating to intellectual property and corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; travel expenses; information technology expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount and expand our facilities to support our continued research activities and development of our programs and EEV Platform. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance and investor and public relations expenses associated with operating as a public company.

Interest and Other Income

Interest and other income (expense) consists primarily of interest earned on our invested cash equivalents and marketable securities.

Income Taxes

The Company recorded income tax expense of $0.9 million for both the year ended December 31, 2025 and the year ended December 31, 2024. The income tax expense recorded for the year ended December 31, 2025 was primarily driven by adjustments made upon the finalization of tax returns. The income tax expense recorded for the year ended December 31, 2024 was primarily driven by the current tax liability associated with the $75.0 million payment for the achievement of the clinical advancement milestone for VX-670 and $1.7 million in related interest owed to taxing authorities pursuant to Section 453A. For additional details about the current year tax provision, refer to Note 9, *Income Taxes*, to the consolidated financial statements appearing elsewhere in this Annual Report.

As of December 31, 2025, we had federal net operating loss carryforwards of $178.3 million, which may be available to offset future taxable income. None of our federal net operating loss carryforwards will expire, but all are limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2025, we had state net operating loss carryforwards of $192.9 million, which may be available to offset future taxable income and expire at various dates beginning in 2036. As of December 31, 2025, we also had federal and state research and development tax credit carryforwards of $9.6 million and $5.3 million, respectively, which may be available to reduce future tax liabilities and expire at various dates beginning in 2039 and 2035, respectively.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of our consolidated financial statements and related disclosures requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2, *Summary of Significant Accounting Policies*, to the consolidated financial statements appearing elsewhere in this Annual Report, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Substantially all of our revenue to date has been generated from the Vertex Agreement. We account for revenue pursuant to ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). For additional details regarding our associated accounting policies of ASC 606, refer to Notes 2, *Summary of Significant Accounting Policies,* and 12, *Collaboration and License Agreements*, to the consolidated financial statements appearing elsewhere in this Annual Report.

As part of the process of preparing our consolidated financial statements, we are required to make the following significant judgments and estimates to determine amounts to be recognized in collaboration revenue.

The Company recognizes revenue as research and development services are provided using an input method, according to the costs incurred as related to the respective research services and the costs expected to be incurred in the future to satisfy the performance obligations. The Company regularly evaluates and, when necessary, updates the costs associated with the remaining effort pursuant to the performance obligations under the Vertex Agreement. The Company completed its research plan activities for VX-670 during 2025.

The Company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to a customer. The Company determines the amount of variable consideration by using the expected value method or the most likely amount method. The Company includes the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint, and if necessary, adjusts its estimate of the overall transaction price.

Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically corroborate the accuracy of these estimates with the service providers and make adjustments, as necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:

- vendors in connection with discovery and preclinical development activities;

- CROs in connection with the ELEVATE clinical studies; and

- third-party manufacturers in connection with the development and scale up activities and the production of materials.

We base the expense recorded related to contract research and manufacturing on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple service providers that conduct services and supply materials. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. In accruing service fees, we estimate the time period over which services were performed and the level of effort expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. We record these as prepaid expenses on our consolidated balance sheets.

Stock-Based Compensation

We account for all stock-based compensation awards granted as stock-based compensation expense at fair value in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation* (ASC 718). Our stock-based payments include stock options, restricted stock units ("RSUs"), and performance stock units ("PSUs"). We estimate the fair value of stock options granted using the Black-Scholes option-pricing model ("Black-Scholes") for stock option grants to both employees and non-employees. The fair value of the Company's common stock is used to determine the fair value of RSUs and PSUs. The Company's stock-based compensation awards are subject to service-based vesting conditions. Compensation expense related to stock option awards and RSUs awards with only service-based vesting is recognized over the requisite service period, which is generally the vesting period, on a straight-line basis. For PSUs, which also contain performance based vesting criteria, we recognize stock-based compensation expense over the requisite service period using the accelerated attribution method once achievement is probable. Stock-based compensation expense is classified in the accompanying consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected share price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. We determine the fair market value of our common stock using the closing price of our common stock as reported on the Nasdaq Global Market on the date of grant.

Recently Issued Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies*, in the notes to our consolidated financial statements included elsewhere in this Annual Report for a description of recent accounting pronouncements applicable to our business.

Results of Operations

Comparison of the years ended December 31, 2025 and 2024

(in thousands)	Year ended December 31,		Change
	2025	2024	
Collaboration revenue	$ 25,421	$ 210,782	$ (185,361)
Operating expenses:			
Research and development	142,269	125,306	16,963
General and administrative	41,050	38,465	2,585
Total operating expenses	183,319	163,771	19,548
(Loss) income from operations	(157,898)	47,011	(204,909)
Other income:			
Interest and other income	15,072	19,474	(4,402)
Total other income	15,072	19,474	(4,402)
(Loss) income before provision for income taxes	$ (142,826)	$ 66,485	$ (209,311)
Provision for income taxes	924	859	65
Net (loss) income	$ (143,750)	$ 65,626	$ (209,376)

Collaboration Revenue

Collaboration revenue was $25.4 million for the year ended December 31, 2025 and $210.8 million for the year ended December 31, 2024. The decrease of $185.4 million was primarily a result of fewer costs incurred for VX-670 during the year ended December 31, 2025 as compared to the year ended December 31, 2024, as we substantially completed our research plan activities for VX-670 during the first quarter of 2025.

Research and Development Expenses

116

(in thousands)	Year ended December 31,					Change	
	2025			2024			
Direct research and development expenses							
ENTR-601-44	$	24,340	$		13,109	$	11,231
ENTR-601-45		16,772			8,584		8,188
ENTR-601-50		7,694			10,851		(3,157)
ENTR-601-51		8,622			1,345		7,277
Collaboration services		2,463			12,074		(9,611)
Ocular programs		1,962			2,960		(998)
Other preclinical and discovery		2,672			4,966		(2,294)
Unallocated research and development expenses							
Personnel related (including stock-based compensation)		48,246			41,762		6,484
Facility related and other		29,498			29,655		(157)
Total research and development expenses	$	142,269	$		125,306	$	16,963

Research and development expenses were $142.3 million for the year ended December 31, 2025, compared to $125.3 million for the year ended December 31, 2024. The increase of $17.0 million in research and development expenses was primarily attributable to:

- an increase of $10.7 million in direct research and development expenses, driven by additional costs incurred related to the progress of our Duchenne programs, partially offset by fewer costs incurred related to our collaboration with Vertex; and

- an increase of $6.3 million in unallocated research and development expenses driven by an increase in personnel costs of 6.5 million and a decrease in facilities related costs of 0.2 million. Personnel costs are inclusive of stock-based compensation expense of $8.7 million and $7.8 million for the years ended December 31, 2025 and 2024, respectively.

We expect that our research and development expenses will increase as we advance ENTR-601-44 and ENTR-601-45 through clinical trials, ENTR-601-50 into clinical trials, ENTR-601-51 and our ocular programs through preclinical development and into clinical trials, and continue to perform discovery work for future product candidates.

General and Administrative Expenses

General and administrative expenses for the year ended December 31, 2025 were $41.1 million, compared to $38.5 million for the year ended December 31, 2024. The increase of $2.6 million was primarily attributable to an increase in professional services to support our growth, as well as an increase in personnel-related costs, inclusive of stock-based compensation expense of $10.9 million and $10.1 million for the years ended December 31, 2025 and 2024, respectively.

Interest and Other Income

Total interest and other income was $15.1 million for the year ended December 31, 2025, compared to $19.5 million of interest and other income for the year ended December 31, 2024. The decrease was driven by changes in interest earned from debt securities and money market funds as well as a decrease in the amount of marketable securities held.

117

Liquidity and Capital Resources

Overview

Since our inception, we have devoted substantially all our resources to research and development efforts relating to our EEV Platform, advancing development of our portfolio of programs and general and administrative support for those operations, including raising capital.

Since our inception, we have incurred significant net losses. As of December 31, 2025, we had an accumulated deficit of $273.1 million. Other than the recognition of revenue related to collaboration payments, we expect to continue to generate operating losses and negative operating cash flows for the foreseeable future as we advance our platform and therapeutic candidates. We will not generate any revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more therapeutic candidates, if ever. If we obtain regulatory approval for any therapeutic candidates, we expect to incur significant expenses related to developing our internal commercialization capability to support product sales, marketing and distribution.

Furthermore, we expect to continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy, as we advance therapeutic candidates through preclinical and, if successful, into clinical development, seek regulatory approval, prepare for and, if any therapeutic candidates are approved, proceed to commercialization and operate as a public company. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions.

If we are unable to obtain funding, we will be forced to delay, reduce, or eliminate some or all of our research and development programs, product portfolio expansion and ultimate commercialization efforts, which would adversely affect our business prospects, or we may be unable to continue operations. Although we continue to pursue these plans, we may not be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all.

Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we can generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of December 31, 2025, we had cash, cash equivalents and marketable securities of $295.7 million. Based on our current operating plans, we believe that our cash, cash equivalents and marketable securities as of December 31, 2025 will be sufficient to fund our operations into the third quarter of 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point we will need to raise additional capital, which cannot be assured.

Sources of Liquidity

Since our inception, we have raised over $850.0 million of gross proceeds from sales of stock to leading biotechnology investors and from the Vertex Agreement. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $295.7 million.

In June 2024, we entered into a securities purchase agreement with a limited number of investors relating to a registered direct offering (the "June 2024 Offering") of 3,367,003 shares of our common stock at a purchase price of $14.85 per share and, in lieu of common stock to certain investors who so chose, pre-funded warrants (the "Pre-Funded Warrants") to purchase 3,367,003 shares of our common stock at a purchase price of $14.8499 per Pre-Funded Warrant, which represents the price per share at which the shares of common stock were sold to the investors in the June 2024 Offering, minus $0.0001, which is the exercise price of each Pre-Funded Warrant. The aggregate net proceeds from the sale of common stock and Pre-Funded Warrants in the June 2024 Offering were approximately $99.6 million, after deducting offering expenses payable by us. We will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

In November 2025, the Company entered into a sales agreement (the "Sales Agreement"), with TD Securities (USA) LLC (f/k/a Cowen and Company, LLC), acting as the Company's agent and/or principal (the "Sales Agent"), with respect to an "at the market offering" program under which the Company may, from time to time, at its sole discretion, issue and sell shares of its common stock having an aggregate offering price of up to $150.0 million through the Sales Agent. During the year ended December 31, 2025, there have been no sales of common stock pursuant to the Sales Agreement.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year Ended December 31,	
(in thousands)	2025	2024
Net cash used in operating activities	$ (128,512)	$ (41,557)
Net cash provided by (used in) investing activities	116,808	(27,798)
Net cash provided by financing activities	887	102,964
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (10,817)	$ 33,609

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities was $128.5 million, and was driven by our net loss of $143.8 million, net cash used in changes in our operating assets and liabilities of $4.7 million, adjustments for non-cash expenses relating to stock-based compensation expense of $19.6 million and depreciation expense of $4.1 million, and adjustments for non-cash income relating to accretion of premiums and discounts on marketable securities of $3.7 million.

For the year ended December 31, 2024, net cash provided by operating activities was $41.6 million, and was driven by our net income of $65.6 million, net cash used in changes in our operating assets and liabilities of $118.9 million, adjustments for non-cash expenses relating to stock-based compensation expense of $17.9 million and depreciation expense of $3.8 million, and adjustments for non-cash income related to net amortization of premiums and discounts of $10.0 million on marketable securities.

Investing Activities

Net cash provided by investing activities was $116.8 million for the year ended December 31, 2025, and was driven by $259.4 million of maturities of marketable securities, which were partially offset by $141.6 million in purchases of marketable securities and $1.0 million in purchases of property and equipment.

Net cash used in investing activities was $27.8 million for the year ended December 31, 2024, and was driven by $437.7 million in purchases of marketable securities and $3.2 million from purchases of property and equipment, which were partially offset by $413.1 million from the maturities of marketable securities.

Financing Activities

Net cash provided by financing activities was $0.9 million for the year ended December 31, 2025, consisting of $0.4 million proceeds from stock option exercises and $0.5 million from the issuance of common stock under our 2021 Employee Stock Purchase Plan (the "ESPP").

Net cash provided by financing activities was $103.0 million for the year ended December 31, 2024, consisting of $99.6 million in net proceeds from sales of our common stock and pre-funded warrants, $2.8 million of proceeds from stock option exercises and $0.6 million from the issuance of common stock under the ESPP.

Future Funding Requirements

We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and, if successful, the clinical development of our programs. Our operating expenses and future funding requirements are expected to increase substantially as we continue to advance our portfolio of programs. Based on our current operating plans, we believe that our cash, cash equivalents and marketable securities as of December 31, 2025 will be sufficient to fund our operations into the third quarter of 2027. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of our candidates, we are unable to estimate the exact amount of our working capital requirements. Our future capital requirements will depend on many factors, including costs associated with:

- the continuation of our current research programs and our preclinical development of therapeutic candidates from our current research programs;

- advancing our existing and future therapeutic candidates into clinical development;

- initiating preclinical studies and clinical trials for any therapeutic candidates we identify and develop or expand development of existing programs into additional indications;

- maintaining, expanding, enforcing, defending and protecting our intellectual property portfolio and providing reimbursement of third-party expenses related to our patent portfolio;

- timing of manufacturing for our therapeutic candidates and commercial manufacturing if any therapeutic candidate is approved;

- establishing and maintaining clinical and commercial supply for the development and manufacture of our therapeutic candidates;

- seeking regulatory and marketing approvals for any of our therapeutic candidates that we develop, if any;

- seeking to identify, establish and maintain additional collaborations and license agreements, and the success of those collaborations and license agreements;

- ultimately establishing a sales, marketing and distribution infrastructure to commercialize any platforms for which we may obtain marketing approval, either by ourselves or in collaboration with others;

- generating revenue from commercial sales of therapeutic candidates we may develop for which we receive marketing approval;

- hiring additional personnel including research and development, clinical and commercial personnel, to meet our strategic goals;

- adding operational, financial and management information systems and personnel, including personnel to support our product development;

- achieving sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

- acquiring or in-licensing products, intellectual property and technologies; and

- the ongoing costs of operating as a public company and recent increases in inflationary rates.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, license and collaboration agreements and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or therapeutic candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our therapeutic candidates even if we would otherwise prefer to develop and market such therapeutic candidates ourselves.

Contractual Obligations and Commitments

Lease Commitments

IDB Lease

We have a noncancellable operating lease of approximately 81,229 square feet of office and laboratory space at One Design Center Place in Boston, Massachusetts ("IDB Lease"). The term of the IDB lease is approximately 10 years and commenced in February 2023. The initial fixed rental rate is $0.5 million per month, which is for a 12 month period during which the base rent is payable for 65,000 square feet, and will increase 3% per annum thereafter for the entire 81,229 square feet leased.

IDB Sublease

We sublease a portion of the office and laboratory space leased under the IDB Lease to a third-party. The term of the sublease commenced in April 2023 and extends through August 2026. The fixed rental rate is approximately $0.2 million per month for the remainder of the term.

6 Tide Street Lease

We had a noncancellable operating lease of 23,189 square feet of office and laboratory space at 6 Tide Street in Boston, Massachusetts. The term for the lease ended on November 30, 2025.

For additional information about our lease commitments, see Note 11, *Leases*, to our consolidated financial statements included elsewhere in this Annual Report.

License Agreements

We have a license agreement ("OSIF License Agreement") with Ohio State Innovation Foundation ("OSIF"), an affiliate of The Ohio State University ("OSU"), under which we are obligated to make specific milestone and royalty payments. The payment obligations under this agreement are contingent upon future events, such as our achievement of specified development, regulatory and commercial milestones, or generating product sales. For additional information about our OSIF License Agreement and amounts that could become payable in the future under such agreements, see "*Business— Intellectual property— License Agreement with The Ohio State University*" and *Note 10*, Commitments and Contingencies, to our consolidated financial statements included elsewhere in this Annual Report.

Other Funding Commitments

We enter into contracts in the normal course of business with CROs, third-party manufacturers, and other third parties for preclinical research studies and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancellable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Reduction in Force

On April 29, 2025, our board of directors approved a strategic plan, designed to increase the focus of our resources on our expanding portfolio of clinical candidates in DMD and key preclinical programs. In connection with the new strategic plan, we reduced our workforce by approximately 20% (the "Reduction"). As a result of the Reduction, we incurred charges of $1.9 million, primarily consisting of one-time severance payments and employee termination-related benefits during the year ended December 31, 2025. $1.7 million of the charge was recorded as research and development expenses and $0.2 million of the charge was recorded as general and administrative expenses. We do not expect to incur additional charges related to the Reduction.

Emerging Growth Company and Smaller Reporting Company Status

We are an "emerging growth company", or "EGC", under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities.

As an EGC, we may, and intend to, take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

- we may present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

- we may avail ourselves of the exemption from providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act");

- we may avail ourselves of the exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis;

- we may provide reduced disclosure about our executive compensation arrangements; and

- we may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest to occur of (i) the last day of the fiscal year following the fifth anniversary of the completion of our IPO, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We are also a "smaller reporting company" because the market value of our stock held by non-affiliates was less than $250 million as of June 30, 2025. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



123


Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Entrada Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Entrada Therapeutics, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Boston, Massachusetts
February 26, 2026

ENTRADA THERAPEUTICS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 90,394	$ 101,211
Marketable securities	205,304	318,787
Restricted cash, current portion	658	—
Collaboration receivable	1,177	3,680
Prepaid expenses and other current assets	8,719	16,361
Total current assets	306,252	440,039
Property and equipment, net	7,313	10,928
Restricted cash, net of current portion	3,292	3,950
Right-of-use assets, operating leases	60,451	71,120
Other non-current assets	70	284
Total assets	$ 377,378	$ 526,321
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,289	$ 4,259
Accrued expenses and other current liabilities	17,682	13,343
Income taxes payable	—	667
Operating lease obligations, current portion	4,138	7,559
Deferred revenue, current portion	342	13,654
Total current liabilities	24,451	39,482
Operating lease obligations, net of current portion	46,794	51,648
Deferred revenue, net of current portion	—	6,513
Total liabilities	71,245	97,643
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, par value $0.0001; 150,000,000 shares authorized; 38,284,221 shares issued and outstanding as of December 31, 2025 and 37,585,944 shares issued and 37,574,538 shares outstanding as of December 31, 2024	4	4
Additional paid-in capital	578,571	558,061
Accumulated other comprehensive income (loss)	652	(43)
Accumulated deficit	(273,094)	(129,344)
Total stockholders' equity	306,133	428,678
Total liabilities and stockholders' equity	$ 377,378	$ 526,321

The accompanying notes are an integral part of these consolidated financial statements.

ENTRADA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except share and per share amounts)

| | Year Ended December 31, | |
	2025	2024
Collaboration revenue	$ 25,421	$ 210,782
Operating expenses:		
Research and development	142,269	125,306
General and administrative	41,050	38,465
Total operating expenses	183,319	163,771
(Loss) income from operations	(157,898)	47,011
Other income:		
Interest and other income	15,072	19,474
Total other income	15,072	19,474
(Loss) income before provision for income taxes	(142,826)	66,485
Provision for income taxes	924	859
Net (loss) income	$ (143,750)	$ 65,626
Net (loss) income per share, basic	$ (3.47)	$ 1.76
Net (loss) income per share, diluted	$ (3.47)	$ 1.68
Weighted-average common shares outstanding, basic	41,371,486	37,306,363
Weighted-average common shares outstanding, diluted	41,371,486	39,003,169
Other comprehensive loss:		
Unrealized gain (loss) on marketable securities, net of tax of $0	695	(238)
Total other comprehensive income (loss)	695	(238)
Total comprehensive (loss) income	$ (143,055)	$ 65,388

The accompanying notes are an integral part of these consolidated financial statements.

126

ENTRADA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital		Accumulated Other Comprehensive Income (Loss)		Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount							
Balances at December 31, 2023	33,437,296	$ 3	$	437,132	$	195	$	(194,970)	$ 242,360
Issuance of common stock upon exercise of stock options	377,669	—		2,782		—		—	2,782
Vesting of early exercised options	13,069	—		51		—		—	51
Vesting of restricted stock units	333,537	—		—		—		—	—
Purchase of common stock under the employee stock purchase plan	45,964	—		574		—		—	574
Issuance of common stock and pre-funded warrants in registered direct offering, net of issuance costs of $392	3,367,003	1		99,607					99,608
Stock-based compensation	—	—		17,915		—		—	17,915
Other comprehensive loss	—	—		—		(238)		—	(238)
Net income	—	—		—		—		65,626	65,626
Balances at December 31, 2024	37,574,538	$ 4	$	558,061	$	(43)	$	(129,344)	$ 428,678
Issuance of common stock upon exercise of stock options	62,170	$ —	$	425	$	—	$	—	$ 425
Vesting of early exercised options	1,676	$ —	$	14	$	—	$	—	$ 14
Vesting of restricted stock units	571,581	$ —	$	—	$	—	$	—	$ —
Purchase of common stock under the employee stock purchase plan	74,256	$ —	$	462	$	—	$	—	$ 462
Stock-based compensation	—	$ —	$	19,609	$	—	$	—	$ 19,609
Other comprehensive income	—	$ —	$	—	$	695	$	—	$ 695
Net loss	—	$ —	$	—	$	—	$	(143,750)	$ (143,750)
Balances at December 31, 2025	38,284,221	$ 4	$	578,571	$	652	$	(273,094)	$ 306,133

The accompanying notes are an integral part of these consolidated financial statements.

ENTRADA THERAPEUTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Year Ended December 31,		
		2025		**2024**
Cash flows from operating activities:				
Net (Loss) income	$	(143,750)	$	65,626
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation expense		4,096		3,773
Stock-based compensation expense		19,609		17,915
Net amortization of premium (accretion of discount) on marketable securities		(3,671)		(10,018)
Changes in operating assets and liabilities:				
Collaboration receivable		2,503		2,198
Prepaid expenses and other current assets		7,642		(4,437)
Right-of-use assets, operating leases		10,669		10,370
Other non-current assets		214		2,506
Accounts payable		(1,799)		991
Accrued expenses and other current liabilities		4,742		1,708
Income taxes payable		(667)		(3,357)
Deferred revenue		(19,825)		(119,809)
Operating lease liabilities		(8,275)		(9,023)
Net cash used in operating activities		(128,512)		(41,557)
Cash flows from investing activities:				
Purchases of property and equipment		(1,041)		(3,158)
Purchases of marketable securities		(141,613)		(437,717)
Maturities of marketable securities		259,462		413,077
Net cash provided by (used in) investing activities		116,808		(27,798)
Cash flows from financing activities:				
Proceeds from issuance of common stock and pre-funded warrants in registered direct offering, net of issuance costs paid		—		99,608
Proceeds from exercise of stock options		425		2,782
Proceeds from issuance of common stock under the employee stock purchase plan		462		574
Net cash provided by financing activities		887		102,964
Net (decrease) increase in cash, cash equivalents and restricted cash		(10,817)		33,609
Cash, cash equivalents and restricted cash at beginning of year		105,161		71,552
Cash, cash equivalents and restricted cash at end of year	$	94,344	$	105,161
Supplemental cash flow disclosures:				
Purchases of property and equipment included in accounts payable and accrued expenses	$	—	$	560
Vesting of options early exercised subject to repurchase	$	14	$	51
Cash paid for income taxes	$	1,699	$	4,622

The accompanying notes are an integral part of these consolidated financial statements.

ENTRADA THERAPEUTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

1. Nature of the Business

Organization

Entrada Therapeutics is a clinical-stage biopharmaceutical company aiming to transform the lives of patients by establishing a new class of medicines that engage intracellular targets that have long been considered inaccessible. Through proprietary, versatile and modular approaches, Entrada is advancing a robust development portfolio of genetic medicines for the potential treatment of neuromuscular and inherited retinal diseases, among others. The Company was incorporated in Delaware on September 22, 2016, and its principal offices are located in Boston, Massachusetts.

Liquidity and Capital Resources

Since its inception, the Company has devoted substantially all of its resources to its research and development efforts relating to its proprietary, highly versatile and modular EEV platform ("EEV Platform"), advancing development of its portfolio of programs and general and administrative support for these operations, including raising capital. The Company is subject to risks and uncertainties common to earlier-stage companies in the biotechnology industry, including, but not limited to, technical risks associated with the successful research, development and manufacturing of therapeutic candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel and infrastructure. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from product sales.

In accordance with Accounting Standards Codification ("ASC") 205-40, *Going Concern*, the Company evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Since its inception, the Company has incurred significant net losses. As of December 31, 2025, the Company had an accumulated deficit of $273.1 million. To date, the Company has funded its operations primarily through the sale of equity securities and collaboration payments. Other than the recognition of revenue related to collaboration payments, the Company expects to continue to generate operating losses and negative operating cash flows for the foreseeable future.

The Company expects that its cash, cash equivalents and marketable securities of $295.7 million as of December 31, 2025 will be sufficient to fund its operations and capital expenditure requirements for at least the next twelve months from the date of issuance of these consolidated financial statements. The Company will need additional financing to support its continuing operations and pursue its business strategy and may pursue additional cash resources through a combination of equity offerings, debt financings, collaborations, strategic alliances, licensing, or other arrangements. The Company may be unable to raise additional funds or enter into such other agreements when needed or on favorable terms or at all. The inability to raise capital as and when needed would have a negative impact on the Company's financial condition and its ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability, and it may never do so.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of the Company and have been prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the ASC and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, estimates related to revenue recognition, accrual and prepayment of research and development expenses, the valuation of stock-based compensation and income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Revenue Recognition

Substantially all the Company's revenue has been derived from its Strategic Collaboration and License Agreement with Vertex, which closed in February 2023 and was amended in October 2023 (the "Vertex Agreement"), under which the Company licensed rights to VX-670 and performs research and development services. The terms of the Vertex Agreement provide for a non-refundable upfront payment, reimbursement of research and development costs, development, regulatory and commercial milestone payments, and sales-based royalties on net sales of licensed products. The arrangement is within the scope of ASC Topic 606, Revenue from Contracts with Customers ("ASC 606").

Under ASC 606, revenue is recognized when control of a promised good or service transfers to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC 606, the Company applies the following steps:

1. Identify the contract(s) with a customer;
2. Identify the performance obligations in the contract;
3. Determine the transaction price, including variable consideration;
4. Allocate the transaction price to the performance obligations based on relative standalone selling prices; and
5. Recognize revenue when, or as, each performance obligation is satisfied.

The Company applies the five-step model only upon concluding that collectability of consideration under the contract is probable.

Identification of Performance Obligations

For each arrangement within the scope of ASC 606, the Company evaluates all promised goods and services and identifies those that represent performance obligations. Options that allow the customer to obtain additional goods or services are assessed to determine whether they provide a material right. If a material right exists, the option is accounted for as a separate performance obligation. Assessing material rights involves significant judgment, including evaluating the value of the underlying license compared to the option exercise price and considering the technical feasibility and probability of developing product candidates subject to the option.

The Company determines whether promised goods or services are distinct by assessing whether (i) the customer can benefit from the good or service on its own or together with other readily available resources, and (ii) the promise to transfer the good or service is separately identifiable from other promises in the contract. This evaluation requires judgment and includes consideration of the collaboration partner's capabilities, market availability of similar services, and the intended benefit of the contractual arrangement. If a good or service is not distinct, it is combined with other promised goods or services until a separately identifiable performance obligation is achieved.

Determining the Transaction Price

The transaction price includes both fixed and variable consideration. Variable consideration is estimated using either the expected value method or the most likely amount method. The Company includes variable consideration only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price excludes any elements within the scope of other ASC Topics.

At each reporting date, the Company reassesses its estimates of variable consideration and related constraints and recognizes any adjustments on a cumulative catch-up basis.

Milestone Payments

For arrangements that include development or regulatory milestone payments, the Company evaluates whether achieving each milestone is probable. Milestones dependent on factors outside the Company's or the customer's control—such as regulatory approvals—are typically not considered probable until the triggering event occurs. When a milestone becomes probable and is not subject to a significant revenue reversal, the most likely amount is included in the transaction price.

Allocation of Transaction Price

The Company allocates the transaction price to each performance obligation based on relative standalone selling prices ("SSP") determined at contract inception. Determining SSP may involve significant judgment and considers market conditions, entity-specific factors, and the Company's estimated costs. SSPs are not updated after contract inception. The Company validates SSPs by assessing the sensitivity of allocation outcomes to changes in key assumptions.

Sales‑Based Royalties

For licenses of intellectual property that include sales-based royalties or sales-based milestones, the Company applies the sales-or-usage-based royalty exception. Revenue related to the royalty and associated milestones is recognized at the later of (i) the period in which the underlying sales occur or (ii) when the performance obligation to which the royalty relates has been satisfied.

Deferred Revenue and Collaboration Receivables

Upfront and milestone payments received prior to the Company satisfying its performance obligations are recorded as deferred revenue.

Amounts for which the Company has an unconditional right to payment are recorded as collaboration receivables. The Company has not recognized any credit losses on its collaboration receivables to date.

Revenue Recognition Timing

Revenue allocated to performance obligations is recognized when or as the performance obligations are satisfied, either at a point in time or over time. For performance obligations satisfied over time, revenue is recognized using either an output method or input method, depending on which faithfully depicts the Company's progress toward completion.

Concentrations of Credit Risk and Off‑Balance Sheet Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, restricted cash and marketable securities. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. Management believes that the Company is not exposed to significant credit risk as the Company's deposits are held at financial institutions that management believes to be of high credit quality, and the Company has not experienced any losses on these deposits. The Company's marketable securities primarily consist of corporate bonds and U.S. government agency securities and treasuries, and potentially subject the Company to concentrations of credit risk. Our cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds can be used in business operations

The Company has no off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign-hedging arrangements.

Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. At December 31, 2025 and 2024 cash and cash equivalents include standard checking accounts and money market account funds that invest primarily in U.S. government-backed securities and treasuries.

As of December 31, 2025 and 2024, restricted cash represents collateral provided for a letter of credit issued as a security deposit in connection with the Company's lease of its corporate facilities located at One Design Center Place, Boston, Massachusetts. The current portion of restricted cash represents the amount expected to become unrestricted within one year of the balance sheet date. A reconciliation of the cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same amounts shown in the statement of cash flows is as follows (in thousands):

	December 31, 2025	December 31, 2024
Cash and cash equivalents	$ 90,394	$ 101,211
Restricted cash, current portion	658	—
Restricted cash, net of current portion	3,292	3,950
Total cash, cash equivalents and restricted cash	$ 94,344	$ 105,161

Marketable Securities

Investments in marketable securities are classified as available-for-sale. Available-for-sale securities are measured and reported at fair value using quoted prices in active markets for similar securities. Unrealized gains and losses on available-for-sale securities are reported as a separate component of stockholders' equity. Premiums or discounts from par value are amortized or accreted to investment income and/or expense over the life of the underlying investment. All of the Company's marketable securities are available to the Company for use in current operations. As a result, the Company classified all of these securities as current assets even though the stated maturity of some individual securities may be one year or more beyond the balance sheet date. Realized gains and losses are determined using the specific identification method and are included in interest and other income in our consolidated statement of operations.

The Company assesses impairment for its marketable securities under the available-for-sale debt security impairment model in ASC 326 as of each reporting date. Based on the model, we determine if a portion of any decline in fair value below carrying value is the result of a credit loss. The Company records credit losses in the consolidated statements of operations and comprehensive loss as credit loss expense within interest and other income, which is limited to the difference between the fair value and the amortized cost of the security. To date, the Company has not recorded any credit losses on its available-for-sale debt securities.

Accrued interest receivable related to the Company's available-for-sale debt securities is presented within prepaid expenses and other current assets on the Company's consolidated balance sheets. The Company has elected the practical expedient available to exclude accrued interest receivable from both the fair value and the amortized cost basis of available-for-sale debt securities for the purposes of identifying and measuring any impairment. The Company writes off accrued interest receivable once it has determined that the asset is not realizable. Any write offs of accrued interest receivable are recorded by reversing interest income, recognizing credit loss expense, or a combination of both. To date, the Company has not written off any accrued interest receivables associated with its marketable securities.

Fair Value Measurements

ASC Topic 820, *Fair Value Measurement* ("ASC 820"), establishes a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available under the circumstances. ASC 820 identifies fair value as the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered value hierarchy that distinguishes between the following:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair values requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized as Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2025 and 2024. The carrying amounts of accounts payable and accrued expenses approximate their fair values due to their short-term nature.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight line method over the estimated useful life of each asset as follows:

	Estimated Useful Life
Laboratory equipment	5 years
Furniture and fixtures	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other income (expense), net. Expenditures for repairs and maintenance that do not improve or extend the life of the respective assets are expensed in operations as incurred.

Leases

At the inception of a lease arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. The Company has elected not to recognize leases with an original term of one year or less on the balance sheet.

Operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. To estimate its incremental borrowing rate, a credit rating applicable to the Company is estimated using a synthetic credit rating analysis since the Company does not currently have a rating agency-based credit rating. Prospectively, the Company adjusts the right-of-use assets for straight-line rent expense or any incentives received and remeasures the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date. Lease expense for lease payments is recognized on a straight-line basis over the assigned lease term.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. Changes to the terms and conditions of a lease that result in a change in the scope of or the consideration for the lease result in a lease modification. A lease modification that grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use is treated as a separate contract. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease. For any lease modifications that aren't accounted for as separate contracts, the Company remeasures its right-of-use assets and lease liabilities as of the modification date. The Company assesses its right-of-use assets for impairment in a manner consistent with its assessment for long-lived assets held and used in operations.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment losses recognized during the years ended December 31, 2025 and 2024.

Deferred Offering Costs

The Company capitalizes incremental legal, professional accounting and other third-party fees that are incurred in the course of preparing for a financing as other non-current assets until the offering is consummated. At the time of the completion of the offering, the costs are reclassified as a reduction of the proceeds of the financing as part of additional paid-in-capital. Should the offering be terminated, deferred offering costs are charged to operations during the period in which the offering is terminated.

Contingencies

The Company records liabilities for legal and other contingencies when information available to the Company indicates that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. At each reporting period, management evaluates whether or not a potential loss amount, or a potential range of loss meets the requirements for disclosure under ASC 450, *Contingencies*, including whether a range of loss is reasonably estimable. Legal costs in connection with legal and other contingencies are expensed as costs are incurred. No liabilities for legal and other contingencies were accrued as of December 31, 2025 and 2024.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations ("CROs"), business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

Common Stock Warrants

The Company's common stock warrants are evaluated pursuant to ASC 480, Distinguishing Liabilities from Equity ("ASC 480"), and ASC 815, Derivatives and Hedging ("ASC 815"). The Company classifies its freestanding warrants as (i) liabilities, if the warrant terms allow settlement of the warrant exercise in cash, or (ii) equity, if the warrant terms only allow settlement in shares of common stock. Please refer to Note 7 below for the application to the Company's pre-funded warrants.

Research and Development Expenses

Research and development costs are charged to expense as incurred. Research and development costs consist of direct and allocated costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, third-party license fees related to technology with no alternative future use, laboratory supplies, depreciation, manufacturing expenses, preclinical expenses, clinical expenses, consulting and other contracted services. Non-refundable prepayments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are recognized as an expense as the goods are delivered or the related services are performed or until it is no longer expected that the goods will be delivered or the services rendered.

The Company has entered into various research and development related contracts with third parties. These agreements are cancellable with prior written notice, and related fees are recorded as research and development expenses as incurred. Payments for these agreements are based on the terms of the individual contracts, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the accompanying consolidated balance sheets as prepaid and other assets or accrued liabilities. When evaluating the adequacy of the accrued liabilities and prepaid expenses, the Company analyzes progress of the studies, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued and prepaid balances at the end of any reporting period. Actual results could differ from the Company's estimates.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Stock-Based Compensation

The Company has granted stock options, restricted stock units ("RSUs") and performance stock units ("PSUs") pursuant to its 2021 Stock Option and Incentive Plan (the "2021 Plan"), 2016 Stock Incentive Plan (the "2016 Plan") and 2025 Inducement Equity Plan. Grants are awarded to employees and non-employees, including the Company's board of directors.

The Company accounts for its stock-based compensation in accordance with ASC Topic 718, *Compensation-Stock Compensation* (ASC 718). ASC 718 requires all stock-based payments to employees, non-employees and directors, to be recognized as expense in the consolidated statements of operations based on their grant date fair values. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model ("Black-Scholes") for stock option grants to both employees and non-employees. The fair value of the Company's common stock is used to determine the fair value of RSUs and PSUs.

The Company's stock-based compensation awards are subject to service-based vesting conditions. Compensation expense related to stock option awards and RSUs awards with only service-based vesting is recognized over the requisite service period, which is generally the vesting period, on a straight-line basis. For PSUs, which also contain performance-based vesting criteria, the Company recognizes stock-based compensation expense over the requisite service period using the accelerated attribution method once achievement is probable.

Black-Scholes requires inputs based on certain subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. The Company determines the expected volatility using the historical volatility of a peer group of comparable publicly traded companies with comparable characteristics and with historical share price information that approximates the expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available. The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term for options granted to employees and non-employees whereby, the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company recognizes forfeitures as they occur.

The fair value of the common stock underlying the stock-based awards is the closing price of the Company's common stock on the date of grant.

The Company classifies stock-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Income Taxes

Income taxes are recorded in accordance with FASB ASC Topic 740, *Income Taxes* (ASC 740), which provides for deferred taxes using an asset and liability approach. The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. The Company recognizes interest and penalties owed to taxing authorities as part of the provision for income taxes.

Net Income (loss) per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents. The weighted-average common shares outstanding used in the basic and diluted net income (loss) per share calculation includes the Pre-Funded Warrants issued in connection with the Company's registered direct offering in June 2024 as the Pre-Funded Warrants are exercisable for nominal cash consideration.

For the year ended December 31, 2025, as the Company recorded a net loss, there is no difference between basic and diluted net loss per share since the effect of common stock equivalents would be antidilutive and are, therefore, excluded from the diluted net loss per share calculation.

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive (loss) income. Other comprehensive (loss) income consists of unrealized gains and losses on our marketable securities.

Emerging Growth Company Status

The Company qualifies as an "emerging growth company" or "EGC", as defined in the Jumpstart Our Business Startups Act ("JOBS Act") and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to avail itself of the extended transition period and, therefore, while the Company is an EGC it will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not EGCs, unless it chooses to early adopt a new or revised accounting standard. As a result of this election, the consolidated financial statements may not be comparable to companies that comply with public company FASB standards' effective dates.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies that the Company adopts as of the specified effective date. The Company qualifies as an EGC as defined in the JOBS Act and has elected not to "opt out" of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, the Company can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to "opt out" of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which is intended to provide enhancements to annual income tax disclosures. In particular, the standard will require more detailed information in the income tax rate reconciliation, as well as the disclosure of income taxes paid disaggregated by jurisdiction, among other enhancements. The standard is effective for years beginning after December 15, 2024 for public business entities (PBEs) and for years beginning after December 15, 2025 for all other entities. Early adoption is permitted. The Company has availed itself of the extended transition period afforded to EGCs and will adopt this ASU in 2026. The Company is currently evaluating the impact of the standard on its disclosures.

In November 2024, the FASB issued *ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures*. The ASU requires PBEs to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of the standard on its disclosures.

3. Marketable Securities

The following is a summary of the Company's marketable securities at December 31, 2025 and December 31, 2024 (in thousands).

	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
	As of December 31, 2025							
U.S. government agency securities and treasuries	$	179,958	$	494	$	—	$	180,452
Corporate debt securities		11,775		5		—		11,780
Total securities with a maturity of one year or less	$	191,733	$	499	$	—	$	192,232
U.S. government agency securities and treasuries		7,985		133		—		8,118
Corporate debt securities		4,934		20		—		4,954
Total securities with a maturity of greater than one year	$	12,919	$	153	$	—	$	13,072
Total available-for-sale securities	$	204,652	$	652	$	—	$	205,304

| | As of December 31, 2024 | | | |
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government agency securities and treasuries	$ 148,673	$ 196	$ (1)	$ 148,868
Corporate debt securities	58,210	118	(16)	58,312
Total securities with a maturity of one year or less	$ 206,883	$ 314	$ (17)	$ 207,180
U.S. government agency securities and treasuries	105,145	19	(404)	104,760
Corporate debt securities	6,801	46	—	6,847
Total securities with a maturity of greater than one year	$ 111,946	$ 65	$ (404)	$ 111,607
Total available-for-sale securities	$ 318,829	$ 379	$ (421)	$ 318,787

As of December 31, 2025, the Company had no marketable securities in an unrealized loss position . As of December 31, 2024, the Company had 15 marketable securities with a total fair market value of $99.3 million in an unrealized loss position.

As of December 31, 2025 and December 31, 2024, $1.4 million and $1.8 million, respectively, of accrued interest receivable was included in prepaid expenses and other current assets.

4. Fair Value Measurements

The following tables present the Company's fair value hierarchy for its assets and liabilities that are measured at fair value on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

| | Fair Value Measurements at December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents:[1]				
Money market funds	$ 89,894	$ —	$ —	$ 89,894
Marketable securities:				
U.S. government agency securities and treasuries	—	188,570	—	188,570
Corporate debt securities	—	16,734	—	16,734
Total	$ 89,894	$ 205,304	$ —	$ 295,198

| | Fair Value Measurements at December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Cash equivalents: [1]				
Money market funds	$ 100,711	$ —	$ —	$ 100,711
Marketable securities:				
U.S. government agency securities and treasuries	$ —	$ 253,628	$ —	$ 253,628
Corporate debt securities	—	65,159	—	65,159
Total	$ 100,711	$ 318,787	$ —	$ 419,498

[1] The cash equivalent amounts above do not include $0.5 million of cash related to checking accounts included in cash and cash equivalents as of December 31, 2025 and December 31, 2024. These amounts are excluded as no valuation is needed for cash in checking accounts.

Money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company measures its debt securities at fair value on a recurring basis using inputs that are observable or can be corroborated by observable market data and classifies those instruments within Level 2 of the fair value hierarchy.

5. Property and Equipment, Net

Property and equipment, net consisted of the following at December 31 (in thousands):

	2025	2024
Laboratory equipment	$ 14,428	$ 15,686
Furniture and fixtures	2,223	2,303
Computer equipment	409	431
Leasehold improvements	187	1,932
Total property and equipment	17,247	20,352
Less: accumulated depreciation	(9,934)	(9,424)
Property and equipment, net	$ 7,313	$ 10,928

Depreciation expense for the years ended December 31, 2025 and 2024 was $4.1 million and $3.8 million, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at December 31 (in thousands):

	2025	2024
Employee compensation and benefits	$ 8,045	$ 7,391
External research and development expenses	8,048	4,265
General and administrative professional service expenses	415	648
Other	1,174	1,039
Total accrued expenses and other current liabilities	$ 17,682	$ 13,343

7. Common Stock and Preferred Stock

Common Stock

As of both December 31, 2025 and December 31, 2024, the Company's certificate of incorporation, as amended and restated effective upon the completion of the IPO, and amended from time to time, authorized the Company to issue 150,000,000 shares of common stock, par value $0.0001 per share. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of common stock do not have any cumulative voting rights. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. In the event of liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.

In June 2024, the Company entered into a securities purchase agreement with a limited number of investors relating to a registered direct offering (the "June 2024 Offering") of 3,367,003 shares of the Company's common stock at a purchase price of $14.85 per share and, in lieu of common stock to certain investors who so chose, pre-funded warrants (the "Pre-Funded Warrants") to purchase 3,367,003 shares of common stock at a purchase price of $14.8499 per Pre-Funded Warrant, which represents the price per share at which the shares of common stock were sold to the investors in the June 2024 Offering, minus $0.0001, which is the exercise price of each Pre-Funded Warrant. The aggregate net proceeds from the sale of common stock and Pre-Funded Warrants in the June 2024 Offering were approximately $99.6 million, after deducting offering expenses payable by the Company. The Company will receive nominal proceeds, if any, from the exercise of the Pre-Funded Warrants.

The Pre-Funded Warrants were evaluated pursuant to ASC 480 and ASC 815. The Company classified the Pre-Funded Warrants as a component of permanent stockholders' equity within additional paid-in capital and were recorded at the issuance date at fair value. The Pre-Funded Warrants are equity classified because they are freestanding financial instruments that are legally detachable and separately exercisable, are immediately exercisable, do not embody an obligation for the Company to repurchase its common shares, permit the holders to receive a fixed number of common shares upon exercise, are indexed to the Company's common stock and meet the equity classification criteria. The Company valued the Pre-Funded Warrants at issuance, concluding their sales price approximated their fair value.

In November 2025, the Company entered into a sales agreement (the "Sales Agreement"), with TD Securities (USA) LLC (f/k/a Cowen and Company, LLC), acting as the Company's agent and/or principal (the "Sales Agent"), with respect to an "at the market offering" program under which the Company may, from time to time, at its sole discretion, issue and sell shares of its common stock having an aggregate offering price of up to $150.0 million through the Sales Agent. During the year ended December 31, 2025, there have been no sales of common stock pursuant to the Sales Agreement.

Shares Reserved for Future Issuance under Equity Compensation Plans

The Company has reserved the following shares of common stock for future issuance under equity compensation plans at December 31:

	2025	2024
Exercise of outstanding stock options	5,960,989	5,336,407
Vesting of outstanding restricted stock	2,284,277	1,968,374
Vesting of outstanding performance stock units	438,500	438,500
Future awards under the 2021 Stock Option and Incentive Plan	1,383,679	1,264,247
Future awards under the 2021 Employee Stock Purchase Plan	1,429,601	1,128,095
Future awards under the 2025 Inducement Plan	79,380	—
Total shares of authorized common stock reserved for future issuance	11,576,426	10,135,623

Preferred Stock

As of both December 31, 2025 and December 31, 2024, the Company was authorized to issue 10,000,000 shares of undesignated preferred stock, $0.0001 par value, in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. As of both December 31, 2025 and December 31, 2024, there were no shares of undesignated preferred stock issued or outstanding.

8. Stock-Based Compensation

2021 Plan

In September 2021 the Company's board of directors adopted, and in October 2021 the Company's stockholders approved, the 2021 Plan, which became effective as of the date immediately prior to the date of the effectiveness of the registration statement for the IPO. The 2021 Plan allows the board of directors to grant incentive stock options or non-qualified stock options, restricted stock, restricted stock units and other equity awards to the Company's officers, employees, directors and other key persons. In addition, the 2021 Plan includes a provision that allows for an automatic annual increase of 4% in the number of shares of common stock available for issuance under the 2021 Plan. Upon the adoption of the 2021 Plan, the Company ceased granting awards under the 2016 Plan. The total number of shares of common stock authorized for issuance under the 2021 Plan as of December 31, 2025 was 8,171,259 shares and was 7,230,834 shares as of December 31, 2024.

As of December 31, 2025, the Company had issued stock options, restricted stock units ("RSUs"), and performance stock units ("PSUs") under the 2021 Plan. Both stock options and RSUs issued are comprised of service-based awards granted to employees and typically vest over a four-year period. PSUs vest upon achievement of certain milestones and continued employment or service thereafter.

2016 Plan

Prior to the adoption of the 2021 Plan, the 2016 Plan provided for the Company to grant incentive stock options or non-qualified stock options, restricted stock, restricted stock units and other equity awards to employees, directors and consultants of the Company. The 2016 Plan was administered by the board of directors of the Company or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions were determined at the discretion of the board of directors, or its committee if so delegated. The 2016 Plan allows for early exercise of all stock option grants if authorized by the board of directors at the time of grant. The shares of common stock issued from the early exercise of stock options are restricted and continue to vest over the original service based vesting condition of the original stock option award. The Company has the option to repurchase any unvested shares at the original purchase price upon any voluntary or involuntary termination.

The 2016 Plan will continue to govern the outstanding equity awards granted thereunder. The total number of shares of common stock authorized for issuance under the 2016 Plan as of December 31, 2025 and 2024 was 1,705,566 shares and 1,776,694 shares, respectively. As of both dates, all shares of common stock authorized for issuance under the 2016 Plan relate to outstanding stock options.

2021 Employee Stock Purchase Plan (the "ESPP")

In September 2021, the Company's board of directors adopted, and in October 2021 the Company's stockholders approved, the ESPP, which became effective as of the date immediately prior to the date of the effectiveness of the registration statement for the IPO. The ESPP is administered by the person or persons appointed by the Company's board of directors for such purpose. The number of shares of common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year and continuing through and including 2031 by the lesser of (i) 1% of the outstanding number of shares of our common stock of the immediately preceding December 31, (ii) 557,524 shares or (iii) such number of shares as determined by the ESPP administrator. The total number of shares of common stock authorized for issuance under the ESPP as of December 31, 2025 and 2024 was 1,429,601 shares and 1,128,095 shares, respectively.

Compensation expense for discounted purchases under the ESPP is measured using the Black-Scholes model to compute the fair value of the lookback provision plus the purchase discount and is recognized as compensation expense over the course of the offering period.

2025 Inducement Equity Plan, as amended (the "2025 Inducement Plan")

In March 2025, the Company's board of directors adopted the 2025 Inducement Equity Plan. The 2025 Inducement Plan provides for the grant of non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, and dividend equivalent rights with respect to an aggregate of 270,000 shares of Common Stock (subject to adjustment as provided in the 2025 Inducement Plan). Awards under the 2025 Inducement Plan may only be granted to new employees who were not previously employed by the Company or its affiliates, as an inducement material to such new employees' entry into employment with the Company or its affiliates, in accordance with the requirements of Nasdaq Stock Market Rule 5635(c)(4).

As of December 31, 2025, 270,000 shares were authorized for issuance under the 2025 Inducement Plan. As of December 31, 2025, the Company had issued stock options and RSUs under the 2025 Inducement Plan. Both stock options and RSUs issued are comprised of service-based awards granted to employees and typically vest over a four-year period.

Stock-Based Compensation

The Company recognized stock-based compensation expense in the consolidated statements of operations and comprehensive loss, by award type, as follows (in thousands):

	Year ended December 31,		
	2025		2024
Stock Options	$	9,699	$	10,712
Restricted Stock Units		9,729		6,978
ESPP		181		225
Total	$	19,609	$	17,915

Stock-based compensation expense recorded as research and development and general and administrative expenses in the consolidated statements of operations and comprehensive loss is as follows (in thousands):

	Year ended December 31,		
	2025		2024
Research and development expenses	$	8,708	$	7,846
General and administrative expenses		10,901		10,069
Total	$	19,609	$	17,915

Stock Option Valuation

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock options granted for the years then ended:

	December 31, 2025	December 31, 2024
Risk-free interest rate	4.02%	4.13%
Expected volatility	80%	75%
Expected dividend yield	—	—
Expected term (in years)	6.00	6.01

Early Exercise of Unvested Stock Options

Shares purchased by employees pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding shares until those shares vest according to their respective vesting schedules. Cash received from employee exercises of unvested options is included in current liabilities on the balance sheet. Amounts recorded are reclassified to common stock and additional paid-in capital as the shares vest. Vesting can occur in the year of exercise and thereafter. There were no unvested shares and 1,676 unvested shares related to early exercises of stock options as of December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, there was no liability associated with the unvested early exercise of stock options. As of December 31, 2024, the liability associated with the unvested early exercise of stock options was less than $0.1 million.

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Stock Options

The following table summarizes the Company's stock option activity during the year ended December 31, 2025:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value[1]
			(in years)	(in thousands)
Outstanding as of December 31, 2024	5,336,407 $	11.87		
Granted	906,750	10.97		
Exercised	(62,170)	6.93		
Forfeited	(219,998)	13.28		
Outstanding as of December 31, 2025	5,960,989 $	11.73	6.54 $	8,661
Exercisable as of December 31, 2025	4,437,734 $	11.61	5.84 $	8,141

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the closing price of the Company's common stock at December 31, 2025 for the options that were in the money as of December 31, 2025.

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2025 and 2024 was $0.3 million and $3.1 million, while the company received $0.4 million and $2.8 million in proceeds for the exercise of these options, respectively.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2025 and 2024 was $7.76 per share and $9.69 per share, respectively. As of December 31, 2025, there was $10.8 million of unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted-average period of 2.34 years.

Restricted Stock Units ("RSUs")

During the year ended December 31, 2025, RSUs were granted to employees with vesting conditions based on continued service over time. Accordingly, stock-based compensation expense for such awards is recognized using a straight-line attribution model over the vesting term of each RSU. The fair value of each RSU is based on the closing price of the Company's common stock on the date of grant. For the majority of RSUs, the restricted stock vests over a four-year period, with 25% of the shares vesting on each anniversary of the grant date.

The following table summarizes the Company's restricted stock activity during the year ended December 31, 2025:

	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2024	1,968,374 $	14.14
Issued	1,276,315	11.15
Vested	(571,581)	14.06
Forfeited	(388,831)	13.39
Unvested as of December 31, 2025	2,284,277 $	12.76

As of December 31, 2025, there was $22.6 million of unrecognized stock-based compensation expense related to unvested RSUs, which is expected to be recognized over a weighted-average remaining vesting period of 2.47 years.

Performance Stock Units ("PSUs")

During the year ended December 31, 2024, the Company granted 438,500 PSUs to employees of the Company at a weighted-average grant date fair value of $14.86 per share. All 438,500 PSUs were outstanding as of December 31, 2025. The PSUs will vest upon achievement of certain clinical milestones and continued employment thereafter. Compensation expense for PSUs is recognized over the requisite service period using the accelerated attribution method once the achievement of the performance condition is deemed probable. If a performance condition is not determined to be probable or is not met, no stock-based compensation expense is recognized. Forfeitures are recognized as a reduction of stock-based compensation expense in the period in which they occur.

As of December 31, 2025, no PSUs were vested and no stock-based compensation expense was recognized as the performance conditions were not deemed probable. As of December 31, 2025, there was $6.5 million of unrecognized stock-based compensation expense related to unvested PSUs.

9. Income Taxes

The Company recorded a $142.8 million of pre-tax book loss for the year ended December 31, 2025 and pre-tax book income of $66.5 million for the year ended December 31, 2024. The Company has no foreign operations.

The components of the income tax expense for the years ended December 31, 2025 and 2024 (in thousands) were:

	Year Ended December 31,	
	2025	2024
Current:		
Federal	$ (345)	$ 891
State	1,269	(32)
Foreign	—	—
Total current tax provision	924	859
Deferred:		
Federal	—	—
State	—	—
Foreign	—	—
Total deferred tax provision	—	—
Total income tax provision	$ 924	$ 859

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,	
	2025	2024
Federal statutory income tax rate	21.0 %	21.0 %
State income taxes, net of federal benefit	6.8 %	3.2 %
Other Permanent differences	0.6 %	2.7 %
Federal and state research and development tax credits	4.4 %	(8.2)%
Non-deductible stock compensation and non-taxable items	(1.7)%	2.8 %
Change in deferred tax asset valuation allowance	(31.7)%	(22.5)%
Federal and State 453A interest	— %	2.3 %
Effective income tax rate	(0.6)%	1.3 %

Net deferred tax assets as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforwards	$ 49,578	$ 1,264
Research and development tax credit carryforwards	13,798	4,528
Intangible assets	3,445	3,035
Capitalized research and development expenses	41,576	51,433
Deferred revenue	93	5,399
Lease liability	14,120	16,487
Stock compensation	3,172	2,420
Other Assets	203	94
Total deferred tax assets	125,985	84,660
Deferred tax liabilities:		
Property and equipment	(566)	(1,093)
Right-of-use asset	(16,527)	(19,439)
Prepaid expenses	(251)	(336)
Other liabilities	(588)	(854)
Total deferred liabilities	(17,932)	(21,722)
Valuation allowance	(108,053)	(62,938)
Net deferred tax assets	$ —	$ —

The Company recorded income tax expense of $0.9 million for both the year ended December 31, 2025 and the year ended December 31, 2024. The income tax expense recorded for the year ended December 31, 2025 was primarily driven by adjustments made upon the finalization of tax returns. The income tax expense recorded for the year ended December 31, 2024 was primarily driven by the current tax liability associated with the $75.0 million payment for the achievement of the clinical advancement milestone for VX-670 and $1.7 million in related interest owed to taxing authorities pursuant to Section 453A.

As of December 31, 2025, the Company had federal net operating loss carryforwards of $178.3 million, which may be available to offset future taxable income. None of our federal net operating loss carryforwards will expire, but all are limited in their usage to an annual deduction equal to 80% of annual taxable income. In addition, as of December 31, 2025, the Company had state net operating loss carryforwards of $192.9 million, which may be available to offset future taxable income and expire at various dates beginning in 2036. As of December 31, 2025, the Company also had federal and state research and development tax credit carryforwards of $9.6 million and $5.3 million, respectively, which may be available to reduce future tax liabilities and expire at various dates beginning in 2039 and 2035, respectively. The Company has conducted R&D credit studies through December 31, 2024.

Utilization of the NOLs and research and development tax credit carryforwards may be subject to a substantial annual limitation under Section 382 due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382, as well as similar state provisions. These ownership changes may limit the amount of NOLs and research and development tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. If a change in control as defined by Section 382 has occurred at any time since the Company's formation, utilization of its NOLs or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, which could then be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOLs or research and development tax carryforwards before their utilization. The Company has determined that ownership changes have occurred in the past and that certain NOLs and research and development tax credit carryforwards will be subject to limitation.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets, which consist primarily of net operating loss carryforwards and research and development tax credit carryforwards, capitalized research and development expenses and deferred revenue. Management has considered the Company's history of cumulative net losses incurred since inception, estimated future taxable income, and prudent and feasible tax planning

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strategies and has concluded that it is more likely than not that the Company will not realize the benefits of federal and state net deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2025 and 2024. The Company reevaluates the positive and negative evidence at each reporting period.

The valuation allowance increased by $45.1 million for the year ended December 31, 2025 and decreased by $15.0 million for the year ended December 31, 2024.

The Company assesses the uncertainty in its income tax positions to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon the ultimate settlement with the relevant taxing authority. As of December 31, 2025 and 2024, the Company had not recorded any reserves for uncertain tax positions or related interest and penalties.

In 2017, the Tax Cuts and Jobs Act of 2017 ("2017 Tax Act") was signed into law. Among other provisions, the 2017 Tax Act requires taxpayers to capitalize and amortize research and experimental ("R&E") expenditures under Section 174 for tax years beginning after December 31, 2021. As such, the rule noted became effective for the Company during the year ended December 31, 2022 and resulted in the capitalization of R&E costs during tax year 2022, 2023 and 2024. Domestic R&E costs were amortized over 5 years and international R&E costs were amortized over 15 years.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act of 2025 ("OBBBA"). The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, and provides companies with the option to immediately expense domestic research costs. As such, for its 2025 tax provision, the Company reflected the immediate expensing of domestic R&E costs incurred during the year ended December 31, 2025. The OBBBA did not change the treatment of foreign R&E expenditures, which continue to be capitalized and amortized over fifteen years. The OBBBA had no impact on the Company's current and net deferred tax expense for the year ended December 31, 2025 as the Company is in a tax loss position and maintains a full valuation allowance.

The Company files income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. Due to net operating losses incurred, the Company's tax returns from inception to date are subject to examination by the taxing authorities.

10. Commitments and Contingencies

In 2018, the Company entered into a definitive license agreement with Ohio State Innovation Foundation ("OSIF"), an affiliate of The Ohio State University, ("OSIF License Agreement") in which OSIF granted the Company an exclusive worldwide, sublicensable license to certain intellectual property under certain patent rights to research, develop, and otherwise commercialize a product generated from the licensed intellectual property. The Company is obligated to make milestone payments of up to $2.6 million upon the occurrence of specified research, development, and commercial activities for each of the first three licensed products related to the above technology. In addition, OSIF will receive tiered royalty payments on the applicable licensed program and platform products at a percentage ranging in single-digit royalties of net sales subject to reductions and offsets in certain circumstances, as well as a fee on sublicensed consideration of up to 15% of non-royalty sublicensing consideration.

Concurrently with the Company entering into and later amending the Vertex Agreement, the Company entered into a sublicense agreement with Vertex, which was amended in October 2023 ("Sublicense Agreement"). Pursuant to the Sublicense Agreement, the Company granted to Vertex an exclusive sublicense under certain intellectual property licensed to the Company under the OSIF License Agreement. The material terms of the Sublicense Agreement mirror those of the Vertex Agreement, and the payments described in connection with the Vertex Agreement in Note 12, *Collaboration and License Agreements*, are in consideration for the rights granted under both the Vertex Agreement and Sublicense Agreement.

As of December 31, 2025, the Company accrued $0.1 million for a milestone fee associated with the OSIF License Agreement. All remaining milestone fees and sublicensing fees were not considered probable as of December 31, 2025.

All costs associated with milestone and sublicense fees are recorded as research and development expenses.

11. Leases

The Company's operating lease activity is comprised of non-cancelable facility leases for office and laboratory space in Boston, Massachusetts.

IDB Lease

On March 16, 2022, the Company and IDB 17-19 Drydock Limited Partnership, as landlord ("Landlord), entered into a lease agreement ("IDB Lease") with respect to approximately 81,229 square feet of office and laboratory space ("Premises") in Boston, Massachusetts. The initial fixed rental rate is $0.5 million per month, which is for a 12 month period during which the base rent is payable for 65,000 square feet, and will increase 3% per annum thereafter for the entire 81,229 square feet leased.

The IDB Lease has a term of approximately 10 years, unless earlier terminated in accordance with the terms of the IDB Lease. The Company has (i) the option to extend the IDB Lease for an additional period of 5 years, and (ii) a right of first offer on adjacent space to the Premises, subject to the terms and conditions of the IDB Lease. As these options are not reasonably certain of occurring, they have not been included in the initial calculation of the Company's ROU asset upon lease commencement.

In connection with the execution of the IDB Lease, the Company executed a cash-collateralized letter of credit, which may be reduced in the future subject to reduction requirements specified in the IDB Lease therein. The $4.0 million of cash collateralizing the letter of credit is classified as restricted cash on the Company's consolidated balance sheets.

6 Tide Street Lease

The Company entered into an operating lease for office and laboratory space at 6 Tide Street in Boston, Massachusetts in February 2020, and entered into subsequent amendments through 2021 to lease additional space ("6 Tide Street Lease"). Such amendments ran co-terminus with the original lease.

The 6 Tide Street Lease expired during 2025 and the Company has no remaining right of use asset or lease liability associated with the lease as of December 31, 2025. The Company's $0.4 million security deposit related to the 6 Tide Street lease was received during the year ended December 31, 2025.

Summary of all lease costs recognized under ASC 842

The components of all operating lease cost were as follows (in thousands):

	Year ended December 31, 2025
Operating lease cost	$ 15,050
Variable lease cost	—
Total lease cost	$ 15,050

Supplemental information related to all operating leases was as follows:

Other information	Year ended December 31, 2025
Operating cash flows used for operating leases (in thousands)	$ 12,657
Weighted average remaining lease term	7.1 years
Weighted average discount rate	8.15%

Future payments due under all operating leases as of December 31, 2025 were as follows (in thousands):

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Maturity of lease liabilities		Amount
2026		8,109
2027		9,083
2028		9,349
2029		9,622
2030		9,904
Thereafter		21,564
Total lease payments	$	67,631
Less: imputed interest		(16,699)
Present value of operating lease liabilities	$	50,932

IDB Sublease

In December 2022, the Company entered into a sublease agreement to sublease a portion of the office and laboratory space leased under the IDB Lease to a third-party ("Subtenant"). The term of the sublease extends through August 2026. The rental rate is approximately $0.2 million per month for the remainder of the term. The Subtenant is obligated to pay its ratable portion of operating expenses during the sublease term. The Company received a letter of credit of $0.5 million in place of a security deposit. As of December 31, 2025, no amounts have been drawn on the letter of credit.

The sublease accounting commencement date occurred in April 2023. During the year ended December 31, 2025, the Company recognized $2.1 million of sublease income. Such amount is recorded as a reduction to rent expense.

12. Collaboration and License Agreements

Vertex Agreement - Overview

The Company and Vertex closed the Vertex Agreement in February 2023, as amended in October 2023, pursuant to which the Company granted Vertex an exclusive worldwide license to research, develop, manufacture and commercialize VX-670, as well as any additional EEV-based therapeutic candidates that may be identified by the Company for the potential treatment of myotonic dystrophy type 1 ("DM1") in the course of the parties' global research collaboration.

The Vertex Agreement provides for a four-year global research collaboration under which Entrada continued preclinical development of the Company's partnered candidate VX-670 pursuant to the mutually agreed-upon research plan ("Research Plan"). Vertex is obligated to reimburse the Company's research expenses incurred in performing activities under the Research Plan. The Research Plan is overseen by a Joint Research Committee ("JRC") as detailed in the Vertex Agreement. During 2025, the Company completed its Research Plan activities related to VX-670.

Under the Vertex Agreement, the JRC may amend the Research Plan to include additional DM1-related research activities with a goal of identifying other EEV-based therapeutic product candidates for the potential treatment of DM1. In the second quarter of 2023, Vertex amended the Research Plan (the "Amended Research Plan") to engage Entrada to perform work on additional EEV-based therapeutic candidates for the potential treatment of DM1. The Company continues to perform research activities pursuant to the Amended Research Plan.

Pursuant to the Vertex Agreement, the Company received an upfront payment of $223.7 million, and Vertex made an equity investment of $26.3 million by purchasing 1,618,613 shares of the Company's common stock, pursuant to a separate but simultaneously executed stock purchase agreement. The Company is eligible to receive up to $485.0 million upon the achievement of certain research, development, regulatory and commercial milestones. The Company will also receive tiered royalties, from the mid to high single digits based on potential future net sales of licensed products as set forth in the Vertex Agreement.

The term of the Vertex Agreement will expire in its entirety upon expiration of the royalty term as set forth in the Vertex Agreement. Vertex may terminate the Vertex Agreement for convenience by providing adequate written notice to the Company. The Company may terminate the Vertex Agreement under certain specified circumstances, including in the event Vertex or any of its affiliates or sublicensees challenges directly or indirectly in a legal or administrative proceeding the patentability, enforceability, or validity of any licensed patent as set forth in the Vertex Agreement. Either party may terminate the Vertex Agreement for an uncured material breach by the other party or upon the bankruptcy or insolvency of the other party. Neither party may assign the agreement without the prior written consent of the other party, except that a party may assign its rights and obligations to an affiliate or third party that acquires all or substantially all of the business or assets to which the Vertex Agreement relates and agrees in writing to be bound by the terms of the Vertex Agreement.

Vertex Agreement - Accounting Analysis

The Company determined that the Vertex Agreement should be accounted for in accordance with ASC 606 as Vertex was deemed to be a customer. The Company assessed the promised goods and services under the Vertex Agreement in accordance with ASC 606. At inception, the Vertex Agreement included one performance obligation which was the combination of the exclusive license and the performance of the research activities for VX-670 ("Performance Obligation One"). The Company concluded that the license is not distinct from the research and development services for VX-670 during the research collaboration as Vertex cannot fully exploit the value of the license without receipt of such services. The Company also determined, at inception, that Vertex's ability to engage Entrada to perform work on additional EEV-based therapeutic candidates for the potential treatment of DM1 through the JRC represented customer options. The Company concluded that these customer options do not represent a material right as these services will be reimbursed by Vertex at a price that represents standalone selling price for such services.

In the second quarter of 2023, Vertex amended the Research Plan ("The Amended Research Plan") to engage Entrada to perform work on additional EEV-based therapeutic candidates for the potential treatment of DM1 ("Performance Obligation Two"). Such work is treated as a separate contract for accounting purposes and represents a separate performance obligation as the activities are distinct from the combined license and research activities for VX-670.

Determination of Transaction Price

At the commencement of the arrangement, the Vertex Agreement had a fixed transaction price of $232.0 million, primarily consisting of the $223.7 million upfront fee plus a premium of $6.9 million related to the 1,618,613 shares sold to Vertex under the Stock Purchase Agreement when measured at fair value on the date of issuance. The shares issued to Vertex pursuant to the Stock Purchase Agreement were unregistered and therefore considered restricted securities at the time of issuance. As a result, the fair value of the shares issued to Vertex of $19.4 million was calculated using the closing price of the Company's unrestricted common shares on February 8, 2023, adjusted to reflect a discount for lack of marketability ("DLOM") due to the shares issued being unregistered and therefore subject to related sale restrictions.

The Company is also entitled to reimbursement of costs incurred in connection with the delivery of services performed for VX-670 and for additional EEV-based therapeutic candidates under the Amended Research Plan. The Company utilized the most likely amount approach to estimate the expected cost reimbursement. The Company concluded that these amounts do not require a constraint and are included in the transaction price at inception. The Company considers this estimate at each reporting date and updates the estimate based on information available.

As of December 31, 2025, the Company has received $92.5 million of total milestone payments under the Vertex Agreement. In 2024, the Company recorded a $38.7 million cumulative catch-up entry to collaboration revenue related to the clinical advancement milestone for VX-670 that was achieved in the first quarter of 2024, which triggered a $75.0 million milestone payment. No additional milestones were deemed probable of being achieved as of December 31, 2025 and, therefore, all remaining milestone payments were fully constrained and excluded from the transaction price as of December 31, 2025. The Company re-evaluates the probability of achievement of development milestones and any related constraint at each period end, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration revenue in the period of adjustment.

Allocation and Recognition

As of December 31, 2025, the transaction price for the combination of the exclusive license and the performance of the research activities for VX-670 primarily consists of (i) the upfront payment, (ii) the equity premium paid by Vertex, (iii) the milestone achieved in the fourth quarter of 2023, (iv) the milestone achieved in the first quarter of 2024 and (v) reimbursement of costs incurred in connection with the delivery of services under the Research Plan associated with VX-670.

The transaction price for the work on additional EEV-based therapeutic candidates consists of payments received from Vertex for research activities performed in connection with the delivery of services under the Amended Research Plan associated with such work.

The Company recognizes revenue associated with both performance obligations as the related research and development services are provided using an input method, according to the costs incurred as related to the respective research services and the costs expected to be incurred in the future to satisfy the performance obligations in accordance with the Amended Research Plan. The transfer of control occurs over this time period and, in management's judgment, is the best measure of progress towards satisfying the performance obligations.

As of December 31, 2025, Performance Obligation One is complete. For Performance Obligation Two, the amounts received that have not yet been recognized as revenue are deferred on the Company's consolidated balance sheet and will be recognized over the remaining research and development period until the performance obligation is satisfied.

For the year ended December 31, 2025, the Company recognized $25.4 million in revenue under the Vertex Agreement, including $5.2 million of cost reimbursements and $20.3 million from amounts in deferred revenue at December 31, 2024.

For the year ended December 31, 2024, the Company recognized $209.8 million in revenue under the Vertex Agreement, including $15.8 million of cost reimbursements, $70.5 million related to the clinical advancement milestone achieved in the first quarter of 2024 and $123.5 million from amounts in deferred revenue at December 31, 2023.

The aggregate amount of the transaction price allocated to Performance Obligation Two and recorded in deferred revenue at December 31, 2025 is $0.3 million. The Company will recognize the deferred revenue related to the research and development services based on a cost input method, over the remaining term of the research plan.

The costs incurred to perform the research activities pursuant to the Vertex Agreement are recorded in research and development expenses.

13. Employee Benefit Plan

The Company has a defined-contribution plan under Section 401(k) of the Code ("401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company's contributions were $1.2 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively.

14. Net Income (Loss) per Share

Basic and diluted net income (loss) per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,	
	2025	2024
Numerator:		
Net income (loss)	$ (143,750)	$ 65,626
Denominator:		
Weighted-average common shares outstanding, basic	41,371,486	37,306,363
Effect of dilutive securities	—	1,696,806
Weighted-average common shares outstanding, diluted	41,371,486	39,003,169
Net income (loss), basic	$ (3.47)	$ 1.76
Net income (loss), diluted	$ (3.47)	$ 1.68

Common Stock Equivalents

The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net income (loss) per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

| | Year Ended December 31, | |
	2025	**2024**
Unvested restricted common stock	2,284,277	440,353
Unvested performance stock units	438,500	438,500
Stock options to purchase common stock	5,960,989	2,452,396
	8,683,766	3,331,249

15. Segment Information

The Company manages its operations as a single segment. The Company's CODM, its Chief Executive Officer, manages the Company's operations on a consolidated basis for the purposes of assessing performance and making operating decisions. The segment measure of profit or loss is consolidated net income (loss).

The following table presents selected financial information with respect to the Company's single operating segment for the years ended:

| | Year Ended December 31, | | | |
		2025		**2024**
Collaboration revenue	$	25,421	$	210,782
Less:				
Research and development expenses				
Direct research and development expenses				
ENTR-601-44		24,340		13,109
ENTR-601-45		16,772		8,584
ENTR-601-50		7,694		10,851
ENTR-601-51		8,622		1,345
Collaboration services		2,463		12,074
Ocular programs		1,962		2,960
Other preclinical and discovery		2,672		4,966
Unallocated research and development expenses				
Personnel related (including stock-based compensation)		48,246		41,762
Facility related and other		29,498		29,655
Total research and development expenses		142,269		125,306
General and administrative expenses		41,050		38,465
Interest and other income		15,072		19,474
Provision for income taxes		924		(859)
Net (loss) income	$	(141,902)	$	65,626

Assets regularly provided to the CODM are consistent with those reported on the consolidated balance sheets with particular emphasis on the Company's available liquidity, including its cash, cash equivalents and marketable securities balances. All of the Company's tangible assets are held in the United States.

16. Subsequent Events

For the year ended December 31, 2025, subsequent events were evaluated through the date on which these consolidated financial statements were issued to determine if such events should be reflected in these consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission (the "SEC")'s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and our Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in "Internal Control - Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Arrangements

From time to time, our officers (as defined in Rule 16a–1(f)) and directors may enter into Rule 10b5-1 or non-Rule 10b5-1 trading arrangements (as each such term is defined in Item 408 of Regulation S-K). During the three months ended December 31, 2025, no officer or director of the Company adopted or terminated contracts, instructions or written plans for the purchase or sale of our securities that are intended to satisfy the conditions specified in Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 will be included in our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year, and is incorporated herein by reference.

We have adopted a Code of Business Conduct that applies to all officers, directors and employees in connection with their work for us. The full text of our Code of Business Conduct is posted on the investor relations page of our website at https://ir.entradatx.com/corporate-governance.

We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct by posting such information on our website, at the Internet address and location specified above.

Item 11. Executive Compensation

The information required by this Item 11 will be included in our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be included in our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be included in our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 will be included in our definitive proxy statement relating to our 2026 Annual Meeting of Stockholders, which we will file with the SEC within 120 days of the end of the fiscal year, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

    (a)   **Exhibits**

Exhibit Number	Description
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on November 2, 2021).
3.2	Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on June 13, 2024).
3.3	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Registrant on November 2, 2021).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
4.2	Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, effective as of March 29, 2021 (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Registrant on October 8, 2021).
4.3	Description of Securities of the Registrant (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed by the Registrant on March 15, 2022).
4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on June 24, 2024).
10.1#	2016 Stock Incentive Plan, and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended filed by the Registrant on October 25, 2021).
10.2#*	2021 Stock Option and Incentive Plan and form of award agreements thereunder.
10.3#	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.4#	Form of Indemnification Agreement between the Registrant and each of its directors (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.5#	Form of Indemnification Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.6#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.7#	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.8#	Third Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Registrant on August 6, 2025).
10.9#	Amended and Restated Employment Agreement, by and between the Registrant and Dipal Doshi, effective as of November 2, 2021 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.10#	Amended and Restated Employment Agreement, by and between the Registrant and Natarajan Sethuraman, effective as of November 2, 2021 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.11#	Amended and Restated Employment Agreement, by and between the Registrant and Nathan Dowden, effective as of November 2, 2021 (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).
10.12#	Amended and Restated Strategic Advisory Agreement, by and between the Registrant and Peter S. Kim, effective as of November 2, 2021 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed by the Registrant on October 25, 2021).

10.13†	Exclusive License Agreement, by and between the Registrant and Ohio State Innovation Foundation, dated as of December 14, 2018, as amended by Amendment No. 1 on October 8, 2019, Amendment No. 2 on March 9, 2020, Amendment No. 3 on July 6, 2021, Amendment No. 4 on February 7, 2022, and Amendment No. 5 on November 10, 2022 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by the Registrant on March 13, 2024).
10.14†	Lease Agreement, dated March 16, 2022, by and between the Registrant and IDB 17-19 Drydock Limited Partnership, as amended by Amendment No. 1 on April 5, 2023 (incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K filed by the Registrant on March 13, 2024).
10.15**	Stock Purchase Agreement, dated December 7, 2022, by and between the Registrant and Vertex Pharmaceuticals Incorporated (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on December 8, 2022).
10.16†	Strategic Collaboration and License Agreement, dated December 7, 2022, by and between the Registrant and Vertex Pharmaceuticals Incorporated, as amended by Amendment No. 1 on October 26, 2023 (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K filed by the Registrant on March 13, 2024).
10.17†	Sublicense Agreement dated December 7, 2022, by and between the Registrant and Vertex Pharmaceuticals Incorporated, as amended by Amendment No. 1 on October 26, 2023 (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K filed by the Registrant on March 13, 2024).
10.18**	Securities Purchase Agreement, dated June 24, 2024, by and among the Registrant and purchasers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on June 24, 2024).
10.19	Affiliate Registration Rights Agreement, dated June 24, 2024, by and among the Registrant and Baker Brothers Life Sciences, L.P. and 667, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on June 24, 2024).
19.1	Entrada Therapeutics, Inc. Second Amended and Restated Insider Trading Policy.
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K filed by the Registrant on March 6, 2023).
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
24.1*	Power of Attorney (included on signature page).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*+	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Entrada Therapeutics, Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by the Registrant on March 13, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed or furnished herewith.

† Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

\# Indicates a management contract or any compensatory plan, contract or arrangement.

+   The certifications furnished in Exhibit 32.1 hereto are deemed to be furnished with this Annual Report and will not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the Registrant specifically incorporates it by reference.

** Annexes, schedules and/or exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The   Registrant agrees to furnish supplementally a copy of any omitted attachment to the SEC on a confidential basis upon request.

      (b)   **Financial Statements Schedules**

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

ENTRADA THERAPEUTICS, INC.

By:	/s/ Dipal Doshi
Name:	Dipal Doshi
Title:	Chief Executive Officer and Director
	(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Dipal Doshi and Kory Wentworth, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ Dipal Doshi Dipal Doshi	Chief Executive Officer and Director *(Principal Executive Officer)*	February 26, 2026
/s/ Kory Wentworth Kory Wentworth	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 26, 2026
/s/ Kush M. Parmar, M.D., Ph.D. Kush M. Parmar, M.D., Ph.D.	Chairman and Director	February 26, 2026
/s/ Gina Chapman Gina Chapman	Director	February 26, 2026
/s/ Peter S. Kim, Ph.D. Peter S. Kim, Ph.D.	Director	February 26, 2026
/s/ Mary Thistle Mary Thistle	Director	February 26, 2026
/s/ Bernhardt Zeiher, M.D. Bernhardt Zeiher, M.D.	Director	February 26, 2026
/s/ Maha Radhakrishnan, M.D. Maha Radhakrishnan, M.D.	Director	February 26, 2026

BOARD OF DIRECTORS

Dipal Doshi
Chief Executive Officer

Kush M. Parmar, M.D., Ph.D.
Chairperson of the Board,
Managing Partner at 5AM Venture
Management LLC

Mary Thistle
Pharmaceutical Executive
(Former) and Advisor

Peter S. Kim, Ph.D.
Pharmaceutical Executive
(Former) and Advisor

Bernhardt Zeiher, M.D.
Pharmaceutical Executive
(Former) and Advisor

Gina Chapman
Pharmaceutical Executive (Former
CEO) and Advisor

Maha Radhakrishnan, M.D.
Executive Partner at Sofinnova
and Advisor

EXECUTIVE OFFICERS

Dipal Doshi
Chief Executive Officer

Nathan J. Dowden
President and Chief Operating
Officer

Kory Wentworth
Chief Financial Officer

Natarajan Sethuraman, Ph.D.
President of Research and
Development

CORPORATE HEADQUARTERS
One Design Center Place
Suite 17-500
Boston, MA 02210

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

TRANSFER AGENT
Computershare
480 Washington Boulevard
Jersey City, NJ 07310

**ENTRADA INVESTOR
RELATIONS**
Information about Entrada
Therapeutics, press
releases, and other investor
information is available on our
website at:
https://ir.entradatx.com/